As filed with the Securities and Exchange Commission on December 29, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

China Sunflower Group Limited
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands	2076	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

East City Industrial Development Zone
Minqin County, Wuwei City, Gansu Province
People’s Republic of China 733300
(86-935) 4124-118
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies to:

Richard I. Anslow, Esq.	Lawrence G. Nusbaum
Kristina L. Trauger, Esq.	Gusrae, Kaplan, Bruno & Nusbaum PLLC
Yarona Y. Liang, Esq.	120 Wall Street, 11th Floor
Anslow + Jaclin, LLP	New York, New York 10005
195 Route 9 South, Suite 204	Tel: (212) 269-1400
Manalapan, New Jersey 07726	Fax: (212) 809-5449
Tel: (732) 409-1212
Fax: (732) 577-1188

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price		Amount of registration fee

Ordinary shares, par value $0.01 per share	$20,000,000	(1)	$2,322.00
Underwriter’s options to purchase ordinary shares (2)	3,000,000	(2)	348.30
Ordinary shares underlying underwriter’s options (3)	1,000,000	(2)	116.10
Total Registration Fee			$2786.40

(1)
Estimated solely for the purpose of calculating the amount of the registration in accordance with Rule 457(o) under the Securities Act of 1933, as amended.  Includes an estimated                proposed maximum aggregate offering price from the sale of ordinary shares which may be issued pursuant to the exercise of a 45-day option granted by the registrant to the underwriters to cover over-allotments, if any.

(2)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, there are also being registered an indeterminable number of our ordinary shares as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(3)
The Registrant will sell to the underwriters for $100 options to purchase a number of ordinary shares that is equal to 5% the aggregate number of shares sold in this offering excluding the over-allotment option.  The options will be exercisable at a per share exercise price equal to 125% of the public offering price.  As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ options is $1,250,000, which is equal to 125% of $1,000,000 (5% of $20,000,000).  In accordance with Rule 457(g) under the Securities Act, because the ordinary shares underlying the underwriters’ options are registered hereby, no separate registration fee is required with respect to the options registered hereby.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 29, 2010

China Sunflower Group Limited

 American Depositary Shares

Representing           Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of China Sunflower Group Limited, or China Sunflower. China Sunflower is offering           ADSs. Each ADS represents            ordinary shares, par value $0.01 per share, of China Sunflower. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We anticipate that the initial public offering price per ADS will be between $         and $         . We intend to apply to list our ADSs on the NASDAQ Capital Market under the symbol “            ”. No assurance can be given that our application will be approved. If the application is not approved, we will not complete this offering.

The underwriters have an option to purchase up to           additional ADSs from us at the initial public offering price, less the underwriting discount, to cover over-allotments of ADSs.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1) Rodman & Renshaw, LLC will receive warrants to purchase up to           ordinary shares, with an exercise price of $        per ordinary share (          % of the public offering price), exercisable beginning on the first anniversary of the closing date, with an expiration date of            , 201     (the           year anniversary of the effective date of the Registration Statement of which this prospectus forms a part. In addition, we have agreed to reimburse the underwriter for certain of its expenses as described under “Underwriting” in this prospectus.

The underwriter expects to deliver the ADSs to purchasers in New York, New York on or about             , 2010.

Rodman & Renshaw, LLC

The date of this prospectus is             , 2010

You should rely only on the information contained in this prospectus.  Neither we nor the underwriter have authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

We have not taken any action to permit a public offering of our ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States.  Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Through and including                     , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus. The following summary should be read in conjunction with the more detailed information and financial statements (including the related notes) appearing elsewhere in this prospectus. For a discussion of certain factors you should consider before deciding to invest in our shares, see “Risk Factors.”

Overview

We are a British Virgin Islands company formed to engage in the sunflower business in China, including the screening, test cultivation and sale of sunflower seeds for planting, and the production and sale of sunflower oil under the brand “Westerner” (“西部人” in Chinese). In addition, we conduct research on and seek to develop other high value-added sunflower related products. Our operating facility is located in Wuwei City, Gansu Province, China. Wuwei City is suitable for sunflower cultivation and growth due to its favorable climate and environmental conditions. More than 66 hectares of our plantation base has been certified as a “Pollution-free Place of Production” by the Ministry of Agriculture of China in 2008.

We believe we are among the leading companies in the sunflower industry in China.  We promote green agriculture in Gansu Province. In 2004, we were granted the “Provincial Leading Dragon Head Enterprise” award by the provincial government of Gansu and the “China Spark Program Model Enterprise” award by the state government for our processing and development of high quality sunflower seeds.  Our strong research and development capabilities and our unique integrated business model are among our competitive advantages and help us maintain high profit margins. We place great emphasis on product quality control, and our sunflower oil products are certified as “Pollution-free Product” and “Pollution-free Place of Plantation” by the Ministry of Agriculture of China. We are also one of the few companies in China whose sunflower seeds and sunflower oil products have been certified as “EC Organic Product” by ECOCERT, one of the largest organic certification institutes in the world.

We generate revenues mostly from the sale of sunflower oil and sunflower seeds used for planting. We also generate revenues from auxiliary products, such as oil cake. In the past two years, we have experienced significant growth in revenue and profits. Our revenue grew from $11.48 million in the fiscal year 2008 to $17.21 million in the fiscal year 2009, representing an increase of 49.97%. Our net income grew from $2.45 million to $3.80 million during the same period, representing an increase of 55.21%. Our gross and net margins in the fiscal year 2009 were 30% and 22%, respectively, both representing a significant improvement over margins achieved during the fiscal year 2008. Our revenue grew from $11.86 million for the nine months ended September 30, 2009 to $20.04 million for the same period in 2010, representing an increase of 69.02%. Our net income grew from $2.82 million to $4.43 million during the same period, representing an increase of 57.04%. Our gross and net margins for the nine months ended September 30, 2010 were 30% and 22%, respectively.

Our Industry and Market

According to “World: Sunflower and Products Supply and Distribution” issued by the United States Department of Agriculture, global sunflower oil consumption increased from 7.5 million tons in 2001 to 11.16 million tons in 2009, while production increased from 7.44 million tons to 11.47 million tons over the same period.

The consumption of sunflower oil in China, according to “China Oilseeds and Products Supply and Distribution” issued by the United States Department of Agriculture, increased from 0.33 million tons in 2006 to 0.43 million tons in 2009, a compound annual growth rate or CAGR of 9.5%, and 0.42 million tons in 2010 year-to-date (until October). The consumption of sunflower oil in China has been growing at a faster pace than other vegetable oils; for comparison, the average CAGR of consumption of all vegetable oils from 2006 to 2009 was only 6.4%. Due to increasing demand, the import of sunflower oil in China also increased, from 0.09 million tons in 2006 to 0.17 million tons in 2009 and 0.15 million tons in 2010 year-to-date (until October).

Despite the growth of sunflower oil consumption in China, the per capita consumption remains low compared to other countries. According to United States Department of Agriculture, the per capita consumption of sunflower oil in China, India and the European Union in 2009 was 0.3 kilogram, 0.9 kilogram and 5.9 kilogram, respectively.

In 2007, the State Council of China issued Guidance on Promoting Production and Development of Oil Plants, or the Guidance. The Guidance provided that the plantation area for oil plants was expected to increase by 6% and the output to increase by 14% in 2010 compared to 2006. Further, the per acre production amount was expected to increase by an additional 6% in 2010 compared to 2006, mainly due to new cultivation techniques and new types of seeds. The Guidance encouraged the plantation of special oil plants, such as sesame, flax, oil type sunflower, oil type tea, and olive, as well as the Company + Base + Farmers business model.

According to the Food and Agriculture Organization of the United Nations, or the FAO, the plantation area for sunflowers in China was 1.03 million hectares in 2006, ranking sixth in the world.  With the encouragement from the PRC government for oil type sunflower planting, we expect that sunflower, especially the high-oil types, will be developed in more areas in China.

With the PRC government’s support of oil-type sunflower plantation and an increasing demand for sunflower oil products in China, we expect that sunflower plantation will continue to grow in the future.

Our Competitive Advantages

We believe that the following strengths greatly assist our business:

•	Our reputation as a sunflower oil producer and sunflower seed provider in China;

•	Unique business model and established and secured raw-material sourcing network;

•	Stringent quality control and state-of-the-art facilities;

•	Highly recognized brand and company name;

•	Strong research and development capabilities, as well as expertise in seed plantation technology;

•	Sufficient and high quality raw material supply and low cost of procurement logistics;

•	Experienced and dedicated management team;

•	Long-term and strong relationships with sunflower oil distributors and seed providers;

•	Government’s support of the green industry;

•	Sufficient local labor resources; and

•	The natural health benefits of sunflower oil.

Our Growth Strategies

Specific elements of our growth strategies include:

•	Expand production capacity and increase market penetration;

•	Expand our current cooperative plantation base;

•	Enhance and expand our marketing and distribution network;

•	Develop international distribution channels to increase our export volume;

•	Continue to develop market-accepted auxiliary sunflower seed products;

•	Enhance brand image and recognition; and

•	Improve our expertise and technical know-how.

Risk Factors

We face certain risks, challenges and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in the “Risk Factors” section and elsewhere in this prospectus before investing in our ADSs.

Corporate History and Structure

We are a British Virgin Islands company and conduct substantially all of our business through our operating subsidiaries in China. We commenced operations in China in 2003 and established China Sunflower Group Limited as an offshore holding company in the British Virgin Islands on October 21, 2010. We own 100% of China Sunflower Industry Holdings Ltd., or China Sunflower-HK, a Hong Kong company, which is the parent company of Gansu Zhengnong Sunflower Industry Company Limited, or Zhengnong, a wholly foreign owned enterprise in China. On November 8, 2010, the shareholders of China Sunflower-HK exchanged all of their shares of China Sunflower-HK for the shares of China Sunflower.

Pursuant to a series of control agreements between Zhengnong and Gansu JOY Agricultural Technology Company, or JOY Technology, dated September 8, 2010, JOY Technology became a contractually-controlled subsidiary of Zhengnong. JOY Technology owns 99.42% of the shares of Gansu JOY Import and Export Trading Company, or JOY Trading. For a description of these agreements, see “Corporate History and Structure” on page 51.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates on the date of this prospectus. Mr. Wei is the sole shareholder of Bright Joy Innovation Holdings Ltd.

Corporate Information

Our principal executive offices are located at East City Industrial Development Zone, Minqin County, Wuwei City, Gansu Province, People’s Republic of China 733300. Our telephone number at this address is + (86-935) 4124 -118. Our agent for service of process in the British Virgin Islands is NovaSage Incorporations (BVI) Limited with an address at Quastisky Building, P. O. Box 4389, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is                        with an address at                         .

Investors should contact us for any inquires through the address and telephone number of our principal executive office. Our principal website is www.joygs.com. The information contained on our website is not a part of this prospectus.

Conventions that Apply to this Prospectus

Unless otherwise indicated, information in this prospectus assumes that the underwriter has not exercised its over-allotment option to purchase up to   additional ADSs from us.

As used in this prospectus,

•
“we,” “us,” “our company,” “our” and “China Sunflower” refers to China Sunflower Group Limited, a British Virgin Islands company, and unless the context requires otherwise, includes its direct and indirect subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan for the purpose of this prospectus;

•	“BVI” refers to British Virgin Islands.

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.01 per share;

•	“RMB” or “renminbi” is the lawful currency of the PRC; and

•	“fiscal 2009” and “fiscal 2008” refer to our fiscal years ended December 31, 2009 and December 31, 2008, respectively.

Unless otherwise indicated and except where the context otherwise suggests, our financial information presented in this prospectus, including our audited consolidated financial statements and related notes, has been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

For fiscal 2009 and fiscal 2008, our income statements were translated at a rate of RMB 6.6905 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Government control of currency may affect the value of your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The Offering

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.

ADSs offered by us	ADSs.

ADSs outstanding immediately after the offering	ADSs (or ADSs, if the underwriter exercises in full its over-allotment option to purchase additional ADSs).

Ordinary shares outstanding immediately after the offering	ordinary shares (or ordinary shares, if the underwriter exercises in full its over-allotment option to purchase additional ADSs).

The ADSs	Each ADS represents ordinary shares, par value $0.01 per share. The ADSs will be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for that surrender.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment which imposes or increases fees or charges or which materially prejudices any substantial existing rights you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to the ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds
The net proceeds to us from this offering are expected to be approximately $       million, assuming an initial public offering price per ADS of $         , which is the mid-point of the estimated public offering price range.

The primary purposes of this offering are to create a public market for our ADSs, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for capital expenditures, funding possible future acquisitions and other general corporate purposes.

Over-allotment option	We granted to the underwriter an over-allotment option, exercisable within 45 days from the date of this prospectus, to purchase up to additional ADSs.

Lock-up
We and all of our directors, executive officers and existing shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, ADSs representing our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days following the date of this prospectus. See “Underwriting” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

NASDAQ symbol	“ ”

Listing
We intend to apply to have our ADSs listed on the NASDAQ Capital Market under the symbol “      ” on or promptly after the date of this prospectus. We cannot assure you that our ADSs will be or will continue to be listed on the NASDAQ Capital Market.

Depositary	The Bank of New York Mellon

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

The following summary consolidated statements of operations for our Company for the fiscal years ended December 31, 2008 and 2009 and the summary consolidated balance sheets as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

The summary consolidated statements of Income and Comprehensive Income for the nine-months ended September 30, 2009 and 2010 and the summary consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements, related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results to be expected in any future period.

	For the years			For the nine-month periods
	ended December 31,			ended September 30,
Consolidated Statements of Income and	2009		2008	2010		2009
Comprehensive Income	(Audited)	(Unaudited)	(Audited)	(Unaudited)		(Unaudited)
	RMB	USD	RMB	RMB	USD	RMB
	(In thousands, except ordinary shares and earnings per ordinary share)

Revenues	115,172	17,214	76,797	134,097	20,043	79,339
Cost of revenues	(80,642)	(12,053)	(53,567)	(94,192)	(14,078)	(54,077)

Gross Profit	34,530	5,161	23,230	39,905	5,965	25,262

Operating expenses
Selling and distribution expenses	(1,672)	(250)	(936)	(1,607)	(240)	(1,233)
General and administrative expenses	(1,885)	(282)	(1,727)	(2,098)	(314)	(1,114)

Total operating expenses	(3,557)	(532)	(2,663)	(3,705)	(554)	(2,347)

Income from operation	30,973	4,629	20,567	36,200	5,411	22,915

Other income	0	0	0	19	3	0
Other expenses	(3)	0	(23)	(65)	(10)	(2)
Interest income	40	6	66	83	12	32
Interest expense	(1,032)	(154)	(1,296)	(1,271)	(190)	(752)

Income before income taxes	29,978	4,481	19,314	34,966	5,226	22,193
Provision for income taxes	(4,497)	(672)	(2,897)	(5,341)	(798)	(3,329)

Net income	25,481	3,809	16,417	29,625	4,428	18,864

Net income attributed to non-controlling interests	558	84	359	169	25	413

Net Income attributed to China Sunflower	24,923	3,725	16,058	29,456	4,403	18,451

Basic and diluted earnings per ordinary share	18.21	2.72	11.73	7.22	1.08	13.48

Weight Average Shares	1,368,467	1,368,467	1,368,467	4,077,077	4,077,077	1,368,467

Other Comprehensive Income
Net income	25,481	3,809	16,417	29,625	4,428	18,864
Foreign currency translation adjustment, net of tax	0	0	0	28	4	0
Total comprehensive income	25,481	3,809	16,417	29,653	4,432	18,864
Attributable to non-controlling interests	558	84	359	169	25	413
Attributable to China Sunflower	24,923	3,725	16,058	29,484	4,407	18,451

Consolidated Balance Sheets	As of December 31,		As of September 30,
	2009	2008	2010
	(Audited)	(Audited)	(Unaudited)
	RMB	RMB	RMB	USD
	(In thousands, except ordinary shares and earnings per ordinory share)
ASSETS
Current assets
Cash and cash equivalents	4,098	1,714	74,092	11,074
Trade accounts and other receivable	23,989	9,311	17,764	2,655
Advance to suppliers	3,900	1,900	17,700	2,646
Inventories	55,279	34,017	12,317	1,841
Value added tax recoverable	6,368	2,903	268	40

Total current assets	93,634	49,845	122,141	18,256

Non-current assets
Property, plant and equipment (Net value)	25,799	25,822	24,086	3,600
Intangible assets	2,030	2,306	1,993	298
Total non-current assets	27,829	28,128	26,079	3,898

Total assets	121,463	77,973	148,220	22,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	607	345	926	138
Other payables	238	124	222	33
Other payables – related parties	26,700	24,770	1,986	297
Accrued payroll	51	62	41	6
Taxes payable	1,230	1,016	1,415	212
Short-term loan	27,500	12,000	19,500	2,915

Total liabilities	56,326	38,317	24,090	3,601

Equity attributable to China Sunflower	63,711	38,788	123,494	18,458

Equity attributable to non-controlling interests	1,426	868	636	95

Total liabilities and shareholders’ equity	121,463	77,973	148,220	22,154

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this prospectus, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our ADSs. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this prospectus before deciding to invest in our ADSs.

Risks Related to Our Business and Industry

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations. Although our revenues have grown rapidly since our inception in 2003, we cannot guaranty that we will maintain profitability or that we will not incur net losses in the future.

Our limited operating history in the sunflower seed and sunflower oil industry may not provide a meaningful basis to evaluate our business. JOY Technology was formed in 2003.  Although our revenues have been growing rapidly since inception, we cannot assure you that we will maintain profitability or that we will not incur net losses in the future. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including, but not limited to, the potential failure to:

•	obtain sufficient working capital to support our expansion;

•	maintain or protect our intellectual property;

•	maintain our proprietary technology;

•	expand our product offerings and maintain the high quality of our products;

•	manage our expanding operations and continue to fill customers’ orders on time;

•	maintain adequate control of our expenses allowing us to realize anticipated revenue growth;

•	implement our product development, marketing, sales, and acquisition strategies and adapt and modify them as needed;

•	successfully integrate any future acquisitions; and

•
anticipate and adapt to changing conditions in the sunflower seed and sunflower oil industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of the foregoing risks, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our operations are inherently subject to changing conditions that can affect our profitability, such as a decrease in sales of our products and unfavorable weather and environmental conditions.

Our operations are subject to changing conditions that can affect levels of production and production costs for varying lengths of time and can result in decreases in profitability. We are exposed to price risks related to the sale of sunflower oil and sunflower seeds.

In addition, our operating results might also be adversely impacted by unfavorable weather and environmental conditions including but not limited to sandstorm and drought. Under unfavorable weather and environmental conditions, we might be forced to pursue special production plans which differ from our routine production activities, including temporarily closing our production facilities, shortening operation time, and reducing production shifts. As a result, our productivity might materially decrease.

Part of our revenue stream depends on our ability to deliver sunflower seeds at the beginning of their growing season. Our supply of sunflower seeds and their timely availability can be negated by drought, flood, storm, blight, or the other woes of farming. Any such event or a combination thereof could render us unable to meet the demands of our distribution network. This could have a long-term negative effect on our ability to grow our business.

Quarterly operating results may fluctuate and our operating results could be adversely affected by various factors such as decrease of product sales, price changes in response to competitive factor and increases in raw material costs.

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for our products and changes in the price of core raw materials, including sunflower seeds, which directly affect the price of our products and may influence the demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by, among others, the following factors: variations in the mix of product sales; price changes in response to competitive factors; increases in raw material costs and other significant costs; increases in utility costs (particularly electricity), and interruptions in plant operations resulting from the interruption of raw material supplies.

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies are in or are just emerging from recession. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including those of the United States and China. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. Any prolonged slowdown in the global or Chinese economy or downturn in the sunflower industry may negatively impact our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital that we may be unable to obtain in a timely manner or on acceptable terms, or at all.

We may require additional capital in order to grow, remain competitive, develop new services and expand our capacity. Our ability to obtain capital is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities; and

•	economic, political and other conditions in China, the United States and elsewhere.

However, financing may not be available in amounts or on terms acceptable to us, if at all.

We are significantly dependent on the revenues from our trading business of sunflower seeds and, therefore, our results of operations could be negatively impacted if we are unable to sell a sufficient amount of sunflower seeds at satisfactory margins.

For fiscal years 2009 and 2008 and for the nine months ended September 30, 2010, we derived approximately 31.56%, 33.06% and 29.90% respectively, of our total revenue from the sale of sunflower seeds for planting. Our dependence on the market for sunflower seeds for planting makes us particularly vulnerable to negative market changes that may occur in this product line. In particular, if demand for our sunflower seeds decreases or if industry supply exceeds demand, the price of sunflower seeds will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

If we fail to effectively promote our brands, particularly our brand “Westerner” (“西部人”), our business, financial condition and results of operations may be materially and adversely affected.

We believe that brand image plays an important role in influencing consumers’ decisions in purchasing our products. Our brands, particularly our brand ”Westerner” are critical to the success of our business. For the fiscal years 2009 and 2008 and for the nine months ended September 30, 2010, we derived approximately 48.66%, 41.22% and 49.92% respectively, of our total revenue from the sales of sunflower oil products under our brand ”Westerner”. Our business and market position largely depend on our ability to successfully promote our brands, particularly our brand “Westerner” and our ability to continue to develop and sell new products under our brands. We cannot assure you that our marketing and promotional activities will remain effective. If we fail to successfully market or promote our brands, our brand recognition may be adversely affected and the demand for our products may decline or fail to increase as much as we expect. If our brands are tarnished in any manner, we may lose our competitive advantage and our business, financial condition and results of operations may be materially and adversely affected.

A limited number of our customers have accounted for and may account for a high percentage of our revenues. The loss or significant reduction in orders from any of these customers could materially and adversely affect our business, financial condition, results of operations and prospects.

Our ten major customers accounted for over 65% of our total revenue for the nine months ended September 30, 2010, fiscal 2009 and fiscal 2008. Non-renewal or termination of our relationship with these customers may have a material adverse effect on our revenue. No assurance can be given that we will be able to maintain a relationship similar in scope to our current arrangement with these customers. Additionally, no assurance can be given that our business will not remain largely dependent on a limited number of customers accounting for a substantial part of our revenue.

Due to our customer concentration, any of the following events, among others, may cause material revenue fluctuations or adversely affect our financial condition, results of operations and prospects:

•	order or contract reduction, delay or cancellation by one or more of our significant customers and our failure to identify and acquire additional or replacement customers; and

•	a substantial reduction by one or more of our significant customers in the price they are willing to pay for our services and products.

Fluctuations in commodity prices can increase our costs and decrease our sales which could adversely affect our business and results of operations.

We purchase sunflower seeds from local farmers at market price and store the seeds in inventory until they are processed for oil type sunflower seeds or sold for confection sunflower seeds. The raw material sunflower seeds constitute a significant portion of the production costs for sunflower oil products. We may be unable to avoid the risk of short- and medium-term price changes. Accordingly, increases in commodity prices may negatively affect our cost of goods sold or cause us to increase sales prices, which could adversely affect our sales and/or earnings. Farmers’ incomes are also affected by commodity prices; as a result, commodity prices could have a negative effect on their ability to purchase our products.

We may not be able to develop new products or expand into new markets; as a result, our business and financial condition could be adversely affected.

We will continue to improve our products, develop and market new products, and target new customer groups. The launch and development of new products involve considerable time and commitment which may exert a substantial strain on our ability to manage our existing business and operations. We cannot ensure the success of any new brand or products or that any income will be generated from such new brand or products. If we are not able to develop and introduce new products successfully, or if new products fail to generate sufficient revenues to offset research and development costs, our business, financial condition and results of operations could be adversely affected.

One of our growth strategies envisages us selling new or existing products into new markets in other areas of China. We cannot assure you that we will successfully enter into other markets in China. If we fail to expand into new markets, our business and financial condition could be adversely affected.

If we fail to introduce sunflower seed varieties that meet the needs of the local farmers who comprise our customers, our sales would decrease; any such decrease would materially and adversely affect our results of operations and growth prospects.

Before we market and introduce sunflower seeds for planting, including oil-type sunflower seeds and confection-type sunflower seeds, we choose the seeds that are suitable for the geographical conditions and customers’ needs. Through experimental planting, we discover specifics for each type of seeds and develop a corresponding planting technology suitable for the local soil and climate. We provide this technology to local farmers as technical support. However, we cannot assure you that our sunflower seed varieties will meet our customers’ expectations, or that we will be able to introduce new seed varieties. Reorder rates are uncertain due to several factors, many of which are beyond our control, including changing local environments and changing customer preferences. We also face increasing competition due to competitive pricing. The competitive nature stems from the demands of customers, the development of higher-quality products by our competitors, and general economic conditions. The process for new products to gain market recognition and acceptance is uncertain. If we fail to introduce and commercialize seed varieties that meet the demand of customers, our growth prospects may be materially and adversely affected and our future sales will be adversely affected.

Our operations may be disrupted for maintenance services or reasons beyond our control, which could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted for maintenance services or reasons beyond our control. The refinement production lines are subject to a maintenance period of approximately 30 days per year, usually in July, during which the refinement production process stops. Other production lines are subject to on-going maintenance checks. Moreover, other causes of disruption include extreme weather conditions, fire, natural catastrophes, raw material supply disruptions, equipment and system failures, mechanical malfunctions, workforce shortages, workforce actions, human errors or environmental issues. Any significant disruption to our operations could adversely affect our ability to produce and sell products or deliver services, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our revenues from the sale of sunflower seeds for planting depend on the financial condition of a large number of small farmers. They purchase our sunflower seeds in cash due to lack of financing options available. If a substantial number of our customers become unable to pay for seeds, our sales, revenues and operating results will decline.

We have a large and diversified customer base, with no individual customer representing more than 1% of our revenues from sales of sunflower seeds for planting except for some corporate customers. While a widespread customer base provides us some protection, the of credit available to farmers in China reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent farmers from fulfilling their purchasing commitments to us resulting in a decrease in our revenues and a negative impact on our results of operations.

Our operations and contractual plantation base may be disrupted for water shortages and desertification risk in Minqin County, which could adversely affect our business, financial condition and results of operations.

              Our facilities and contractual plantation base are mainly located in Minqin County, which is surrounded by Tengger Desert and Badain Jaran Desert. Due to the specific weather and geographical conditions, water shortages in Minqin County are very common and result in the desertification of the local area, which makes Minqin County the front edge of monitoring and controlling desertification by the meaning of geography and environmental gradient. To prevent desertification in Minqin County, the Chinese government provided significant financial aid through a project to restore the ecosystem in the region of Shiyang River, the main river in Minqin County. Besides the financial aid to ecological management, the local government adjusts the crop structure, implements ecological efficient agriculture strategies to substantially develop the water-saved crops, such as sunflower in order to prevent deterioration of ecosystem. However, the water shortages and desertification risk could nonetheless have a material adverse effect on our business, financial condition and results of operations.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	Diversion of management’s attention;

•	Difficulties in retaining personnel of the acquired companies;

•	Unanticipated problems or legal liabilities; and

•	Tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key personnel and users. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

We may face increasing competition which could reduce our market share and adversely affect our financial condition and results of operations.

Our competitors include other enterprises which sell sunflower seeds, sunflower oils and other vegetable oils. We compete with such competitors on the basis of a number of factors, including product quality, product variety, pricing, brand recognition and the ability to recruit experienced and talented employees. If we are unable to maintain our competitiveness in these areas, our business operations, market share and financial condition may be adversely affected.

We cannot assure you that we will successfully expand our market share. We may be unable to respond to new or emerging technologies and changes in client requirements and/or demands. Increasing competition could adversely affect our market share and materially affect our business, financial condition and operating results. We may be forced to reduce the price of our products due to increased competition, which could adversely affect our business, financial condition and results of operations.

We require significant amounts of capital to operate our business and fund capital expenditures. Insufficient cash flow may adversely affect our competitiveness and results of operations.

Our business is capital intensive and we depend on cash provided by our operations as well as access to external financing to operate and expand our business. We require significant amounts of capital to operate our business and fund capital expenditures. Our future funding requirements will depend, to a large extent, on our working capital requirements and the nature of our capital expenditures. We are required to make substantial capital expenditures to maintain and continuously upgrade and expand our production facilities, as well as distribution and marketing network to keep pace with competitive developments, technological advances and changing requirements in our industry. We intend to fund a portion of our future capital expenditures, working capital and other funding requirements from cash flows provided by our operating activities and from external sources of financing. If we are unable to generate sufficient cash flows or raise sufficient external financing on attractive terms to fund these activities, we may not be able to achieve our desired operating efficiencies and expansion plans, which may adversely impact our competitiveness and, therefore, our results of operations.

Our ability to operate effectively could be impaired if we lose key personnel or if we fail to attract qualified personnel.

Our business depends on a number of key employees, in particular Mr. Mingguang Wei, our chairman and chief executive officer. The loss of any of these key employees could have a material adverse effect on our operations.  In addition, to the extent that our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. No assurance can be given that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Accordingly, if we are not able to retain these officers, or effectively fill vacancies of departing key persons, our business may be impaired. The lack of life insurance on any of these important personnel could also have an adverse effect on our financial conditions in case of the death of any of these important key personnel.

Our management has no experience in managing and operating a public company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our current management has no experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties, including our attorneys and accountants. Most of our middle and top management staff were not educated and trained in the United States or other Western countries, and as such have limited experience in the US capital markets. We may have difficulty hiring new employees in the PRC with such training.  As a result, we may experience difficulty in establishing management, legal and financial controls and collecting financial data and preparing financial statements that meet US standards. We may also experience difficulties in implementing and maintaining adequate internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, as amended. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. Failure to comply or adequately comply with any laws, rules, or regulations applicable to us may result in fines or regulatory actions, which may in turn materially and adversely affect our business, results of operations, and financial condition and could result in delays in achieving either the effectiveness of the registration statement relating to the ADSs being sold in this offering or the development of an active and liquid trading market for our ADSs. To the extent that the market place perceives that we do not have a strong financial staff and financial controls, the market for, and price of, our securities may be impaired.

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have recently experienced rapid growth in revenues. Our sales grew to $17.20 million in fiscal 2009 from $11.48 million in fiscal 2008. With the forecasted increase in market demand for sunflower oil and sunflower seeds, we are actively developing our business and expanding our workforce to pursue existing and potential market opportunities.

Our rapid growth places a significant strain on our management, systems and resources. To accommodate our growth, we will need to implement a variety of new operational and financial systems and new procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. Moreover, as we introduce new products or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar or cannot foresee. All of these endeavors will involve risks and require substantial management efforts and skills. As a result of any of these risks associated with growth, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011 we will be required to prepare a management report on our internal control over financial reporting containing our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if they are not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed.

Prior to this offering, we have been a private company with a limited number of accounting personnel and we have accounted for our business using PRC accounting standards. Our accounting staff has limited experience with U.S. GAAP standards and reporting requirements and the rules and regulations as promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB. Our current staff is not experienced in U.S. GAAP requirements and we may experience difficulty in developing strong internal controls and internal documentation, accounting, auditing and reporting systems. It is possible that our weaknesses in these areas could lead to errors that are damaging to us. We have begun the process of improving our U.S. GAAP reporting capabilities and we plan to hire additional accounting personnel with U.S. GAAP experience to improve our ability to apply U.S. GAAP. We prepared and are in the process of implementing formal accounting policies and procedures to address key accounting areas for routine and non-routine transactions. We are working to implement these measures in fiscal 2010, although we cannot assure you that we will complete such implementations by then. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

We will continue to implement measures to identify and, if necessary, to remedy any material weaknesses and significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act. We estimate that the cost of improving our U.S. GAAP reporting capabilities and establishing effective internal controls will be $250,000 to $350,000 per year, which includes the cost of hiring a qualified chief financial officer and qualified accounting personnel.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We use “Westerner” (“西部人”) trademark on nearly all of our products and believe that having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, identifying us and distinguishing our goods from the goods of others. We consider our trademarks to be among our most valuable assets. We believe that our trademarks are generally sufficient to permit us to carry on our business as presently conducted. While we vigorously protect our trademarks against infringement, we cannot assure you that we will be able to secure patents or receive trademark protection for our intellectual property in the future, nor can we assure that protection will be adequate for future products.

In addition, the laws of foreign countries where we distribute our products may not protect intellectual property rights to the same extent as do the laws of the PRC. We cannot assure you that the actions we have taken to establish and protect our trademarks and other intellectual property rights outside the PRC will be adequate to prevent imitation of our products by others or, if necessary, successfully challenge another party’s counterfeit products or products that otherwise infringe on our intellectual property rights on the basis of trademark infringement. Continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. We may face significant expenses and liabilities in connection with the protection of our intellectual property rights outside the PRC, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition could be adversely affected.

We have very limited insurance coverage which could expose us to significant costs and business disruption.

We have purchased limited insurance coverage for our assets but we cannot assure you that the present insurance coverage is sufficient to meet any claims to which we may be subject. Further, we cannot assure you that we will in the future be able to obtain or maintain insurance on acceptable terms or at appropriate levels or that any insurance maintained will provide adequate protection against potential liabilities. In addition, defending us against such claims may strain management resources, affect our reputation and require us to expend significant sums on legal costs. Should any natural catastrophes such as earthquakes, floods, hurricanes or any acts of terrorism occur in Gansu Province, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer significant property damage, and/or a loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations.

If our products become contaminated, we may be subject to product liability claims and product recalls.

Our products may be subject to contamination by disease-producing organisms or pathogens. These pathogens are found generally in the environment and therefore, there is a risk that they could be present in our products. These pathogens can also be introduced to our products as a result of improper handling during processing or at the consumer level. This risk may be controlled, but may not be eliminated, by adherence to good practices and finished product testing. We have little, if any, control over proper handling procedures once our products are delivered for distribution.

Our products are subject to sampling examinations on product quality by the PRC government authorities. If the products materially failed to meet any relevant quality or safety standards, we may be required by the PRC government authorities to recall the products and we may be held responsible for such failure, in which case our reputation and operations will be adversely affected.

Producers and sellers of defective products in the PRC may be liable for any loss and injury caused by such products. According to the principal laws and regulations governing this area, such as the PRC Civil Law, where a sub-standard product causes property damage or physical injury to any person, the producer or seller of such sub-standard product may be subject to civil liabilities under the PRC Civil Law for such damage or injury. The PRC Civil Law was supplemented by the Product Quality Law. The Product Quality Law is intended to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Under the Product Quality Law, producers are responsible for the quality of the products they produce and the products must meet certain minimum standards. Further, the Consumers’ Protection Law gives protection to legal rights and interests of consumers in respect to the safety of people and property in the purchase or use of goods or services. The Consumers’ Protection Law must be observed by operators in the PRC in respect to goods produced or sold by them and in the provision of services.

We may also be liable for loss and injury due to defective products under the relevant laws of all possible jurisdictions other than the PRC which may have a materially adverse effect on our financial condition and results of operations. There can be no assurance that additional regulatory requirements will not be imposed by the PRC or other government authorities outside the PRC. We may also be required to incur extra expenditures to comply with the additional regulatory requirements from time to time. So far there was no product liability claim, product recall or other incident due to contamination of our products.. We are not aware of any contamination of our products.

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries.

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies that we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

. After this offering, our executive officers, directors and principal shareholders and their affiliated entities will beneficially own more than 50% of our outstanding shares. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constituent documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase ADSs in this offering.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008.  The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce.  Further, it requires certain terminations be based upon seniority and not merit.  In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs.  In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax.  The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Failure of paying the housing funds for the employees may be subject to challenges by the government authorities.

According to the Housing Fund Administrative Regulations promulgated by the State Council of the PRC on April 3, 1999, as amended on March 24, 2002, an employer is obligated to pay the relevant housing funds for its employees. The monthly housing fund contributed by an employer for an employee shall be at least 5% of such employee’s average monthly salary for the previous year.   If we fail to pay the mandatory housing funds for our employees, the competent authority may order us to pay such funds within a prescribed time of period; if we still fail to cure such situation after receiving the order, the competent authority may require the relevant court to enforce such payments.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed a new Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2009 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

JOY Technology is qualified as “a high tech enterprise” and enjoys tax benefits under the New EIT Law. However, we cannot assure you that we will be able to continue to enjoy such tax benefits. If we cannot continue to enjoy such tax benefits, we will be subject to a higher tax rate, which may materially and adversely affect our financial condition and results of operations.

The New EIT Law, which became effective on January 1, 2008, applies a uniform statutory income tax rate of 25% to enterprises in China. The New EIT Law and implementation rules promulgated under the New EIT Law provide that “a high tech enterprise” enjoys an income tax rate of 15%. As a verified high tech enterprise, JOY Technology has received a preferential income tax rate of 15% for the calendar year of 2008, 2009 and 2010.  If we cannot continue to enjoy such tax benefits, we will be subject to a higher tax rate and our tax rate will likely increase up to a maximum of 25%, which may materially and adversely affect our financial condition and results of operations.

Our contractual or other arrangements may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that our contractual arrangements as well as other related party transactions among our PRC subsidiaries were not made at arm’s length. These consequences include adjusting our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment may result in adverse tax consequences to us.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries and our contractual control of JOY Technology. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. As a result, there may be limitations on the ability of our PRC subsidiaries to pay dividends or make other investments or acquisitions that could be beneficial to our business or otherwise fund and conduct our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless such investments are otherwise provided for in the business scope. The foreign currency-denominated capital shall be verified by an accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders, including holders of our ADSs or ordinary shares.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may continue and when and how it may change again. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs or ordinary shares in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

We control JOY Technology through contractual arrangements which may not be as effective in providing control over JOY Technology as direct ownership, and if JOY Technology or its shareholders breach the contractual arrangements, we would have to rely on legal remedies under PRC law, which may not be available or effective, to enforce or protect our rights.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with JOY Technology that provide us, through our ownership of China Sunflower-HK and its ownership of Zhengnong, with effective control over JOY Technology. We have no direct ownership interest in JOY Technology. We depend on JOY Technology to hold and maintain contracts with our customers. JOY Technology also owns substantially all of our products, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business. Neither our company nor Zhengnong has any ownership interest in JOY Technology. Although we have been advised by our PRC legal counsel that each contract under Zhengnong’s contractual arrangements with JOY Technology is valid, binding and enforceable under current PRC laws and regulations in effect, these contractual arrangements may not be as effective in providing us with control over JOY Technology as direct ownership of JOY Technology would be. In addition, JOY Technology may breach the contractual arrangements. For example, JOY Technology may decide not to make contractual payments to Zhengnong, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be available or effective, particularly in light of uncertainties in the PRC legal system.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of Zhengnong’s contractual arrangements with JOY Technology. Zhengnong is considered a foreign invested enterprise under PRC law. As a result, Zhengnong is subject to PRC law limitations on its businesses and foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NASDAQ Capital Market, this offering could be delayed indefinitely.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (the “New M&A Rules”). This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process, if practicable at all. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006: (i) Zhengnong was directly incorporated by China Sunflower-HK as a foreign investment enterprise under PRC law; therefore, there was no acquisition of the equity of a “PRC domestic company” as defined under the New M&A Rules; and (ii) the contractual arrangements between JOY Technology and Zhengnong are not clearly defined and considered as the transaction which shall be regulated by the New M&A Rules. Therefore, we did not seek prior CSRC approval for this offering.

However, if the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months, if practicable at all. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.

Our current PRC shareholders and/or PRC beneficial owners have registered with the SAFE under the relevant SAFE regulations and will be required to update their registration upon the completion of this offering. While we believe our PRC shareholders and/or PRC beneficial owners have complied with existing SAFE registration procedures, any future failure by any of our shareholders and/or beneficial owners who are PRC residents, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital (including using the proceeds from this offering) into our PRC subsidiaries or to provide loans to our PRC subsidiaries, limit our PRC subsidiary’s ability to distribute dividends to our company, or otherwise adversely affect our business.

Risks Related to this Offering and our ADSs

The market price of our ADSs may be highly volatile, and you may not be able to resell them at or above the initial public offering price.

Prior to this offering, there has not been a public market for our ordinary shares or ADSs. We cannot assure you that an active trading market for our ADSs will develop following this offering. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active. The initial public offering price for the ADSs will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our ADSs is likely to be volatile. The price of our ADSs could be subject to wide fluctuations in response to a variety of factors, including the following:

•	Failure to expand our production capacity;

•	Failure to meet or exceed revenue and financial projections we provide to the public;

•	Actual or anticipated variations in quarterly operating results;

•	Failure to meet or exceed the estimates and projections of the investment community;

•	General market conditions and overall fluctuations in United States equity markets;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	Disputes or other developments relating to proprietary rights, including land use rights;

•	Additions or departures of key management personnel;

•	Issuances of debt or equity securities;

•	Significant lawsuits, including shareholder litigation;

•	Changes in the market valuations of similar companies;

•	Sales of our ADSs by us or our shareholders in the future;

•	Trading volume of our ADSs; and

•	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, including the NASDAQ Capital Market, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance.

If our ADSs become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our ADSs have a market price per ADS of less than $5.00, transactions in our ADSs may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	Make a special written suitability determination for the purchaser;

•	Receive the purchaser’s written agreement to the transaction prior to sale;

•
Provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
Obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our ADSs become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

If you purchase our ADSs in this offering, you will incur immediate and substantial dilution in the book value of your ADSs.

The public offering price is substantially higher than our net tangible book value per share. Investors purchasing ADSs in this offering will pay a price per ADS that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing ADSs in this offering will incur immediate dilution of $         per ADS, assuming an initial public offering price of $         per ADS. Further, investors purchasing ADSs in this offering will contribute approximately         % of the total amount invested by shareholders since our inception, but will own only approximately         % of the outstanding share capital.

This dilution is due to the substantially lower price paid by our investors who purchased their ordinary shares prior to this offering as compared to the price offered to the public in this offering. As a result of the dilution to investors purchasing ADSs in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of ordinary shares or ADSs in the public market by our shareholders could cause the price of our ADSs to fall.

Sales of a substantial number of our ordinary shares or ADSs in the public market or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs.

All of our existing shareholders prior to this offering are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders’ ability to transfer ordinary shares or ADSs for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of ordinary shares or ADSs that may be sold immediately following the public offering. Subject to certain limitations, approximately            of our total outstanding shares will be eligible for sale upon expiration of the lock-up period. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ADSs.

Future sales and issuances of our ordinary shares or ADSs or rights to purchase our ordinary shares or ADSs, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our ADSs to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ADSs, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

We do not intend to pay dividends on our ordinary shares so any returns will be limited to the value of our ADSs.

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum of association and articles of association, the BVI Business Companies Act, 2004, or the BVI Act, of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under the British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our ADSs may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our memorandum of association and articles of association. Shareholders are entitled to have the affairs of our company conducted in accordance with the general law and the memorandum of association and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the company’s constituent documents. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Anti-takeover provisions in our memorandum of association and articles of association and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the deposit agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may be a passive foreign investment company, of PFIC, which could lead to additional taxes for U.S. holders of our ADSs or ordinary shares.

We do not expect to be, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, which is a foreign company for which, in any given taxable year, either at least 75% of its gross income is passive income, or investment income in general, or at least 50% of its assets produce or are held to produce passive income, for the current taxable year and we expect to operate in such a manner so as not to become a PFIC for any future taxable year. However, because the determination of PFIC status for any taxable year cannot be made until after the close of such year and requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and determining whether each item of gross income that we earn is passive income, we cannot assure you that we will not become a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, a U.S. holder of our ADSs or ordinary shares could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Taxation — United States Federal Income Taxation — Tax Consequences to U.S. Holders — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements include:

•	our expansion plans;
•	our anticipated growth strategy;
•	our plans to recruit more employees;
•	our future business development, results of operations and financial condition;
•	expected changes in our net revenues and certain cost or expense items; and
•	trends and competition in the vegetable oil and seeds industry.

You should read this prospectus thoroughly with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains data related to the sunflower oil and seed industry in China. This market data includes projections that are based on a number of assumptions. The sunflower oil and seed industry may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the sunflower oil and seed industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data prove to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive $         million in net proceeds from our sale of ADSs in this offering. Our net proceeds from this offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of our ADSs will be $         per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase, or decrease, in the assumed initial public offering price would increase, or decrease, net proceeds to us from this offering by approximately $         million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for capital expenditures and to fund possible future acquisitions (although none is currently contemplated) and other general corporate purposes.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and the competitiveness and growth rate of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we will invest the net proceeds of this offering in a variety of capital preservation investments, including short-term or long-term interest-bearing, marketable securities.

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares and we do not anticipate paying any cash dividends in the near future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flows, our general financial condition and future prospects, our capital requirements and surplus, contractual restrictions, the amount of distributions, if any, received by us from our Chinese subsidiaries, and other factors deemed relevant by our board of directors. Any future dividends on our ADSs or ordinary shares would be declared by and subject to the discretion of our board of directors.

We are a holding company incorporated in the British Virgin Islands. In order to pay dividends, if any, to our shareholders, we rely primarily on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

For further details regarding such restrictions, see “Risk Factors—Risks Related to Doing Business in China—Our holding company structure may limit the payment of dividends.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable under the deposit agreement. See “Description of American Depositary Shares.” Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—PRC Taxation.”

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2010:

•	on a historical basis;

•	on a pro forma basis assuming our formation, the issuance of ordinary shares and the reorganization of China Sunflower in the British Virgin Islands, as if it has occurred on September 30, 2010; and

•
on a pro forma as adjusted basis to give effect to the issuance and sale of               ADSs, representing               ordinary shares, by us in this offering, assuming an initial public offering price of $       per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
	Historical	Pro Forma	Pro Forma as Adjusted
	(In Thousands of RMB)
Cash and cash equivalents	¥74,092	¥	¥

Shareholders’ Equity
Ordinary shares, par value $0.01 per share, 100,000,000 shares authorized:
5,000,000 shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as adjusted basis	335
Additional paid-in capital	40,517
Retained earnings (1)	82,614
Accumulated other comprehensive income	28
Equity attributable to non-controlling interests	636

Total shareholders’ equity	¥124,130	¥	¥

Total capitalization	¥124,130	¥	¥

(1)           Includes RMB 8.6 million (USD 1.3 million) in statutory reserves that are not available for distribution pursuant to PRC law.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our currently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. When we offer our ADSs at a price higher than our net tangible book value per ADS, the amount of resulting dilution is determined by subtracting net tangible book value per ADS from the initial public offering price per ADS. Our net tangible book value as of September 30, 2010 was approximately $       million, or $       per ordinary share and $          per ADS.

Without taking into account any other changes in our pro forma net tangible book value after September 30, 2010 other than to give effect to the issuance and sale by us in this offering of               ADSs, assuming an initial public offering price of $       per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2010 would be $       million or $       per ordinary share and $          per ADS. This represents an immediate increase in pro forma net tangible book value of $       per ordinary share and $          per ADS to the existing shareholders, and an immediate dilution of $       per ordinary share and $          per ADS to investors purchasing ADSs in this offering. The following table illustrates this dilution:

Estimated public offering price per ordinary share	$
Pro forma net tangible book value per ordinary share as of September 30, 2010	$
Amount of dilution in pro forma net tangible book value per ordinary share to new investors in this offering	$
Amount of dilution in pro forma net tangible book value per ADS to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $       per ADS would increase or decrease our adjusted net tangible book value after giving effect to this offering in each case by $       million, or by $       per ordinary share and $        per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses of this offering. The adjusted information discussed above is illustrative only. Our adjusted net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis as of September 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ADSs purchased from us, the total consideration paid and the average price per ordinary share and average price per ADS at an assumed initial public offering price of $        per ADS, the mid-point of the estimated range of the initial public offering price per ADS, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary	Average Price Per
	Number	Percent		Amount	Percent		Share	ADS
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$

Total		100%		$	100%		$	$

A $1.00 increase or decrease in the assumed initial public offering price of $        per ADS would increase or decrease total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $        million, $        million and $       , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.

The above discussion and tables assume no exercise of the underwriters’ option to purchase up to additional               ADSs.

If the underwriters’ exercise their option to purchase additional ADSs in full, the pro forma net tangible book value per share as of September 30, 2010, would be approximately $         per ADS and the dilution in pro forma net tangible book value per share to new shareholders would be $         per ADS. Furthermore, the percentage of our ordinary shares held by existing shareholders would decrease to approximately        % and the percentage of our ordinary shares, in the form of ADSs, held by new shareholders would increase to approximately         %.

EXCHANGE RATE INFORMATION

We conduct all of our business operations in and from China and all of our sales and a significant portion of our costs and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations of Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB 6.6905 to $1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 27, 2010, the noon buying rate was RMB 6.6305 to $1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information provided to you. The exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End

Year ended December 31,
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
Most recent six months
June 2010	6.8184	6.8323	6.7815	6.7815
July 2010	6.7762	6.7807	6.7709	6.7735
August 2010	6.7873	6.8069	6.7670	6.8069
September 2010	6.7396	6.8102	6.6869	6.6905
October 2010	6.6678	6.6921	6.6397	6.6707
November 2010	6.6539	6.6892	6.6330	6.6670
December 2010(2)

Source:  Federal Reserve Statistical Release.

(1)           Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

(2)           Through December 27, 2010.

Since July 2005, the Renminbi has not been pegged solely to the U.S. dollar. Instead, it is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed                    as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Dacheng Law Offices, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Dacheng Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by [BVI Counsel], our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by [BVI Counsel] that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

The following selected consolidated statements of Income and Comprehensive Income for our company for the years ended December 31, 2008 and 2009 and the consolidated balance sheets as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Hansen, Barnett, & Maxwell, P.C., an independent registered public accounting firm.

The following selected consolidated statement of Income and Comprehensive Income for our Company for the year ended December 31, 2007 and the selected consolidated balance sheet as of December 31, 2007 have been derived from our unaudited condensed financial information for the year ended December 31, 2007 not included in this prospectus and have been prepared on the same basis as our audited consolidated financial data.

The following selected consolidated statement of income and comprehensive income for the nine-months ended September 30, 2009 and 2010 and the selected consolidated balance sheet as of September 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information referred to above includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected in any future period.

	For the years ended December 31,				For the nine-month periods ended September 30,
Consolidated Statements of Income and	2009		2008	2007	2010		2009
Comprehensive Income	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)		(Unaudited)
	RMB	USD	RMB	RMB	RMB	USD	RMB
	(In thousands, except ordinary shares and earnings per ordinory share)

Revenues	115,172	17,214	76,797	32,525	134,097	20,043	79,339
Cost of revenues	(80,642)	(12,053)	(53,567)	(22,775)	(94,192)	(14,078)	(54,077)

Gross Profit	34,530	5,161	23,230	9,750	39,905	5,965	25,262
Operating expenses
Selling and distribution expenses	(1,672)	(250)	(936)	(740)	(1,607)	(240)	(1,233)
General and administrative expenses	(1,885)	(282)	(1,727)	(1,213)	(2,098)	(314)	(1,114)

Total operating expenses	(3,557)	(532)	(2,663)	(1,953)	(3,705)	(554)	(2,347)

Income from operation	30,973	4,629	20,567	7,797	36,200	5,411	22,915

Other income	0	0	0	0	19	3	0

Other expenses	(3)	0	(23)	(2)	(65)	(10)	(2)

Interest income	40	6	66	0	83	12	32

Interest expense	(1,032)	(154)	(1,296)	(644)	(1,271)	(190)	(752)

Income before income taxes	29,978	4,481	19,314	7,151	34,966	5,226	22,193

Provision for income taxes	(4,497)	(672)	(2,897)	(2,360)	(5,341)	(798)	(3,329)

Net income	25,481	3,809	16,417	4,791	29,625	4,428	18,864

Net income attributed to non-controlling interests	558	84	359	105	169	25	413

Net Income attributed to China Sunflower

Basic and diluted earnings per ordinary share	18.21	2.72	11.73	3.42	7.22	1.08	13.48

Weight Average Shares	1,368,467	1,368,467	1,368,467	1,368,467	4,077,077	4,077,077	1,368,467

Other Comprehensive Income
Net income	25,481	3,809	16,417	4,791	29,625	4,428	18,864
Foreign currency translation adjustment, net of tax	0	0	0	0	28	4	0
Total comprehensive income	25,481	3,809	16,417	4,791	29,653	4,432	18,864

Attributable to non-controlling interests	558	84	359	105	169	25	413
Attributable to China Sunflower	24,923	3,725	16,058	4,686	29,484	4,407	18,451

Consolidated Balance Sheets	As of December 31,			As of September 30,
	2009	2008	2007	2010
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	USD
	(In thousands, except ordinary shares and earnings per ordinary share)
ASSETS
Current assets
Cash and cash equivalents	4,098	1,714	1,324	74,092	11,074
Trade accounts and other receivable	23,989	9,311	3,279	17,764	2,655
Advance to suppliers	3,900	1,900	456	17,700	2,646
Inventories	55,279	34,017	26,226	12,317	1,841
Value added tax recoverable	6,368	2,903	-	268	40

Total current assets	93,634	49,845	31,285	122,141	18,256

Non-current assets
Property, plant and equipment (Net value)	25,799	25,822	19,549	24,086	3,600
Intangible assets	2,030	2,306	2,355	1,993	298
Total non-current assets	27,829	28,128	21,904	26,079	3,898

Total assets	121,463	77,973	53,189	148,220	22,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	607	345	118	926	138
Other payables	238	124	29	222	33
Other payables – related parties	26,700	24,770	15,050	1,986	297
Accrued payroll	51	62	69	41	6
Taxes payable	1,230	1,016	784	1,415	212
Short-term loan	27,500	12,000	13,900	19,500	2,915

Total liabilities	56,326	38,317	29,950	24,090	3,601

Equity attributable to China Sunflower	63,711	38,788	22,730	123,494	18,458

Equity attributable to non-controlling interests	1,426	868	509	636	95

Total liabilities and shareholders’equity	121,463	77,973	53,189	148,220	22,154

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009 and 2008 and unaudited consolidated financial statements for the nine-month period ended September 30, 2010 and 2009, along with the notes to those financial statements appearing elsewhere in this Form F-1 This discussion and analysis contains forward-looking statements that involve significant risks and uncertainties. As the result of many factors, such as a limited operating history, the fluctuating operating result, potential possibility of product liability claims and recalls, set forth elsewhere in this Form F-1, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We were incorporated on October 21, 2010 under the laws of the British Virgin Islands and act as a holding company. We conduct substantially all of our operations through our contractually-controlled PRC entity, JOY Technology, which engages in the sunflower businesses, including the screening, test cultivating, and selling of sunflower seeds for planting, selling self- produced sunflower oils under our own brand of “Westerner”, as well as research and development of other high value-added sunflower products in China. Our operating facility is located in Wuwei City, Gansu Province, China.

JOY Technology was formed in 2003. We have the following four product lines: sale of self-produced sunflower oil (“Oil Business”) under our own brand of “Westerner”; development and sale of sunflower seeds for planting (“Seed Business”); sale of confection-type sunflower seeds; and sale of oil cake.

Key Factors Affecting our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Market Coverage

Wider market coverage indicates a larger customer base, especially for consumer goods, such as sunflower oil. We experienced a rapid growth rate in revenues in recent years, as a result of our market expansion. While we continued to solidify our share in the provincial market, we began selling our self-produced sunflower oil products in some of the tier-one cities in China, such as Beijing and Chengdu, and achieved good market acceptance and brand recognition. As a result, this product line has accounted for a higher percentage of our revenues in the last few years, generating 48.65%, 41.22%, 49.91% and 47.64% of our total revenues for the fiscal years of 2009 and 2008 and the nine-month periods ended September 30, 2010 and 2009, respectively. In the Seed Business, we added customers from more counties in Gansu Province. In the future, we expect overseas markets, such as Japan and Europe, to be greater focus areas for us and to contribute to the growth of our revenues.

Scale of Plantation Base

We procure sunflower seeds, both confection-type and oil-type, mostly from contracted plantation bases. Therefore, it is important that a reliable and broad base of materials suppliers be available to support our growing business. The contracted plantation bases aggregated approximately 10,000 hectares of land as of December 31, 2008. By December 31, 2009, the area increased to 13,000 hectares, representing a 30% growth rate.  We expect our contracted plantation bases to reach 16,000 hectares in the near future. We believe the additional contracted bases will allow us to obtain a sufficient supply of raw materials in order to meet our increasing demand.

Procurement Cost of Sunflower Seed

Procurement cost of oil-type sunflower seeds makes up over 90% of the total cost of sunflower oil, which is our largest product line. For confection-type sunflower seeds, the materials cost is approximately 80% of revenue. Procurement costs are subject to a variety of factors, including climate change, inflation and bargaining power. We generally purchase seeds from our contracted plantation bases at the prevailing market prices. If our procurement costs increase, we will, if possible, revise the selling price of our products accordingly to maintain our profit margins.

Recent Developments and Future Plans

On October 21, 2010, China Sunflower was established under the laws of the British Virgin Islands and acts as a holding company. In November 2010, all the shareholders of China Sunflower-HK exchanged their equity interest therein for the shares of China Sunflower. As a result, China Sunflower-HK became a wholly subsidiary of China Sunflower.

In November 2010, after obtaining the written consent from Zhengnong, the two minority shareholders of JOY Technology transferred their pledged non-controlling interest to Mr. Wei Mingguang, our principal shareholder, for RMB 170,000 in total. After this transaction, the principal shareholder held 100% of the shares of JOY Technology.

In November 2010, JOY Technology sold 0.58% of its equity interest in JOY Trading to two individuals for a total of RMB 40,000. After the exchange, JOY Technology held 99.42% of JOY Trading.

In the future, we plan to strengthen our research and development capabilities in cultivating seeds in order to achieve wider market coverage. To increase our production capacity and diversify our supply and production sources, we also plan to establish another plantation base and build refining facilities located in Xinjiang Uygur Autonomous Region, which is located in the northwest of China.

Key Components of Our Results of Operations

The following table shows the unaudited operating results on a consolidated basis for the nine-month period ended September 30, 2010 and 2009. All the amounts are expressed in the functional currency, RMB, unless otherwise stated.

	For the Nine Months Ended September 30,
	2010 (Unaudited)			2009 (Unaudited)
	RMB	USD	%	RMB	%
Revenues	134,096,681	20,042,849	100.00	79,339,278	100.00
Cost of revenues	(94,191,809)	(14,078,441)	(70.24)	(54,076,896)	(68.16)
Gross Profit	39,904,872	5,964,408	29.76	25,262,382	31.84
Selling and distribution expenses	(1,606,744)	(240,153)	(1.20)	(1,232,897)	(1.55)
General and administrative expenses	(2,098,481)	(313,651)	(1.56)	(1,113,796)	(1.40)
Income from operation	36,199,647	5,410,604	27.00	22,915,689	28.89
Other expense (net with other income)	(45,744)	(6,837)	(0.03)	(1,841)	(0.00)
Interest expense (net with interest income)	(1,188,003)	(177,565)	(0.89)	(720,217)	(0.91)
Income before income taxes	34,965,900	5,226,202	26.08	22,193,631	27.97
Provision for income taxes	(5,341,137)	(798,317)	(3.98)	(3,329,045)	(4.20)
Net Income	29,624,763	4,427,885	22.10	18,864,586	23.78

The following table shows the audited operating results on a consolidated basis for the fiscal years ended December 31, 2009 and 2008. All the amounts are expressed in the functional currency, RMB, unless otherwise stated.

	For the Years Ended December 31,
	2009			2008
	RMB	USD	%	RMB	%
	(Audited)	(Unaudited)		(Audited)
Revenues	115,172,274	17,214,300	100.00	76,796,791	100.00
Cost of revenues	(80,641,763)	(12,053,174)	(70.02)	(53,566,826)	(69.75)
Gross Profit	34,530,511	5,161,126	29.98	23,229,965	30.25
Selling and distribution expenses	(1,672,367)	(249,961)	(1.45)	(935,777)	(1.22)
General and administrative expenses	(1,885,019)	(281,746)	(1.64)	(1,727,270)	(2.25)
Income from operation	30,973,125	4,629,419	26.89	20,566,918	26.78
Other expense (net with other income)	(2,620)	(392)	(0.00)	(22,238)	(0.03)
Interest expense (net with interest income)	(991,826)	(148,243)	(0.86)	(1,230,246)	(1.60)
Income before income taxes	29,978,679	4,480,784	26.03	19,314,434	25.15
Provision for income taxes	(4,497,422)	(672,210)	(3.90)	(2,897,165)	(3.77)
Net Income	25,481,257	3,808,574	22.13	16,417,269	21.38

Revenues

We generate our revenue from the sale of: (i) self-produced sunflower oils (“Oil Business”), (ii) sunflower seeds for planting (“Seed Business”), (iii) confection-type sunflower seeds and (iv) oil cakes, the first two of which product lines represent our core product lines.

Seasonal factors cause our revenues to fluctuate from quarter to quarter. Historically, our Seed Business is greatest from December to April, which is consistent with the sowing season under the local climate. The sale of sunflower oil, as a daily consumer good, usually increases before each holiday, such as the National Holiday in October and Spring Festival in February, then returns to normal levels. In contrast, the third quarter usually witnesses the lowest performance in each year, as the Seed Business is in its off-season.

Cost of Revenues

Cost of revenues is comprised of material cost, labor and overhead.

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of personnel cost, advertising expense, freight and loading cost and other miscellaneous charges, incurred by the sales department.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, depreciation charges of office equipment, travel expenses, entertainment expenses and other miscellaneous charges, incurred by the internal service departments, such as finance and human resource.

Other Income (Net with Other Expenses)

Other income (expenses) consists primarily of bank charges, foreign exchange gain or loss and other miscellaneous charges.

Interest Expense (Net with Interest Income)

Interest expense is derived from short-term bank borrowings and interest income represents interest on our cash balances deposited with commercial banks.

Results of Operations

For the Nine-month Period Ended September 30, 2010 Compared to the Nine-month Period Ended September 30, 2009

Revenues

Total revenues for the nine-month period ended September 30, 2010 were RMB 134,096,681 (USD 20,042,849), an increase of RMB 54,757,403 (USD 8,184,351), or 69.02%, from RMB 79,339,278 for the same period in 2009. The increase in revenues was primarily due to volume gains.

For the Oil Business, sales were RMB 66,931,136 (USD 10,003,906) in the nine-month period ended September 30, 2010, an increase of RMB 29,134,302 (USD 4,354,578), compared to the same period in 2009.

The volume we delivered was approximately 5,046 tons (production volume: approximately 5,378 tons) in 2010, while it was only approximately 2,848 tons sold (production volume: approximately 3,033 tons) for the same period of the prior year. The unit price remained relatively constant during the two periods.

The growth in revenues from this product line was driven principally by the introduction of our products into some of the tier one cities in China, including Beijing. We believe the increase in revenues indicates that our brand, “Westerner”, has been well-accepted by consumers in these new markets. Meanwhile, some key trading partners also increased their order volume significantly during the above periods. For instance, the revenue we derived from Wuwei Post Bureau, one of our largest distributors of sunflower oil, exceeded RMB 15 million (approximately USD 2.24 million) in the nine-month period ended September 30, 2010, while about RMB 14 million (approximately USD 2.13 million) for the full year of 2009. Therefore, a wider customer base, higher order volumes from existing customers and increased production all contributed to the growth of our Oil Business.

The Oil Business, our largest product line, was the key contributor to the growth of our aggregate revenues, accounting for 49.92% of aggregate revenues for the nine-month period ended September 30, 2010.

The Seed Business also exhibited rapid growth, with sales of RMB 40,097,993 (USD 5,993,273) for the nine-month period ended September 30, 2010, compared to RMB 29,613,389 in the same period of 2009.

In the nine-month period ended September 30, 2010, our turnover of seeds reached approximately 248.60 tons, while it was only approximately 161.95 tons for the same period of 2009. The average unit price dropped by approximately twelve percent (12%), as the relatively cheaper oil-type sunflower seed took a larger share in our seed product mix. The unit prices of all our seed types were relatively stable during all the reporting periods above.

Confection-type sunflower seed and oil-type sunflower seeds are our two main products in this product line. As a result of the incentive policy adopted by the local government, the sunflower acreage in the surrounding areas expanded year-over-year, which contributed to the increase in demand for seeds for planting, especially the oil-type, which accounted for about 48.93% by weight of the total seeds we sold during the nine-month period ended September 30, 2010. In contrast, it was approximately 30% for the same periods in 2009 and 2008. The rising planting acreage of oil-type seed helps to secure our material supply in future years for the Oil Business, our largest product line. We believe that the reliable quality of our seeds, along with the technical support we offer to local farmers, made our products more competitive in the market and contributed to our revenue growth in the Seed Business.

Sales of confection-type sunflower seeds accounted for a smaller percentage of total sales, compared to Oil Business and Seed Business. Its share of total revenue rose from 8.30% to 12.72% of the total sales revenue, or RMB 6,588,762 for the nine-month period ended September 30, 2009 and RMB 17,060,368 (USD 2,549,939) for the same period in 2010.

The quantity we sold reached approximately 3,128 tons for the nine-month period ended September 30, 2009, an increase of approximately 1,930 tons, or 161.1%, compared with the same period of 2009. The unit price remained generally constant for those two periods. Our growth in this product line was contributed mainly by existing customers, most of which raised their order volume in 2010.

Revenue from oil cake was RMB 10,007,184 (USD 1,495,731) and RMB 5,340,293 for the nine-month period ended September 30, 2010 and 2009, respectively.

Cost of Revenues

Total cost of revenues for the nine-month period ended September 30, 2010 was RMB 94,191,809 (USD 14,078,441), an increase of RMB 40,114,913 (USD 5,995,802), or 74.18%, compared to RMB 54,076,896 for the same period of 2009. The increase in cost of revenues in 2010 was primarily due to the higher sales and higher material cost.

For the nine-month period ended September 30, 2010 and 2009, cost of oil sold was RMB 46,760,999 (USD 6,989,164), and RMB 27,338,510 respectively, an increase of RMB 19,422,489 (USD 2,902,995), or 71.04%. These costs represented approximately 69.86% and 72.33% of the relevant revenue for the nine-month periods ended September 2010 and 2009, respectively. The increase in costs was primarily due to the higher sales in this product line. The material cost, mainly oil-type sunflower seed, accounted for approximately 90% of the cost of sunflower oil, which dominated the fluctuation of the total cost in this product line. We purchased the materials and sunflower oilseeds for oil pressing directly from our contracted farmers at market price. As the movement on material cost is partly absorbed in the price adjustment on the final product, sunflower oil, we are able to keep our profit margins relatively stable.

For the nine-month period ended September 30, 2010, cost of seeds for planting was RMB 24,491,681 (USD 3,660,665), compared to RMB 16,743,638 in the same period of 2009, an increase of RMB 7,748,043 (USD 1,158,066), or 46.27%. Cost of seeds for planting were 61.08% and 56.54% of the revenue for the nine-month periods ended September 2010 and 2009, respectively. If we manage to expand our business, we would expect to benefit from price discounts due to our cooperative relationships and our bulk purchasing power.

Cost of sales of confection-type sunflower seeds and oil cake were RMB 13,913,278 (USD 2,079,557) and RMB 9,025,851 (USD 1,349,055) for the nine-month period ended September 30, 2010, compared to RMB 5,289,645 and RMB 4,705,103, respectively, for the same period in 2009. Both of these costs remained relatively steady on a percentage basis.

Gross Profit

For the nine-month periods ended September 30, 2010 and 2009, total gross profit were RMB 39,904,872 (USD 5,964,408) and RMB 25,262,382, respectively, an increase of RMB 14,642,490 (USD 2,188,549). Gross profit margins were 29.76% and 31.84% for those two periods respectively.

Our gross profit margin usually peaks in the first quarter, because of a larger share of the more profitable Seed Business in our revenue mix, compared to other product lines, whereas it drops in the third quarter as a result of the corresponding diminution of our Seed Business. To date, however, the gross profit margin of each product line has been relatively consistent throughout each period.

For the nine-month periods ended September 30, 2010 and 2009, gross profit from Oil Business was RMB 20,170,137 (USD 3,014,743) and RMB 10,458,324, an increase of RMB 9,711,813 (USD 1,451,583). Gross profit margin was 30.14% and 27.67% for those two periods, respectively. The gross profit margin increased notably in 2010. Due to advanced technical support, above-average oil yield ratios and our brand premium, we believe our gross profit continues to be higher than competitors in the industry.

For the nine-month periods ended September 30, 2010 and 2009, gross profits from Seed Business were RMB 15,606,312 (USD 2,332,608) and RMB 12,869,751, an increase of RMB 2,736,561 (USD 409,022). Gross profit margin approximated 38.92% and 43.46% for those two periods, respectively. The decrease in gross profit margin was primarily due to the changing product mix, as the less profitable oil-type seed took up a larger share in our seed sales.

Gross profit from sales of confection-type sunflower seed and oil cake were RMB 3,147,090 (USD 470,381) and RMB 981,333 (USD 146,676) for the nine-month period ended September 30, 2010 versus RMB 1,299,117 and RMB 635,190 for the same period in 2009, an increase of RMB 1,847,973 (USD 276,209) and RMB 346,143 (USD 51,736), respectively. Gross profit margins were usually around 19% for sales of confection-type sunflower seed and 10% for oil cake sale.

The total gross profit margin dropped slightly, from 31.84% for the nine-month period ended September 30, 2009 to 29.76% for the same period of 2010, mainly due to a larger percentage share of the sunflower oil business in the total revenue. The gross profit margin of the Oil Business was lower than that of the Seed Business. However, gross profit margin of each product line did not change significantly over time.

Selling and Distribution Expenses

For the nine-month periods ended September 30, 2010 and 2009, selling and distribution expenses were RMB 1,606,744 (USD 240,153) and RMB 1,232,897, representing 1.20% and 1.55% of the revenues respectively, an increase of RMB 373,847 (USD 55,877), or 30.32%. That increase was mainly attributable to the higher personnel cost and freight charges, as the sales volume increased.

General and Administrative Expenses

For the nine-month periods ended September 30, 2010 and 2009, general and administrative expenses were RMB 2,098,481 (USD 313,651) and RMB 1,113,796, respectively, representing 1.56% and 1.40% of the revenues, an increase of RMB 984,685 (USD 147,177), or 88.41%. In the reporting period of 2010, China Sunflower-HK and Zhengnong were established and incurred establishment expenses, including consulting fees. These fees increased total general and administrative expense for the nine-month period ended September 30, 2010.

Other Income (Net with Other Expenses)

All the amounts in the reporting periods were negligible.

Interest Expense (Net with Interest Income)

For the nine-month periods ended September 30, 2010 and 2009, net interest expenses were RMB 1,188,003 (USD 177,565) and RMB 720,217, respectively, representing 0.89% and 0.91% of total revenues, an increase of RMB 467,786 (USD 69,918), or 64.95%. That variance was caused by the fluctuation in balances of interest-bearing liabilities, as JOY Technology incurred and repaid the bank debts.

Income Taxes

JOY Technology, which is the major operating entity in the group, is subject to a preferential income tax rate of 15%, since it was classified as a High Technology Company by the local government in fiscal year of 2008.

For the nine-month period ended September 30, 2010, income tax was RMB 5,341,137 (USD 798,317), and RMB 3,329,045 for the same period in 2009. That variance was due mainly to different taxable profit. In Note 9 of the Consolidated Financial Statements, a reconciliation of income tax rates to the effective income tax rates is presented for more information.

Net Income

Net income for the nine-month period ended September 30, 2010 was RMB 29,624,763 (USD 4,427,885), an increase of RMB 10,760,177 (USD 1,608,277) from RMB 18,864,586, or 57.04% compared with that of the same period in 2009, that increase was attributable to increasing revenues. Net income as a percentage of total revenues approximated 22.10% and 23.78% for the nine-month periods ended September 30, 2010 and 2009, respectively.

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues

Total revenues for the fiscal year of 2009 were RMB 115,172,274 (USD 17,214,300), an increase of RMB 38,375,483 (USD 5,735,817), or 49.97%, from RMB 76,796,791 for the fiscal year of 2008. The increase in revenues in 2009 was primarily due to volume gains.

The revenue derived from the Oil Business reached RMB 56,033,853 (USD 8,375,137) in fiscal year 2009, an increase of RMB 24,375,689 (USD 3,643,328) compared to fiscal year 2008.

We sold approximately 4,282 tons of sunflower oil (production volume: approximately 4,569 tons) in fiscal year of 2009, compared with approximately 2,248 tons (production volume: approximately 2,394 ton) in 2008, representing a growth rate of 90.49%. In comparison, the world sunflower oil consumption increased only 4.6% for the same period, according to World: Sunflower and Products Supply and Distribution issued by United States Department of Agriculture. However, the unit price dropped by approximately 7.08%, primarily as a result of lower material cost.

The growth in revenues from this product line was driven principally by the introduction of our products into some of the tier one cities in China, including Beijing. The increase in revenues indicates that our brand, “Westerner”, has been well-accepted by consumers in these new markets. Meanwhile, some key trading partners also increased their order volume significantly during the above periods. For instance, the revenue we derived from Wuwei Post Bureau, one of our largest distributors of sunflower oil, exceeded RMB 14 million (approximately USD 2.13 million) in 2009, while only about RMB 8 million for the year of 2008. Therefore, a wider customer base, higher order volumes from existing customers and increased production all contributed to the growth of our Oil Business.

The Oil Business, our largest product line, was the key contributor to the growth of our aggregate revenues, accounting for 48.66% of aggregate revenues for fiscal year 2009.

The Seed Business also exhibited rapid growth, with sales of RMB 36,355,837 (USD 5,433,949) for fiscal year 2009, up from RMB 25,388,336 in fiscal year 2008, an increase of approximately 43.2%.

We sold approximately 199.86 tons of seeds during the fiscal year 2009, compared with approximately 141.70 tons for the year before. The average unit price for this period increased by approximately one percent (1%) over the prior year.

Confection-type sunflower seed and oil-type sunflower seeds are our two main products in this product line. As a result of the incentive policy adopted by the local government, the sunflower acreage in the surrounding areas expanded year-over-year, which contributed to the increase in demand for seeds for planting. Oil-type seed accounted for approximately 30% in weight of the total seeds we sold in the year 2009 and 2008, while the confection type took up the other 70%. We believe that the reliable quality of our seeds, along with the technical support we offer to local farmers, made our products more competitive in the market and contributed to our revenue growth in the Seed Business.

Sales of confection-type sunflower seeds accounted for a smaller percentage of total sales, representing 12.69% of total sales for the fiscal year 2009, or RMB 14,613,092 (USD 2,184,155), and 18.58% for the fiscal year 2008, or RMB 14,269,997.

We sold approximately 2,637 tons of confection-type sunflower seeds in the fiscal year of 2009, in comparison with approximately 2,739 tons in the year before. The unit price rose about 5%, fully recovering the decrease in volume.

Sales of oil cake were RMB 8,169,492 (USD 1,221,059) and RMB 5,480,294 for the fiscal year of 2009 and 2008, respectively.

Cost of Revenues

Total cost of revenues for the fiscal year of 2009 was RMB 80,641,763 (USD 12,053,174), an increase of RMB 27,074,937 (USD 4,046,773), or 50.54%, from RMB 53,566,826 for the fiscal year of 2008. The increase in cost of revenues in 2009 was primarily due to the higher material cost.

Cost of sunflower oil sold in fiscal year 2009 was RMB 41,103,710 (USD 6,143,593), an increase of RMB 18,018,812 (USD 2,693,194), or 78.05%, compared to RMB 23,084,898 for the fiscal year of 2008. These costs represented approximately 73.36% and 72.92% of the relevant revenue for the fiscal years of 2009 and 2008, respectively. The increase in costs was primarily due to the higher sales in this product line. The material cost, mainly oil-type sunflower seed, accounted for approximately 90% of the cost of sunflower oil, which dominated the fluctuation of the total cost in this product line. We purchased the materials and sunflower oilseeds for oil pressing directly from our contracted farmers at market price. As the movement on material cost is partly absorbed in the price adjustment on the final product, sunflower oil, we are able to keep our profit margins relatively stable.

Cost of seeds for planting for the fiscal year of 2009 was RMB 20,564,825 (USD 3,073,735), an increase of RMB 5,793,882 (USD 865,986), or 39.22%, compared to RMB 14,770,943 for the fiscal year 2008. Costs of seeds for planting were 56.57% and 58.18% of the revenue for the fiscal years of 2009 and 2008, respectively.

Cost of sales of confection-type sunflower seeds and oil cake were RMB 11,775,438 (USD 1,760,024) and RMB 7,197,790 (USD 1,075,822) for the fiscal year of 2009, compared to RMB 11,421,180 and RMB 4,289,805 for the fiscal year of 2008 respectively. Both of these costs remained relatively steady on a percentage basis.

Gross Profit

Total gross profit for the fiscal year of 2009 increased by RMB 11,300,546 (USD 1,689,044), or 48.65%, to RMB 34,530,511(USD 5,161,126) compared to RMB 23,229,965 for the fiscal year of 2008. Gross profit margin was 29.98% and 30.25% for those two years respectively.

Gross profit from Oil Business increased RMB 6,356,877 (USD 950,135), or 74.15%, to RMB 14,930,143 (USD 2,231,544) for the fiscal year of 2009 compared to RMB 8,573,266 for the fiscal year of 2008. Gross profit margin was 26.64% and 27.08% for those two years. The gross profit margin remained relatively stable in the fiscal years 2009 and 2008.

Gross profit from Seed Business increased RMB 5,173,619 (USD 773,278), or 48.73%, to RMB 15,791,012 (USD 2,360,214) for the fiscal year 2009 from RMB 10,617,393 for the fiscal year of 2008. Gross profit margins were approximately 43.43% and 41.82% for those two years and generally stable during these periods.

Gross profit from sales of confection-type sunflower seed and oil cake were RMB 2,837,654 (USD 424,132) and RMB 971,702 (USD 145,236) for the fiscal year of 2009, compared with RMB 2,848,817 and RMB 1,190,489 for the fiscal year of 2008. Gross profit margins were usually around 19% for sales of confection-type sunflower seed. For oil cake sales, the margin dropped to around 10%, from about 20%, after a price cut in fiscal year 2008.

The total gross profit margin dropped slightly, from 30.25% for the fiscal year of 2008 to 29.98% for the fiscal year of 2009, mainly due to a larger percentage share of the sunflower oil business in the total revenue. The gross profit margin of sunflower oil was lower than that for seeds. However, gross profit margin of each product line did not change significantly over time.

Selling and Distribution Expenses

Selling and distribution expenses were RMB 1,672,367 (USD 249,961), or 1.45% of revenues for the fiscal year of 2009 as compared to RMB 935,777, or 1.22% of revenues for the fiscal year of 2008, an increase of RMB 736,590 (USD 110,095) or 78.71%. That increase was mainly attributable to the higher personnel cost and freight charges, as the sales volume increased.

General and Administrative Expenses

General and administrative expenses were RMB 1,885,019 (USD 281,746), or 1.64% of revenues for the fiscal year of 2009, as compared to RMB 1,727,270, or 2.25% of revenues for the fiscal year of 2008, a modest increase of RMB 157,749 (USD 23,578). The increase was mainly attributable to personnel cost, depreciation charges and travel expenses.

Other Income (Net with Other Expenses)

All the amounts in the reporting periods were negligible.

Interest Expense (Net with Interest Income)

Net interest expense was RMB 991,826 (USD 148,243), or 0.86% of revenues for the fiscal year of 2009, as compared to RMB 1,230,246, or 1.60% of revenues for the fiscal year of 2008, a decrease of RMB 238,420 (USD 35,636), or 19.38%. That variance was caused by the fluctuation in balances of interest-bearing liabilities, as JOY Technology incurred and repaid the bank debts.

Income Taxes

JOY Technology, which is the major operating entity in the group, is subject to a preferential income tax rate of 15%, since it was classified as a High Technology Company by the local government in fiscal year of 2008.

The income tax expense (benefit) for the fiscal year 2009 was RMB 4,497,422 (USD 672,210), and was RMB 2,897,165 for the fiscal year of 2008. That variance was due mainly to different taxable profit. In Note 9 of the Consolidated Financial Statements, a reconciliation of income tax rates to the effective income tax rates is presented for more information.

Net Income

Net income for the fiscal year of 2009 was RMB 25,481,257 (USD 3,808,574), an increase of RMB 9,063,988 (USD 1,354,755) from RMB 16,417,269, or 55.21% compared with that of the fiscal year of 2008. That increase was attributable to increasing revenues. Net income as a percentage of total revenues approximated 22.13% and 21.38% for the fiscal years of 2009 and 2008, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity include cash from operating activities, bank borrowings and capital contributions.

As of September 30, 2010, cash and cash equivalents were RMB 74,092,102 (USD 11,074,228), an increase of RMB 69,994,538 (USD 10,461,782) from RMB 4,097,564 (USD 612,446) as of December 31, 2009. In line with the business cycle, we usually build up our cash reserves in the summer in preparation for the upcoming material procurement in the autumn. We use this cash reserve near year end, during the peak producing season for sunflower oil. Spring is the peak selling season for sunflower oil and seeds. The cash balance gradually recovers during and after the selling season, completing the business cycle. Thus, the cash and cash equivalents usually peak around August or September and trough at each year end. We established Zhengnong and China Sunflower-HK in fiscal year of 2010, which made our cash balances more sizable as of September 30, 2010.

As of December 31, 2008, cash and cash equivalents were RMB 1,713,631, less than the balance at December 31, 2009 of RMB 2,383,933.  The year-to-year increase was mainly due to cash provided from short-term loans, related parties and grants from the government, which net to RMB 15,500,000, RMB 1,930,000 and RMB 900,000, respectively. Total cash used in operating activities amount to RMB 13,086,817, while capital expenditures totaled RMB 2,859,250.

The working capital as of December 31, 2009 was RMB 37,308,080, an increase of RMB 25,780,536 from RMB 11,527,544 as of December 31, 2008. As revenues grew rapidly in fiscal year 2009, both accounts receivable and inventories increased significantly, which increased working capital. Working capital has increased to RMB 98,051,674 (USD 14,655,359) as of September 30, 2010, driven by the upgraded operating scale, our business cycle, and converting a liability due to a related party to equity interest. The conversion, made by Mr. Wei Mingguang, amounted to RMB 11,200,000, in March 2010.

The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal Years Ended December 31,
	2009		2008
	(Audited)	(Unaudited)	(Audited)
	RMB	USD	RMB
Net cash provided by / (used in) operating activities	(13,086,817)	(1,956,028)	684,530
Net cash used in investing activities	(2,859,250)	(427,360)	(8,115,299)
Net cash provided by / (used in) financing activities	18,330,000	2,739,705	7,820,000
Net increase in cash and cash equivalents	2,383,933	356,317	389,231
Cash and cash equivalents, beginning balance	1,713,631	256,129	1,324,400
Cash and cash equivalents, ending balance	4,097,564	612,446	1,713,631

	Nine-month Periods Ended September 30,
	2010 (Unaudited)		2009 (Unaudited)
	RMB	USD	RMB
Net cash provided by / (used in) operating activities	73,404,444	10,971,445	2,235,543
Net cash used in investing activities	(64,332)	(9,615)	0
Net cash provided by / (used in) financing activities	(3,373,656)	(504,245)	13,250,000
Effect of exchange rate changes on cash	28,082	4,197	0
Net increase in cash and cash equivalents	69,994,538	10,461,782	15,485,543
Cash and cash equivalents, beginning balance	4,097,564	612,446	1,713,631
Cash and cash equivalents, ending balance	74,092,102	11,074,228	17,199,174

Operating Activities

Net cash provided by (used in) operating activities was RMB (13,086,817) (USD (1,956,028)) for the fiscal year of 2009, and was RMB 684,530 for the fiscal year of 2008. That movement was caused by changes in our current assets, a rising trade accounts receivable balance, purchase advances and inventory balances. The operating scale was significantly upgraded in fiscal year 2009, especially for the Seed Business, which demanded more working capital.

Net cash provided by operating activities was RMB 73,404,444 (USD 10,971,445) for the nine-month period ended September 30, 2010, an increase of RMB 71,168,901 from RMB 2,235,543 for the same period in 2009, mainly due to the decreases of inventory and receivables, increase in value-added tax payable, and increase in net income . Inventory was abnormal in 2010 due to atypically heavy rainfall in the months of August and September. This caused us to delay inventory purchases until October so that seeds would have time to dry before being delivered to us. In normal years we would purchase these seeds before period end. Because of this anomaly, inventory decreased during the nine-month period ending September 30, 2010 by RMB 42.96 million. In contrast, its value increased by RMB 7.26 million during the same period in 2009.

Investing Activities

Net cash used in investing activities for the fiscal year 2009 was RMB 2,859,250 (USD 427,360). Most of the cash for investing activities was used in building a branch office, located in Lanzhou, the capital city of Gansu Province.

Net cash used in investing activities for the fiscal year 2008 was RMB 8,115,299, mainly used for the expenditures on building our new research and development center, the protein processing workshop and the refinery oil tank.

Net cash used for the nine-month period ended September 30, 2010 and 2009 was insignificant.

Financing Activities

Net cash provided by financing activities in the years ended December 31, 2009 and 2008 and the nine-month period ended September 30, 2009 were RMB 18,330,000 (USD 2,739,705), RMB 7,820,000 and RMB 13,250,000, respectively, mainly due to the withdraw and repayment of bank borrowings and related party transactions. In the nine-month period ended September 30, 2009, we received a government grant for the purchase of equipment, amounting to RMB 900,000.

Net cash used in financing activities during the nine-month period ended September 30, 2010 was RMB 3,373,656 (USD 504,245), due to the repayment of bank borrowings and related party transactions for the net amounts of RMB 8,000,000 and RMB 13,513,810, respectively. JOY Technology also received a capital contribution of RMB 7,120,000 and China Sunflower-HK collected capital of RMB 11,020,144.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payment Due by December 31,
	Total	2010	2011
	(In RMB)

Short-term loan (*)	19,500,000	15,500,000	4,000,000

Interest payment on short-term loan	264,933	237,874	27,059

Total:	19,764,933	15,737,874	4,027,059

* All the above short-term loans were borrowed from local commercial banks with the interest rate ranging from 5% to 8% per annum. For more information on the short-term loan, please refer to the Note 8 to Consolidated Financial Statements

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third party. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See Note 1 and Note 2 to our consolidated financial statements, “Basis of Presentation” and “Significant Accounting Policies”. We believe that the following paragraphs reflect the more critical accounting policies that currently impact our financial condition and results of operations:

Basis of Presentation and Translating Financial Statements

Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of our company and its subsidiaries and variable interest entities (“VIE”s) for which we are the primary beneficiary. All inter-company transactions and balances between China Sunflower, its subsidiaries and VIEs are eliminated upon consolidation.

Convenience Translation

Our functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the periods ended December 31, 2009, and September 30, 2010 have been translated into United States dollars (“USD”) solely for the convenience of the readers, are not presented in accordance with accounting principles generally accepted in the United States of America and are unaudited. The consolidated financial statements have been translated into USD at the rate of RMB 6.6905 = USD 1.00, the approximate exchange rates prevailing on September 30, 2010. These translated USD amounts should not be construed as representing RMB amounts or that the RMB amounts have been or could be converted into USD.

Accounting estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in our consolidated financial statements include revenue recognition, allowance for doubtful accounts, and useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

Fair values of financial instruments

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, trade accounts payable, accrued liabilities, approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits and highly liquid short-term debt investments with stated maturities of no more than three months.

Trade accounts receivables

Accounts receivable are recorded when revenue is recognized and are carried at original invoiced amounts less a provision for any potential uncollectible amounts. A provision is made against trade accounts receivable to the extent they are considered to be doubtful. We believe that our accounts receivables at December 31, 2008, 2009 and September 30, 2010 are fully collectable and no allowance for doubtful accounts was recorded.

Advances to suppliers

Advances to suppliers are the amounts prepaid to suppliers for purchases of inventory and are recognized when the final amount is paid to the suppliers and the inventory is delivered.

Inventories

Inventory is comprised of purchased and produced products and is stated at the lower of cost or market, on a weighted average cost basis.

Valuation of long-lived assets

The carrying values of our long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Property and Equipment

Property and equipment balances are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales, trade-ins, or retirements are recognized in income statement. Interest is capitalized on significant construction projects. For our estimates of the useful lives of each category of asset, please refer to Note 5 of the Consolidated Financial Statements

Intangible Assets

Acquisition costs of intangible assets are capitalized and amortized using the straight-line method over their estimated useful lives.

Revenue recognition

We recognize revenue when the four following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. Delivery does not occur until products have been shipped and the client has signed a completion and acceptance report, risk of loss has transferred to the client, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Cost of revenues

When the criteria for revenue recognition have been met, costs incurred are recognized as costs of revenue. Costs of revenues include wages, materials, handling charges, and other expenses associated with manufactured products and services provided to customers.

Retirement Benefit Plans

Our full time employees participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, and other welfare benefits are provided to employees. Chinese labor regulations require that we make contributions to the government for these benefits based on certain percentages of employees’ salary. We have no legal obligation for the benefits beyond the contributions made.

Income taxes

Income taxes are provided based upon the liability method of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are calculated on differences between the tax bases of assets and liabilities, their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through provisions for income taxes. We have not been subject to any income taxes in the British Virgin Islands.

Enterprises doing business in China are generally subject to statutory enterprise income tax at a rate of 25%. As a high technology enterprise in the modern agriculture industry, JOY Technology applied for and has been approved at a preferential income tax rate of 15% by the local tax authority for the calendar years of 2008, 2009 and 2010. The certificate of high technology enterprise needs to be verified in 2011 by the provincial government.

Net Earnings per Ordinary Share

Basic earnings per ordinary share are computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share are computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. We had no dilutive potential ordinary share equivalents outstanding during the periods presented in the financial statements.

Recent Accounting Pronouncements

In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to FASC Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to FACS Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently evaluating the impact of the update to ASU 2010-06 will have on its consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. We do not expect the adoption of Update 2010-02 to have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and interest expense derived from the short-term loan. As of all the balance dates disclosed in this Form F-1, substantially all of our cash and cash equivalent was held in major financial institutions located in China and all the short-term loans was borrowed from local commercial banks in China with fixed rates. Interest earning/bearing instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in RMB, which is our reporting currency. JOY Technology, its subsidiary, JOY Trading, and Zhengnong determine their functional currency to be RMB, while China Sunflower, with its direct subsidiary, China Sunflower-HK, determines their functional currency to be the USD and HKD, respectively. However, the majority of our business is transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in USD as a result of the expected rising volume of export sales and anticipated proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between USD and RMB because the value of our business is denominated in RMB, while the ADSs will be traded in USD.

The value of the RMB against the USD and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-long policy of pegging the value of the RMB to the USD. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the USD in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the USD. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the USD. It is difficult to predict how long the current situation may last and how RMB exchange rates move forward. To the extent that we need to convert USD we receive from this offering into RMB for our operations, appreciation of the RMB against the USD would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into USD for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the USD against the RMB would have a negative effect on the USD amounts available to us.

CORPORATE HISTORY AND STRUCTURE

We are a holding company and conduct our operations through a contractually-controlled entity in the PRC named Gansu JOY Agricultural Technology Company, a PRC limited liability company to which we refer as JOY Technology.

On September 8, 2010, we consummated a number of related transactions through which we acquired control of JOY Technology. Zhengnong, a company incorporated on August 26, 2010 under the laws of the PRC as a wholly foreign-owned enterprise, or WFOE, entered into a series of agreements with JOY Technology and the shareholders of JOY Technology pursuant to which Zhengnong was granted full managerial and economic control over JOY Technology, effectively rendering JOY Technology a contractual subsidiary of Zhengnong. We entered into this contractual control relationship in order to comply with certain PRC regulations. See the subsection below entitled “Contractual Agreements that Provide Effective Control over JOY Technology and its Subsidiary” for further information on these contractual arrangements.

Zhengnong is a wholly-owned subsidiary of China Sunflower-HK, a company incorporated under the laws of Hong Kong on May 31, 2010. China Sunflower-HK, in turn, is our wholly-owned subsidiary.

Bright Joy Innovation Holdings Ltd., which was incorporated in the British Virgin Islands on September 21, 2010, owns 3,507,500 ordinary shares of our company, China Sunflower, representing approximately 70.15% of the total issued and outstanding ordinary shares of China Sunflower.  Mr. Mingguang Wei, our chief executive officer and chairman, is the sole shareholder of Bright Joy Innovation Holdings Ltd.  The other shareholders include the other founders of our company as well as private investors and their affiliates.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates at the date of this prospectus.

We conduct our business in China primarily through a series of contractual arrangements between Zhengnong and JOY Technology and its shareholder. These contractual arrangements enable us to:

•	Exercise effective control over JOY Technology and its subsidiary;

•	Receive a substantial portion of the economic benefits from JOY Technology and its subsidiary in consideration for the services provided by our wholly owned subsidiary in China; and

•	Have an exclusive option to purchase all or part of the equity interests in JOY Technology.

As a result of these contractual arrangements, we are considered the primary beneficiary of JOY Technology and its subsidiary and accordingly we consolidate JOY Technology’s results of operations in our financial statements.

Agreements that Transfer Economic Benefits to Us

Presently Mr. Wei Mingguang is the sole shareholder of JOY Technology. Mr. Liu Xinmin and Mr. Fu Denian transferred their equity interests in JOY Technology to Mr. Wei Mingguang in November, 2010 and are no longer shareholders of JOY Technology; consequently, the Exclusive Option Agreement, the Proxy Agreement and the Equity Pledge Agreement signed by Mr. Liu Xinmin and Mr. Fu Denian have been terminated.

Exclusive Technology Support and Services Agreement: Pursuant to the exclusive technical support and service agreement between Zhengnong and JOY Technology, entered into on September 8, 2010, Zhengnong has the exclusive right to provide JOY Technology with technical support and services, including but not limited to, sunflower seeds planting and water saving planting technology; improvement and technical support of refined sunflower oil production techniques, research and development of sunflower industry downstream products, technical support, consulting and training services of personnel for key production techniques and research and development works. In return, JOY Technology agreed to pay Zhengnong service fees determined based on a certain percentage of JOY Technology's total revenue of the same year and based on the specific situation of the provision of technical support and services in each year, which is adjustable with Zhengnong’s prior written consent and payable at the time determined at the sole discretion of Zhengnong. JOY Technology agreed not to seek or accept similar services from other providers unless prior written approval is obtained from Zhengnong. Zhengnong is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. The term of this agreement is ten years, which may be extended subject to Zhengnong’s prior written consent.

Exclusive Business Cooperation Agreement :  Pursuant to the exclusive business cooperation agreement between Zhengnong and JOY Technology entered into on September 8, 2010, Zhengnong agreed to provide JOY Technology with exclusive business support and technical and consulting services, including but not limited to, general operational management, strategic planning, marketing and sale channel development and human resource management  in return for annual service fees determined and paid based on 100% of JOY Technology’s profit after tax of the same year, which is adjustable with Zhengnong’s prior written consent and payable at the time determined at the sole discretion of Zhengnong. JOY Technology agreed not to seek or accept similar services from other providers unless prior written approval is obtained from Zhengnong. Zhengnong is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. The term of this agreement is ten years, which may be extended subject to Zhengnong’s prior written consent.

Exclusive Option Agreements: On September 8, 2010, Zhengnong entered into exclusive option agreements with JOY Technology and each of its three shareholders, Mr. Wei Mingguang, Mr. Liu Xinmin and Mr. Fu Denian. Pursuant to these agreements, the shareholders irrevocably granted Zhengnong or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in JOY Technology. The term of these agreements is ten years, which may be extended subject to Zhengnong’s prior writtenconsent.

In addition, we have entered into the following agreements with JOY Technology and its shareholders that provide us with the substantial ability to control JOY Technology.

Contractual Agreements that Provide Effective Control over JOY Technology and its Subsidiary

Our relationship with JOY Technology and each of its then three shareholders is governed by a series of contractual arrangements. Under PRC laws, each of Zhengnong and JOY Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Pursuant to the contractual arrangements between Zhengnong and JOY Technology, as applicable, JOY Technology transfers any and all of the economic benefits generated from its operations to Zhengnong. Effective September 8, 2010, Zhengnong entered into several control agreements with JOY Technology, which agreements are summarized below. The following is a summary of the material terms of the agreements and investors should review the terms of the actual agreements filed as exhibits to the registration statement, of which this prospectus forms a part.

Loan Agreement. The principal shareholder of JOY Technology, Mr. Wei Mingguang, entered into a loan agreement with Zhengnong on September 8, 2010. Pursuant to this agreement, Zhengnong provided an interest-free loan facility of RMB 10 million to Mr. Wei Mingguang for the purpose of providing capital to JOY Technology to develop its business. The term of the loan agreement is eleven months, which may be extended subject to Zhengnong’s prior written consent. The principal shareholder is obligated to repay the loans immediately upon the occurrence of certain events, including without limitation his departure from our company and the filing of a claim upon him which exceeds RMB 1 million. The loan agreement contains a number of covenants that restrict the actions the principal shareholder can take or cause JOY Technology to take. For example, these covenants provide that the principal shareholder will:

•	Not sell, transfer, mortgage or dispose of in any other manner or encumber his equity interest in JOY Technology except as provided in the Equity Pledge Agreement dated September 8, 2010;

•	Without the prior written consent of Zhengnong, refrain from any action/omission that may have a material impact on the assets, business and liabilities of JOY Technology;

•
Cause any shareholders’ meeting and/or the board of directors of JOY Technology not to approve the merger or consolidation of JOY Technology with any person, or its acquisition of or investment in any person, without the prior written consent of Zhengnong; and

•	Appoint any persons designated by Zhengnong as directors of JOY Technology upon request by Zhengnong.

Proxy agreements. Pursuant to the proxy agreements dated September 8, 2010, each of the three former shareholders of JOY Technology, Mr. Wei Mingguang, Mr. Liu Xinmin and Mr. Fu Denian, granted an irrevocable proxy to Zhengnong to exercise exclusive voting rights on their behalf on all matters requiring the approval of the shareholders of JOY Technology, including but not limited to, the sale, transfer, pledge, or disposition of their ownership of JOY Technology. Such proxy remains irrevocable and continuously valid from the date of execution of this agreement, so long as each remains a shareholder of JOY Technology.

Equity Pledge Agreements. Pursuant to the equity pledge agreements entered into on September 8, 2010 among Zhengnong, JOY Technology, Mr. Wei Mingguang, Mr. Liu Xinmin and Mr. Fu Denian, the three former shareholders pledged their equity interests in JOY Technology to Zhengnong to secure JOY Technology’s obligations under the exclusive business cooperation agreement with Zhengnong and the loan agreement. Each of the three shareholders also agreed not to transfer or create any new encumbrance adverse to Zhengnong on his respective equity interest in JOY Technology without the prior written consent of Zhengnong. During the term of the equity pledge agreement, Zhengnong is entitled to collect all the dividends declared on the pledged equity interest. If JOY Technology fails to perform its contractual obligations, Zhengnong, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest.

Mr. Liu Xinmin and Mr. Fu Denian transferred their equity interests in JOY Technology to Mr. Wei Mingguang in November 2010 and are no longer shareholders of JOY Technology; consequently, the Exclusive Option Agreement, the Proxy Agreement and the Equity Pledge Agreement signed by Mr. Liu Xinmin and Mr. Fu Denian have been terminated.

We have registered the pledges of the equity interests in JOY Technology with the local administration for industry and commerce.

In the opinion of Dacheng Law Offices, our PRC legal counsel:

•	The ownership structures of JOY Technology and its subsidiary and Zhengnong both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations;

•
Each of the contractual arrangements among Zhengnong and JOY Technology and its shareholder, Mr. Mingguang Wei, governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	The business operations of Zhengnong and JOY Technology and its subsidiary, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.

BUSINESS

Overview

We are a British Virgin Islands company formed to engage in the sunflower business in China, including the screening, test cultivation and sale of sunflower seeds for planting, and the production and sale of sunflower oil under the brand “Westerner” (“西部人” in Chinese). In addition, we conduct research on and seek to develop other high value-added sunflower related products. Our operating facility is located in Wuwei City, Gansu Province, China. Wuwei City is suitable for sunflower cultivation and growth due to the unique climate and environmental conditions. More than 66 hectares of our plantation base has been certified as “Pollution-free Place of Production” by the Ministry of Agriculture of China in 2008.

Map of China	Map of Gansu Province

We believe we are among the leading companies in the sunflower industry in China and promote green agriculture in Gansu Province. In 2004, we were granted the “Provincial Leading Dragon Head Enterprise” award by the provincial government of Gansu and the “China Spark Program Model Enterprise” award by the state government for our processing and development of high quality sunflower seeds.  Our strong research and development capabilities and our unique integrated business model are our competitive advantages and help us maintain higher profit margins than our competitors. Due to our product quality control, our sunflower oil products are certified as “Pollution-free Product” and “Pollution-free Place of Production” by the Ministry of Agriculture of China. We are also one of the few companies in China, whose sunflower seeds and sunflower oil products have been certified as “EC Organic Product” by EU ECOCERT SA, a control and certification organization that is governed by the public authorities.

We generate revenues mostly from the sale of sunflower oil and sunflower seeds for planting. We also generate revenues from auxiliary products, such as oil cake. In the past two years, we have experienced significant growth. Our revenue grew from USD $11.48 million in fiscal year 2008 to USD $17.21 million in fiscal year 2009, representing an increase of 49.97%. Our net income grew from USD $2.45 million to USD $3.80 million during the same period, representing an increase of 55.21%. Our gross and net margins in fiscal year 2009 were close to 30% and 22%, respectively, both representing an improvement from those levels achieved during fiscal year 2008. Our revenue grew from USD $11.86 million for the nine months ended September 30, 2009 to USD $20.04 million for the same period in 2010, representing an increase of 69.02%. Our net income grew from USD $2.82 million to USD $4.43 million during the same period, representing an increase of 57.04%. Our gross and net margins for the nine months ended September 30, 2010 were about 30% and 22%, respectively.

Industry Overview

Sunflower Oil Industry

For sunflower oil business, our target markets include both the domestic (China) market and global markets. The domestic market is our primary market, and we are also actively exploring global markets, with the Japanese market and European market as priority.

According to the Dietary Guidelines for Americans (2005) issued by the United States Department of Health and Human Services and the United States Department of Agriculture (http://www.health.gov/dietaryguidelines/dga2005/document/), high intake of saturated fats, trans fats, and cholesterol increases the risk of unhealthy blood lipid levels, which, in turn, may increase the risk of coronary heart disease. As recommended, most fats should come from sources of polyunsaturated and monounsaturated fatty acids, such as fish, nuts, and vegetable oils.

A high intake of fat generally increases saturated fat intake and makes it more difficult to avoid consuming excess calories. A low intake of fats and oils increases the risk of inadequate intakes of vitamin E and of essential fatty acids and may contribute to unfavorable changes in high-density lipoprotein (HDL) blood cholesterol and triglycerides.

Sunflower oils are rich in monounsaturated fatty acids, and they are also a good source of vitamin E. According to Dietary Guidelines for Americans (2005), sunflower oil ranks number one among all major vegetable oils regarding milligrams of vitamin E per standard amount.

Overview of Global Vegetable Oil Industry

Major types of edible vegetable oil include soybean oil, rapeseed oil, peanut oil, sunflower oil, cottonseed oil, olive oil, palm oil and corn oil. According to the statistic data of United States Department of Agriculture, the consumption of major vegetable oils in the world increased from 108.19 million tons in 2004 to 137.80 million tons in 2009, representing a compound annual growth rate, or CAGR, of approximately 4.96%.

Major vegetable oils consumption in the world

According to United States Department of Agriculture, currently, palm oil, soybean oil and rapeseed oil are the three major types of vegetable oils, together accounting for about 76.4% of world major vegetable oils consumption in 2009. Sunflower oil is the fourth largest type of vegetable oils in term of consumption, which took up 8.1% of world major vegetable oil consumption in 2009.

Percentage of major vegetable oils consumption in the world

Based on the forecast in Agricultural Outlook 2010-2019 issued by Organization for Economic Cooperation and Development (OECD) and Food and Agriculture Organization of the United Nations (FAO), the annual growth rates of global production and consumption of vegetable oils from 2010 to 2019 would be 2.9% and 2.8%, respectively.

Overview of Global Sunflower Oil Industry

According to World: Sunflower and Products Supply and Distribution issued by United States Department of Agriculture, during the past few years, sunflower oil consumption has increased from 8.5 million tons in 2004 to 11.16 million tons in 2009, while the production has increased from 9.14 million tons to 11.47 million tons for the same period.

World sunflower oil consumption and production

Overview of China Vegetable Oil Industry

The major drivers for China edible oil industry include the increase in disposable income of the PRC population and the consumers’ increasing health awareness for the consumption of edible vegetable oil in the PRC.

The edible vegetable oil consumption in China has experienced significant growth in recent years due to the increasing household disposable incomes and health awareness. According to United States Department of Agriculture, the per capita edible vegetable oil consumption in China has increased from approximately 15.4 kilogram in 2006 to approximately 18.25 kilogram in 2009, representing a CAGR of approximately 5.88%. However, per capita consumption is still low compared to consumption in developed countries. For example, the per capita edible vegetable oil consumption in the European Union was 26.7 kilogram in 2009.

According to the National Bureau of Statistics of China, the production volume of edible vegetable oil in the PRC has increased from approximately 16.83 million tons in 2004 to approximately 24.19 million tons in 2008, representing a CAGR of approximately 9.5%.

Output of edible vegetable oil in the PRC

Despite of the fast growth of the production of edible vegetable oil in the PRC, it still falls short of the market needs with the gap fulfilled by import. According to the National Bureau of Statistics of China, China has remained a net importer of edible vegetable oils since 1986, and the import volume of edible vegetable oil increased from 6.76 million tons in 2004 to 8.16 million tons in 2008, with CAGR of approximately 4.8%. The export volume of edible vegetable oils in PRC is very small, with 0.25 million tons in 2008 and even lower in prior years.

Overview of China Sunflower Oil Industry

The food used consumption of sunflower oil in China, according to China Oilseeds and Products Supply and Distribution issued by United States Department of Agriculture, has increased from 0.33 million tons in 2006 to 0.43 million tons in 2009, a CAGR of 9.5% and 0.42 million tons in 2010 year-to-date (until October). For comparison, the average CAGR of consumption of all vegetable oils from 2006 to 2009 was only 6.4%.

CAGR of food used vegetable oil consumption by type in China (2006-2009)

Due to the increasing demand, the import of sunflower oil in China increased from 0.09 million tons in 2006 to 0.17 million tons in 2009, a CAGR of 21.6% and 0.15 million tons in 2010 year-to-date (until October).

Despite the growth of sunflower oil consumption in China, the per capita consumption of sunflower oil in the PRC was relatively low compared with other developing and developed countries. The per capita consumption of sunflower oil in China, India and European Union in 2009 was around 0.3 kilogram, 0.9 kilogram and 5.9 kilogram, respectively.

Per capita consumption of sunflower oil

Sunflower Seeds Industry

Overview of Global Seed Industry

According to the International Seed Federation (http://www.worldseed.org/cms/medias/file/ResourceCenter/SeedStatistics/Domestic_Market_Value_2010.pdf), the global seed market is assessed at approximately $42 billion as of August 2010. The United States is the largest seed market in the world with a market size of $12 billion and 28.6% of the global share. China ranks second with a market size of $6 billion and 14.3% of the global share. The market value of seed market in the world has increased from $30 billion in 1996 to $42 billion in 2010, representing a CAGR of approximately 2.4%.

Market value in % of selected countries in the world

Overview of China Seed industry

China is the second largest seed market in the world. Based on International Seed Federation’s estimation, the market size of seed industry in China in 2010 will be $6 billion. The market size of seed industry in China has been growing at around 5% per year since 2000.

The seed industry in China is highly fragmented. According to Ministry of Agriculture of China, currently there are 7,600 companies in the seed industry, among which only around 100 companies have registered capital of more than RMB 30 million. Currently, the top ten companies in the seed industry in China accounted for approximately 13% of the market share.

Overview of China Sunflower Seed Industry

In 2007, the State Council of China issued Guidance on Promoting Production and Development of Oil Plants, or the Guidance. The Guidance provided that the plantation area for oil plants was expected to increase by 6% in 2010 compared to 2006, and the output to increase by 14%. The per acre production amount was expected to increase by 6% in 2010 compared to 2006, mainly due to new techniques and new types of seeds. The Guidance encouraged the plantation of special oil plants, such as sesame, flax, oil type sunflower, oil type tea, and olive, as well as the Company + Base + Farmers business model.

According to Food and Agriculture Organization of the United Nations, or the FAO, the plantation area of sunflower in China in 2006 was 1.03 million hectares, ranking number six in the world. With the encouragement from the PRC government for oil type sunflower planting, we expect that sunflower, especially the high-oil types, will be developed in more areas in China.

Key Growth Drivers

We believe the following factors have driven and will continue to drive the growth of the sunflower oil and sunflower seed industry:

Advantages of sunflower oil: Sunflower oil is a type of vegetable oil which is rich both in unsaturated fatty acids and vitamin E. Lack of unsaturated fatty acid can cause liver metabolic disorders, blood concentration thickening and poor blood flow. In severe cases, lack of unsaturated fatty acid may cause blood vessel blockage. Vitamin E has the function of antioxidant, lowering cholesterol and strengthening the immune system.

Growing household income in China: Both the per capita annual net income of rural households and the per capita annual disposable income of urban households in China have increased more than 10% annually since 2001.  The growing purchasing power has made the healthy vegetable oils more affordable.

Increasing health awareness in China: We believe that improved living standards and growing household disposable income have led to greater health awareness among the population.  As people become more affluent, we believe that their spending on quality healthy products, like sunflower oil products, will increase.

Support from PRC Government for oil sunflowers planting: In 2007, the State Council of China issued Guidance on Promoting Production and Development of Oil Plants, which encouraged the plantation of sunflower.

Our Products

Our current product portfolio includes the following four product lines: refined sunflower oil; other sunflower product-oil cake; sunflower seeds for planting; and confection-type sunflower seeds. Refined sunflower oil is the most significant source of our revenue.

Refined sunflower oil

Refined sunflower oil is the most significant source of our revenue. During the fiscal years of 2009 and 2008, refined sunflower oil represented 48.66% and 41.22% of our total revenue. For the nine months ended September 30, 2010, refined sunflower oil accounted for 49.92% of our total revenue.

Our refined sunflower oil has been certified as “Pollution-free Product” by the Ministry of Agriculture of China in 2007 as well as “EC Organic Product” by EU ECOCERT SA in 2010. Our sunflower oil is also exported to Japan due to its high quality and strict control over the whole production process. In September 2010, we started exporting our sunflower oil to Japan under our own brand (same as the one we used in China) and are contracted to export 920 metric tons. We’ve exported 11.6 metric tons to Japan year to date, which would represent approximately 0.27% of total oil sales.

Sunflower oil is high quality neutral edible and non-volatile oil with slight yellow or green-yellow color and aroma, which is extracted from sunflower seed. Sunflower oil is commonly used in food as frying oil, and in cosmetic formulations as an emollient. Because of its rich nutrient, many people use it as cooking oil and call it healthy oil or life extension oil. There are several types of sunflower oils produced, such as high linoleic, high oleic and mid oleic. High oleic sunflower oil has at least 82% oleic acid. Mid linoleic sunflower oil typically has at least 69% linoleic acid. Variation in unsaturated fatty acids profile is strongly influenced by both genetics and climate.

Linoleic acid is an essential unsaturated fatty acid which cannot be synthesized in the body. In order to get adequate linoleic, the human being must intake linoleic from dietary sources. Lack of unsaturated fatty acid can cause liver metabolic disorders, blood concentration thickening and poor blood flow. In severe cases, lack of unsaturated fatty acid may cause blood vessel blockage. At the same time, inadequate intake of linoleic acid can cause accumulation of cholesterol, making the blood vessel gradually lose its elasticity, until hardened, resulting in a series of cardiovascular and cerebrovascular diseases such as hypertension, stroke, heart disease, heart cerebral blood thick and paralysis. Therefore, linoleic acid has a good reputation as a vascular scavenger, as it can protect the stability of blood pressure, lower down cholesterol and prevent arteriosclerosis and coronary disease.

Sunflower oils are rich in monounsaturated fatty acids, and they are also a good source of vitamin E, which has the function of an antioxidant, lowering cholesterol and strengthening the immune system. According to Dietary Guidelines for Americans (2005), issued by the United States Department of Health and Human Services and the United States Department of Agriculture, sunflower oil ranks number one among all major vegetable oils regarding milligrams of Vitamin E per standard amount.

Unsaturated fatty acids per standard amount		Milligrams of Vitamin E per standard amount

Oil Category	Grams per Tbsp	Oil Category	mg per Tbsp
Sunflower oil	11.587	Sunflower oil, high linoleic	5.6
Olive oil	11.271	Cottonseed oil	4.8
Corn oil	11.186	Safflower oil, high oleic	4.6
Soybean oil	10.951	Canola oil	2.4
Peanut oil	10.588	Peanut oil	2.1
Cotton seed oil	9.299	Corn oil	1.9
Palm oil	6.297	Olive oil	1.9
Source: USDA National Nutrient Database		(All provide >10% of RDA for vitamin E for adults, which is 15 mg α–tocopherol [AT]/day.)

Our final product, refined sunflower oil, is branded as “Westerner”. It was granted the non-polluted authentication, issued by the Ministry of Agriculture of China. We have achieved consistent high growth in this product line. We believe our growth has been driven by the high quality of our product, our brand recognition and our successful market expansion and penetration, both in provincial areas and metropolises such as Beijing and Chengdu.

Other sunflower oil product - oil cake

Oil cake is the main by-product in the process of oil press. It is the raw material for the animal feeds industry. We plan to develop the deep-processing technology to extract more nutritional value from the oil cake, such as Vitamin E, which will further enhance our revenue generation and profitability in the future.

During the fiscal years of 2009 and 2008, the sales of oil cake generated 7.09% and 7.14%, respectively, of total revenue. For the nine months ended September 30, 2010 and September 30, 2009, the sales of oil cake accounted for 7.46% and 6.73%, respectively, of total revenue.

Oil-type sunflower seeds

During the fiscal years of 2009 and 2008, the sales of sunflower seeds for planting represented 31.56% and 33.06%, respectively, of total revenue. For the nine months ended September 30, 2010 and 2009, the sales of sunflower seeds accounted for 29.90% and 37.33%, respectively, of total revenue.

We introduce hybrid sunflower seeds for planting from qualified vendors. After conducting test-cultivation in our experimental farm to screen out the best-suited kinds of seed for cultivation in Gansu Province, we provide these seeds to both contracted farmers from our plantation base and non-contracted farmers. During the entire planting and growth process, we regularly assign our technical experts and agronomist to provide guidance and technical support to the farmers. Major breeds we sell include US RH3708, US DK119, US RH3148, Israel H658, King 168, US JS2, US JS3, Oil G101, Kangdi 5, France Oil 349, and Australia S33.

Our seed business concentrates on the oil-type sunflower seed for planting and confection-type sunflower seed for planting. Sunflower oil stems from oil-type sunflower seed, which is the fruit of oilseed crops. It has substantial influences on our other product lines, and acts as the critical input to our business model, which is “company + plantation base + farmers + market + brand”. Such business model enables us to sustain our profitability and secure our supply and quality of raw material.

After seed screening and test cultivation, we purchase high quality hybrid seeds for planting from qualified vendors, and then sell them to the local market, mainly in Gansu Province, northwest of China. Some of the buyers are contracted farmers, who plant the seeds for us under our technical guidance. Others are generally wholesalers.

We have co-operated with seed vendors for a long time and established good trade partnerships with them, which enables us to obtain favorable purchase prices. Meanwhile, due to expanded market demand in China, the list of our contracted farmers and plantation base has been expanding year after year. As the order volume increases steadily, we gain more and more bargaining power in the procurement of materials, which further reduces our cost.

Our seeds for planting are selected after having passed the plant experiment from demonstration plots to identify the most appropriate seeds and cultivation techniques suitable for the local climate and soil. This makes our seeds more competitive in the market place and supports our selling price.

The sales volume of seeds for planting shows a typical seasonal fluctuation, peaking from each December to April of the next year and dropping back to normal levels the remainder of the year. It is generally consistent with the seeding season under the local weather.

We expect the sale of seeds for planting to experience higher growth in the future, driven primarily by the government’s incentive policy for the plantation of sunflower. Our reliable cultivation techniques and training of farmers will also make our growth more sustainable.

Confection-type sunflower seeds

We also purchase the confection sunflower seeds from farmers and sell to the confection sunflower seeds producers in China. The trade business generated 12.69%, 18.58%, 12.72% and 8.30% of the total revenues for the fiscal years of 2009 and 2008 and nine-month periods ended September 30, 2010 and 2009, respectively.

Expanding Product Mix

We intend to expand our market in the sale of sunflower seeds for planting and refined sunflower oil, and at the same time, diversify into other sunflower related products. For example, we plan to fully use sunflower oil cake, which is the byproduct of sunflower oil production, to produce convenience food such as sunflower protein biscuit, cake, puffed food and nutrition powder. We also plan to expand to the sunflower oil deep processing industry to produce Sunflower Linoleic Acid Capsule, Sunflower Massage Oil and other functional sunflower oil. Besides, we will explore extracting sunflower Melanin from the shells of sunflower seed. Recent studies have shown that melanin has the effect of antioxidant, absorbing harmful UV-radiation, and preventing the indirect DNA damage which is responsible for the formation of malignant melanoma and other skin cancers.

We have strong R&D capabilities and cooperate closely with renowned universities and research institutes. We have signed long-term cooperation agreements with Lanzhou University of Technology, and cooperated closely with Gansu Agricultural University and Lanzhou University. In 2008, we established our own Sunflower Research & Engineering Center focusing on sunflower industry’s deep processing technology. We have been named as “Provincial Hi-Tech Enterprise” since 2008 and enjoy income tax benefits as a result. We have applied for six patents for the technologies used in our sunflower protein processing and sunflower Melanin extracting.

We intend to expand our product mix as follows:

Convenience food of sunflower protein: The convenience food of sunflower protein, which includes sunflower protein biscuit, cake, puffed food and nutrition powder, is under development. These products contain high level of protein but low level of fat. In connection with the technology used to produce convenience food of sunflower protein, we have applied for five patents with the State Intellectual Property Office of China to protect our technology. The application numbers are 200810150674.4, 200810150675.9, 200810150676.3, 200810150677.8, and 200810150678.2.

The main raw material to produce convenience food of sunflower protein is the sunflower oil cake or meal, which is the byproduct of the sunflower oil. We expect that the gross margin of the deep-processed byproducts will be much higher than selling directly to animal feed producers.

Functional sunflower oil: The functional sunflower oil under development includes a linoleic acid capsule and sunflower massage oil. Linoleic acid capsule is a kind of synthetic oil, rich in linoleic acid.

Linoleic acid capsule is made of refined sunflower oil, seabuckthorn seed oil and rose oil, which has the effect of softening blood vessels, promoting blood circulation, lowering blood pressure, improving metabolism, and regulating endocrine. Sunflower massage oil includes sunflower oil facial massage oil, eye massage oil and lotion. The functional sunflower massage oil maintains anti-inflammatory, acne reductive, and moisture retentive properties, making skin delicate and smooth.

With the improvement of living standard and health awareness, we expect the demand for functional oil such as linoleic acid capsule and sunflower massage oil to dramatically increase. We believe we will be one of the leading players in this emerging market.

Sunflower Melanin: Recent studies have shown that melanin has the effect of antioxidant, absorbing harmful UV-radiation, and preventing the indirect DNA damage which is responsible for the formation of malignant melanoma and other skin cancers. The shell of sunflower seeds contains a large number of natural melanin. High purity sunflower melanin can be obtained by acid extraction and purification process, and in connection with the technology used to extract sunflower melanin, we are under patent application with the State Intellectual Property Office of China to protect our technology. The application number is 200810150679.7.

Production

Oil type sunflower seed is the key material in the sunflower oil product line. Our major suppliers are contracted farmers, who use the oil-type sunflower seeds purchased from us and then cultivate sunflower and provide seeds for us. As we purchase the oilseed for oil pressing mostly from contracted farmers with a pre-determined minimum quantity, it effectively insures our materials supply. Further, our deep processing facility and distribution center are both close to the plantation base, which lowers the freight costs and selling expenses.

Production Facility

Our primary production facility is located in Wuwei City, Gansu Province in the PRC. Currently, we have an advanced production line with the production capacity of 50 metric tons of refined oil per day. We also have priority management and sunflower seed purchase rights over approximately 13,000 hectares of plantation bases. The sunflower oil production line and related techniques were introduced from Wuxi Scientific Research & Designing Institute of the State Administration of Grain, a national research institute in China specialized in application research, engineering consultation, engineering design, engineering supervision, general project contracting and manufacturing of complete sets of equipment for the grain, oil and food processing plants.

We have been cooperating with reputable local universities and institutions to develop sunflower oil production technologies, and we have developed in-house know-how through new technologies that reduce costs and improve product quality. Due to our achievements in research and development on the sunflower industry, we were named as “Provincial Hi-Tech Enterprise” in 2008 by Gansu Provincial Science and Technology Department, Gansu Provincial Finance Department and Gansu Tax Bureau (both Provincial and State) jointly.

We are planning to apply the same business model and expand our presence to Xinjiang Uygur Autonomous Region in China, which is one of the three largest sunflower seed planting provinces in China and where the climate is suitable to cultivate sunflower seeds. Furthermore, we are targeting to establish a refined sunflower oil factory in Xinjiang and build long term cooperation with local farmers to gain exclusive access to the production of the plantation base.

Sunflower Oil Production Process & Technology

When we produce sunflower oil, we have to pretreat the raw material by screening, magnetic separation, and many other clean-up processes to ensure that when the raw material is put into the next process it is free of impurities. After pretreatment, the shell of sunflower seed is peeled off by specialized equipment. Then the dehulled sunflower seed is crushed and cooked to ensure good plasticity when pressed. Under high temperature and high compression, the cooked sunflower seed is pressed by the pressing machine to crude oil and cake. After a series of processes, such as degumming, deacidification, dehydration, decolorization, dewaxing and deodorization, crude oil become first class pressed oil which is sold to the clients.

We maintain strict control over the “de-” processes to ensure the quality of refined oil. We have also developed unique and advanced in-house production techniques and know-how since our inception.

Deacidification & degumming: Different methods are applied in the deacidification and degumming process based on the quality of crude oil. The physical method is used for high quality crude oil while the chemical method is used for low quality crude oil. We adopt the physical method for all our crude oil.

Decolorization: Activated clay is used in the decolorization process. Activated clay is a continuously mixed with oil at 100-110 degree Celsius to absorb pigment, and separate the oil and pigment.

Dewaxing: Oil and wax crystallize at different temperatures. The dewaxing process maintains the temperature at 20 degree Celsius in order to let wax crystallize first and then separate the oil and wax.

Deodorization: When temperature is strictly controlled at 240 degree Celsius, a variety of odors and fatty acids are decomposed. After the decomposition is extracted by vacuum, we get the first class refined oil.

Quality Control

Our processing facilities are ISO9001 certified and our production complies with the requirement of Hazard Analysis & Critical Control Point, or HACCP. We have established a quality control and food safety management system for the purchase of raw materials, processing, packaging, storage and distribution. We have also adopted internal quality standards that we believe are stricter than the standards mandated by the PRC government.

Specifically, our requirements for the odor, transparency, acid and impurities criteria of “Westerner” sunflower oil are all higher than the national standard in PRC. By implementing quality criteria higher than the national standard, we make our products more competitive in the market.

High quality raw materials are crucial to the production of quality sunflower oil. Therefore, we rigorously examine and test the sunflower seeds we use. Any sunflower seeds that fail to meet our quality standard will be rejected. We perform routine product inspections and sample testing at our production facility and adhere to strict hygiene standards. All of our products undergo inspection at each stage of the production process, as well as post production inspections and final checking before distribution for sales. Products in storage or in the course of distribution are also subject to regular quality testing.

Raw Materials and Suppliers

Oil-type sunflower seed is our major raw materials to produce sunflower oil. For the nine months ended September 30, 2010, sunflower seed accounted for approximately 90% of our cost of goods sold.

In order to guarantee the quality and quantity of the sunflower seed we use and keep our cost competitive, we entered into a series of cooperative agreements with local farmers to guarantee priority management and purchase rights over plantation base. Normally, agreements are signed each year, pursuant to which we supply the most suitable sunflower seed to be planted in Gansu Province after conducting test-cultivating in our own experimental farm and assign technical experts to these local farmers and provide technical guidance and follow-up service during the production process. In the harvest season, we purchase all the qualified sunflower seed from contracted farmers at the higher of (a) the minimum guarantee price of 3 RMB per kilogram or (b) the prevailing market price.

The contracted plantation base at the end of 2008 was approximately 10,000 hectares. At the end of 2009, the base increased to 13,000 hectares, representing a 30% growth. The base area is expected to increase to 16,000 hectares, over 20% compared to the end of 2010. Our contractual plantation base will expand gradually year by year. We plan to expand the area of our contracted plantation base steadily year over year, in order to secure our supply of sunflower seed for oil refining in the future when our production capacity increases. We are therefore confident that there will be enough raw materials to meet the increased capacity for our company following the expansion. These supply arrangements provide us with advantages in terms of product quality, and stability and reliability of delivery.

Our five top suppliers are Beijng Shiqiang Dadi Seed Co., Ltd., Beijing Jinseguyu Seed Technology Co., Ltd., Lanzhou Sanming Plastic Packaging Co., Ltd., Tianzhu Coal Industry Co., Ltd. and Wuwei Dingxin Carton Packaging Co., Ltd.

•
Beijng Shiqiang Dadi Seed Co., Ltd. is located in Beijing. It is a professional seed trading company. The seeds we procured from them include oil type sunflower seeds for planting and confection type sunflower seeds for planting. We have cooperated for more than three years and we can get competitive prices due to our long term relationship.

•
Beijing Jinseguyu Seed Technology Co. is located in Beijing and it supplies oil type sunflower seeds for planting and confection type sunflower seeds for planting to us. We have cooperated for more than three years and we can get competitive prices due to our long term relationship.

•
Lanzhou Sanming Plastic Packaging Co., Ltd is located in Lanzhou and it supplies oil drums to us throughout the year. We have cooperated for more than three years and have purchased approximately 1,900,000 specialized oil drums for the nine months ended September 30, 2010. They were produced in accordance with international standards and we have had no quality or supply problems with this company in the last few years.

•
Tianzhu Coal Industry Co., Ltd. is located in Wuwei and it supplies coal throughout the year. We have cooperated for more than three years and have purchased 2,724 tons of coal for the nine months ended September 30, 2010. There have been no quality problems with this company in the last few years.

•
Wuwei Dingxin Carton Packaging Co., Ltd. is located in Wuwei and it supplies cartons to us throughout the year. We have cooperated for more than three years and have purchased approximately 263,560 specialized cartons for the nine months ended September 30, 2010 this year. The cartons are produced in accordance with international standards and we have had no quality or supply problems with this company in the last few years.

	For the Nine Months Ended		For the Nine Months Ended
Name of Suppliers	September 30, 2010		September 30, 2009
	(Unaudited)		(Unaudited)
	Amount		Amount
	(RMB)	Percentage	(RMB)	Percentage
Beijng Shiqiang Dadi Seed Co.	14,711,245	31%	10,231,364	17%
Beijing Jinseguyu Seed Technology Co.	9,769,792	21%	8,914,439	15%
Lanzhou Sanming Plastic Packaging Co.	2,257,241	5%	1,715,938	3%
Tianzhu Coal Industry Co., Ltd.	1,027,947	2%	1,628,064	3%
Wuwei Dingxin Carton Packaging Co.	609,625	1%	483,124	1%

Total of top five suppliers	28,375,850	60%	22,972,930	39%

Total of all suppliers	46,984,241	100%	58,728,192	100%

Sales, Distribution and Marketing

Our products are mainly sold in Gansu Province, Beijing and Sichuan Province. In 2009, the percentages of our products sold to such areas were 53%, 22% and 9%, respectively. We began to export sunflower oil to Japan in September 2010.  In addition, we plan to expand our business to the countries in Europe.

As a daily consumer good, the sales volume of our products usually increase before each holiday, such as National Holiday in October and Spring Festival normally in early February, then returns to normal levels thereafter.

The following table shows the breakdown of the sales of our products by product types during the following period:

Sales	Chinese Yuan (Renminbi)
	For the Years		For the Nine Months
	Ended December 31,		Ended September 30,
	2008	2009	2009	2010
			(Unaudited)	(Unaudited)
Seeds(Confection and oil-type)	25,388,336	36,355,837	29,613,389	40,097,993
Confection sunflower seeds	14,269,997	14,613,092	6,588,762	17,060,368
Sunflower oil	31,658,164	56,033,853	37,796,834	66,931,136
Oil cake	5,480,294	8,169,492	5,340,293	10,007,184
Total Sales	76,796,791	115,172,274	79,339,278	134,096,681

Distribution and retail sales network

The following diagram illustrates our current distribution and retail sales model for the sale of our edible sunflower oil products, seeds, confection sunflower seeds and oil cake:

Sunflower oil products:

The following table shows the breakdown of sales of our products by our wholesale distributors, producers and end customers during the period as indicated below:

	December 31,				September 30,
	2008		2009		2010 (Unaudited)
	Approximately		Approximately		Approximately
	RMB (Mil)%		RMB (Mil)%		RMB (Mil)%
Distributors (including postal distribution)	31.66	41.2%	56.03	48.6%	66.93	49.9%
Producers (animal feeds and roasted seeds)	19.75	25.7%	22.78	19.8%	27.07	20.2%
End-customers	25.39	33.1%	36.36	31.6%	40.09	29.9%

Total	76.80	100.0%	115.17	100.0%	134.09	100.0%

We expect that the total sales of our edible sunflower oil will grow at faster rate compared with our other products. Our business strategy will focus on increasing our market share of the edible oil products in the future, which emphasizes the importance of our distribution and sales network for edible oil products. The sales of our edible sunflower oil products under our brands are generally sold through (i) our wholesale distributors or (ii) distribution system of Post Bureau of Wuwei City.

Wholesale distributors

We primarily sell our edible sunflower oil products to our wholesale distributors who then sell to their sub-distributors and/or retailers. This sales channel allows us to increase market penetration and launch new products to the market in a shorter timeframe and minimize our risk in doing business in areas where we are less familiar with.

We select our wholesale distributors based on a number of criteria including the scale of their existing distribution networks, warehousing facilities, delivery capabilities, sales personnel, financial condition, historical sales records, reputation, creditworthiness and compatibility with our business strategies. We maintain flexibility in managing our distribution network by, among others, selecting our wholesale distributors with different market penetration in various provinces and/or administrative municipalities in the PRC.

We currently have nine wholesale distributors for sunflower oil products and have well-established relationships with them. As at September 30, 2010, eight distributors have been cooperating with us for over 2 years since the launch of our brand “Westerner.”

Standard distribution agreement for wholesale distributors in the PRC

We generally enter into standard distribution agreements with our wholesale distributors in the PRC for a maximum contract period of 1 year and a new agreement may be entered into upon expiration of the term. These distribution agreements include terms such as specified area for sales of products, purchases price and payment terms. Consistent with what our management believes to be commonly accepted practice in China, we have not entered into any long-term distribution agreements with our existing wholesale distributors.

In general, we offer standard wholesale prices to our wholesale distributors and they are also required to adhere to the standard retail prices as determined by us from time to time.

Distribution system of Post Bureau of Wuwei City

We have an established distribution agreement with Post Bureau of Wuwei City for sales of our edible sunflower oil products. According to the distribution agreement, the Post Bureau of Wuwei City and its affiliated logistic distribution service company purchase sunflower oil from our company and sell it to customers via their distribution channels across the region. Post Bureau may sell our products to postal customers, affiliated companies and its employees through their postal networks. Due to the tremendous amount of postal offices, its employees and its interrelated customers, we believe that long term cooperation with local Post Bureau will benefit our edible oil business.

At the end of 2008, we entered into a distribution agreement with Post Bureau of Wuwei City which had contract period of two years. As of December 2010, we have renewed the distribution agreement with Post Bureau of Wuwei City for another two years. This agreement specifies terms such as delivery, payment, product quality and product promotion strategy, distribution support duty, etc. The amount of purchases was not specified in this agreement; however unit price was stated in the agreement.

Post Bureau of Wuwei City is required to sell our edible sunflower oil products under our brands at the pre-determined prices by negotiation between both parties. We sell our products to Post Bureau of Wuwei City at a standard range of discounts from the standard wholesale price determined by us; the rate of discount is determined by negotiation with Post Bureau of Wuwei City based on their potential purchase amounts and our relationships with them. We are required to print “Post Exclusively” on the label of products sold to Post Bureau of Wuwei City.

Pricing Policy

We require our branded edible sunflower oil products to be sold to our end-consumers at the standard retail prices determined by us. We sell our branded edible sunflower oil products to our wholesale distributors and Post Bureau of Wuwei City in the following manner:

•
Wholesale distributors – we offer standard wholesale prices to our wholesale distributors at uniform discounts from the standard retail prices determined by us which we believe can help maintain our brand image, consistent pricing and prevent price competition among our wholesale distributors.

•
Post Bureau of Wuwei City – we sell our products to Post Bureau of Wuwei City at a standard range of discounts from the standard retail price determined by us; the rate of discount is determined by negotiation when entering into the agreement based on their purchase amounts and our relationships with them. We believe that through this arrangement, we can offer them flexibility in determining a purchase price satisfactory to them and acceptable to both parties. Accordingly, we can maintain good relationships with Post Bureau and its affiliated logistic distribution companies.

We monitor our wholesale distributors through our sales representatives who help ensure that they sell our products at standard retail prices set by us.

In determining the pricing strategies of our edible sunflower oil products, our management team will take into account the whole sale prices of our sunflower oil products, supply and demand in the market, consumption preference, production cost and the prices of competitors’ products.

The prices at which we sell our seeds for planting and oil cake products to farmers and producers are determined through negotiation with them to arrive at a price acceptable to the farmers, producers and our Company based on the market price of seeds and oil cake products.

Customer Concentration

Our customers are oil wholesale distributors, food or animal feeds producers as well as end-customers located in Gansu Province, Beijing City, Wuhu City, Huai’an City, Sichuan provinces, Shenzhen City and Xinjiang Province in the PRC. Below is a chart indicates the geographic distribution in 2008, 2009 and nine months ended September 30, 2010:

Our top ten largest customers and sales for nine months ended September 30, 2010, fiscal 2009 and fiscal 2008 are as follows:

		September 30, 2010 (Unaudited)		Fiscal 2009		Fiscal 2008
Customers	Products	Sales (RMB)	Percentage	Sales (RMB)	Percentage	Sales (RMB)	Percentage
Post Bureau of Wuwei City	Sunflower oil	15,017,063	11.2%	14,223,653	12.3%	8,099,887	10.5%
Beijing Huilongguan Rongweixingye Food and Oil Sales Center	Sunflower oil	10,550,367	7.9%	10,160,257	8.8%	5,272,784	6.9%
Wuhu City Shazi Roasted Seeds Co., Ltd.	Confection sunflower seed	10,477,031	7.8%	9,104,461	7.9%	8,420,689	11.0%
Lanzhou Yongxin Commerce and Trade Co., Ltd.	Sunflower oil	10,474,046	7.8%	9,021,686	7.8%	6,386,953	8.3%
Chengdu Branch of Sichuan Province Food and Fat Co., Ltd.	Sunflower oil	10,184,396	7.6%	9,226,046	8.0%	5,234,209	6.8%
Beijing Aoshenglutai Commerce and Trade Co., Ltd.	Sunflower oil	9,044,522	6.7%	8,249,813	7.2%	4,834,982	6.3%
Huaian City Bianlaoer Roasted Seeds and Nuts Co., Ltd.	Confection sunflower seed	6,583,337	4.9%	5,508,632	4.8%	5,849,308	7.6%
Wuwei Tieqilishi Feed Co., Ltd.	Oil cake	5,713,884	4.3%	4,691,433	4.1%	2,373,211	3.1%
Wuwei Tianma Innovative and High Agricultural Technology Co., Ltd.	Sunflower Seed	4,962,048	3.7%	2,698,891	2.3%	1,407,451	1.8%
Lanzhou Zhengda Co., Ltd.	Oil cake	4,199,519	3.1%	3,478,059	3.0%	3,107,083	4.0%

Total of Top 10 Customers		87,206,213	65.0%	76,362,931	66.3%	50,986,556	66.4%
Total of All Customers		134,096,681	100%	115,172,274	100%	76,796,791	100%

Competition

We primarily market our sunflower oil products within Gansu and Sichuan Provinces and Beijing city, and we are currently selling more than 65% of our products including sunflower oil to our top 10 customers.  We compete broadly with the edible oil producers in these geographic regions.  Below are our main competitors:

•
China Agri-Industries Holdings Limited – China’s largest edible oil company. It is subsidiary company of China National Cereals, Oils and Foodstuffs Corporation (COFCO). It is a public company trading on Hong Kong Stock Exchange under symbol “SEHK: 606” since 2007. According to the company’s website information, COFCO is the largest edible oil producer in China. It produces all kinds of edible oil. Based on the information in the annual report, COFCO produced 636,000 metric tons of small packages edible oil in 2009.

•
Yihai Kerry Group – China’s second largest edible oil company. Yihai Kerry is a leading agribusiness and food company with over 20 years of local operating history in China. It is a subsidiary company of public company trading on Singapore Stock Exchange. It is estimated that edible oil brands, such as “Jin Long Yu” under Yihai Kerry Group have the nearly 40% small package market share of China.

•
Shandong Luhua Group – China’s third largest edible oil company. It is a private company located in Shandong Province. According to the public information, Shandong Luhua Group has 800,000 metric tons of peanut oil and 100,000 metric tons of sunflower oil annual production capacity.

•
Shanghai Jiage Food Limited – one of leading edible sunflower oil companies in China. It is a private company founded in Shanghai at 1992. According to the company’s public information, Shanghai Jiage has 80,000 metric tons of sunflower oil and a total of 100,000 metric tons of edible oil annual production capacities. Its brand “Duo Li (Mighty)” is one of the most well-known sunflower oil brands.

The sunflower seed business in the PRC is highly fragmented. We believe that sunflower seed industry in the PRC is dominated by small local seed companies (those that sell less than 5 million RMB annually), and that large seed companies account for a minority of the sunflower seed business.

Gansu Dunhuang Seed Co., Ltd., Hefei Fengle Seed Co., Ltd. and Wanxiang Doneed Co., Ltd. are listed in Chinese stock market. Together, they have sales (from seed business) of approximately RMB 2 billion in 2009, representing around 5% market share. The gross margins (of seed business) of Gansu Dunhuang Seed Co., Ltd. in 2008, 2009 and first half of 2010 were 35%, 40% and 59% respectively, for Hefei Fengle Seed Co., Ltd. 39%, 38% and 46%, and for Wanxiang Doneed Co., Ltd. 33%, 38% and 40%.

Competitive Advantages

We believe that our success to date and potential for future growth can be attributed to a combination of our strengths, including the following:

•
Our reputation as a sunflower oil producer and sunflower seed technology provider in the PRC. We believe we are one of the leading companies in sunflower industry of PRC. We were granted the “Provincial Leading Dragon Head Enterprise” award by the provincial government in Gansu. We were also granted “China Spark Program Model Enterprise” award for our deep processing and technology development on high quality sunflower seed by state government in 2004. We believe that our experience in sunflower oil and technology and our leading market role can further develop and strengthen our “Westerner” sunflower oil brand image and increase our market share in the sunflower oil industry.

•
Unique business model and established and secured raw-material sourcing network. Through the leading position in the provincial and local Sunflower Association, we also promote the resource and information sharing among individual members and institutional members. We are featured with unique “company + plantation base + farmers + market + brand” business model and can exploit the profit from “seed - cultivation service - raw material selection - physical cold pressing - oil refining - finished oil products” business chain.

Additionally, we have entered into agreements with local farmers. In 2009, we managed over 13,000 hectares of cooperative plantations. These agreements with local farmers allow us to have the management and priority sunflower seed purchase rights of the plantation. Such sunflower seed plantation’s construction and growing cost are born by local farmers. We are responsible for providing the management and technical instructions and in return, we have the priority rights to purchase sunflower seed with specified quality harvested from our contract plantations. Consequently we have saved substantial capital expenditures and been guaranteed by the cooperative agreements with local farmers for high quality and stable sunflower seed supply.

We believe, in all, that we possess the very unique and advantageous business model, as well as the integrated sunflower industry value chain, which can sustain our high profit margin in the future in a competitive market.

•
Stringent quality control and state-of-the-art facilities. We emphasize quality and safety and have quality control and food safety management systems for all stages of our business, including sourcing of raw materials, production, packaging and storage of our products. We apply and adhere to internal quality standards that are stricter than the PRC national standards. Our processing facilities are ISO9001 certified and our production complies with the requirement of HACCP. The production lines have a combined daily production capacity of 50 metric tons.  All our processing and storage procedures/practices are under strict and precise technical controls, and the related technologies are proprietarily owned by Gansu JOY Technology Agricultural Technology Co., Ltd.

Due to our effort on product quality control, we are currently one of the sunflower oil companies in China certified as “Pollution-free Product” and “Pollution-free Place of Produce” by the Ministry of Agriculture of China. To date, we are also one of the few companies in China whose sunflower seeds and sunflower oil products have been certified as “EC Organic Product” by EU ECOCERT SA. We are also one of the few sunflower oil producers in China, whose sunflower oil products have been directly exported to Japan.

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Highly recognized brand and company name. Our brand “Westerner” is one of the highly recognized sunflower oils in the edible oil consumption market. We are also one of the biggest sunflower seed distributors and seed breeding technology providers in northwestern part of China. Due to our highly recognized brand and contributions to the rural society, in 2006, we were rated as “Customer Trust Integrity Unit” and “AAA Level Quality for China's Integrity Unit” by the state authorities; In 2007, we were awarded as “The National Advanced Unit for Science Application in Rural Area” by China Association for Science and Technology and the National Treasury; In 2008, our brand “Westerner” was rated as “Provincial Famous Brand” by provincial authority; and in 2009, the “Westerner” sunflower oil was recognized as “Provincial Famous Product”. We believe that our brand and company image can increase customer loyalty to our premium sunflower seeds and seed oil products and further increase our market share of related products.

•
Strong research and development capabilities, as well as expertise in seeds plantation technology. Our research and development activities are driven by consumer tastes and preferences, the need to develop high margin product lines, adapting to healthy lifestyle demands, utilizing all components of the raw materials, and growing demand for green products.

We own Sunflower Product Research and Engineering Center and also invested in advanced laboratory equipment, there are several skilled food specialists and researchers employed by us who guarantee the product quality. These food specialists also assist us with new product development. To date, we own one registered patent and six patent applications regarding the further deep processing of sunflower seed products, with the State Intellectual Property Office of the PRC, which stand for the leading and unique role of our company in China sunflower industry. We also have developed several new functional sunflower oil products, which are ready for the examination of the patent of invention.

We continue to work with institutions and research institutes for technical support and cooperation. We have established long-term relationships with the Lanzhou University of Technology. Such relationships with institutions and research institutes can help us timely update and achieve better understanding in technology, information and human resource for the China and international markets. According to the arrangements in the cooperative research and development contract with the Lanzhou University of Technology, we possess certain amounts of new products, newly developed technology and patent rights from the cooperative projects. The Lanzhou University of Technology also must provide the technology and training for R&D employees of Gansu JOY Technology Agricultural Technology Co., Ltd.

•
Sufficient and high quality raw material supply and low cost of procurement logistics. We have entered into agreements with local farmers, pursuant to which we manage over 13,000 hectares of cooperative plantations. These agreements with local farmers allow us to have the exclusive management and priority sunflower seed purchase rights of the plantation. Such contract sunflower seed plantation’s construction and growing cost are invested by local farmers. However, we are responsible for providing the management and technical instructions and in return, we have the priority rights to purchase sunflower seed with specified quality harvested from our contract plantations. Consequently we have saved substantial capital expenditures to secure our raw material supply.

Additionally, due to the near distance of our company and our contracted plantation base, we can also save huge amount of logistics expense, which can further secure our profit margin and competitive advantages.

•
Experienced and dedicated management team. Our senior managers have over fifteen years of industry experience. Our core management team has deep understanding of operations and industry knowledge. Our chairman and CEO, Mr. Mingguang Wei, has over 15 years of sunflower seed breeding and oil refinery working experience. We believe that our experienced and dedicated management team can help our company effectively and efficiently overcome business and competitive challenges.

•
Long-term and strong relationship with sunflower oil distributors and seed providers. We have established long-term and strong relationships with local distributors in Beijing and Chengdu cities as well as Gansu Province. We strictly selected our local distributors before entering into distribution agreement and believe that our current distributors can represent our benefits to the most extent.

•
Government support of the green industry. Our company is located in Minqin County where the climate and soil is suitable for sunflower plantation. The government had planned to invest 4.75 billion RMB in restoration project of the ecosystem in the region of Shiyang River. We have continued to be granted cash subsidies from the local government for the past few years for promoting the sunflower industry and supporting technology in the local area.

Sunflower is a type of crop which quite suits the local natural characteristics. Minqin is affluent in natural resources, including a long duration of sunshine, strong sunlight and high temperature differential between day and night, which make Minqin suitable for raising crops, especially sunflowers. In recent years, the local government has adjusted the crop structure, implemented ecologically efficient agricultural strategies to substantially develop the water-saving crops, such as sunflowers and stop the deterioration of the ecosystem. Compared to other crops, sunflowers require less water. Meanwhile, the sunflower plants can improve the saline-alkali. As a result, developing the sunflower industry in Minqin Region is an effective strategy to allocate water resources efficiently and protect the ecosystem.

•
Sufficient local labor resource. Because our location is in a relatively rural area of the Province which has a surplus of labor, we believe that we are able to obtain lower than average cost of labor compared with other parts of China.

•
Natural health benefits of sunflower oil. Sunflower oil enjoys a reputation in China as well as in the other parts of the world for its deemed nutritional benefits.  Sunflower oil contains more linoleic acid, Vitamin E compared with other edible vegetable oil as well as some other nutrients as plant sterol, lecithin and carotene. Linoleic acid is an essential unsaturated fatty acid which cannot be synthesized in the body. In order to get adequate linoleic, the human being must intake linoleic from dietary sources. Lack of unsaturated fatty acid can cause liver metabolic disorders, blood concentration thickening and poor blood flow. Vitamin E has the function of antioxidant, lowering cholesterol and strengthening the immune system, which is essential to human body.

Sunflower oil has been recognized as one of the healthiest edible oil. Given the growing of disposable income of households in China, increasing awareness of the public and benefit of sunflower oil, we believe that sunflower oil has the potential to become one of the major edible oil products in the PRC.

Future Growth Strategies

We aim to continue to be the leading edible sunflower oil producer and seed distributor in the PRC and to develop “Westerner” as a leading brand in sunflower industry in the PRC so as to maximize our shareholders’ value. Although we have a primary focus on the PRC market, we are open to any profitable opportunities for the export business from time to time. The following are our key business strategies:

Expand production capacity and increase market penetration: We currently have advanced production line for the “pressing” and “refinement” production process with daily production capacity of 50 metric tons of sunflower oil. We intend to construct a new production plant which is expected to start construction during 2011 to 2012 to meet the growing demand for our sunflower oil products.

Expand our current cooperative plantation base: To date, we have entered into cooperative agreements with local contract farmers, pursuant to which we manage over 13,000 hectares of contracted plantations base. We aim to expand the current size of base as well as “pollution free” plantation area to ensure the quality and secure the supply of sunflower seed raw material.

Enhance and expand our marketing and distribution network: We plan to enhance our marketing and distribution network as well as to explore new business opportunities in the future. We will continue to penetrate and to increase our market shares in cities with our presence and to solidify our relationships with existing wholesale customers, wholesale distributors and retailers whilst further expand our distribution networks to more cities with higher living standards as well as other second tier cities in the PRC and overseas market. We will continue to increase the number of wholesale distributors and retailers and increase the number of sales representatives to assist us in the expansion of our network coverage in the PRC. We currently intend to engage approximately 30 additional wholesale distributors and approximately 20 additional retailers in cities that we currently have no presence. In line with our effort to build up the awareness of our brand “Westerner,” we plan to employ more of our effort on direct sales to retailers by establishing business relationships with more large chain-supermarkets.

Develop international distribution channels to increase our export volume: We intend to promote our brand “Westerner” internationally and develop international distribution networks through wholesale distributors and/or sales agents. From September 2010, we start to export our edible sunflower oil to Japan, which make us one of the few sunflower oil producers in China, whose sunflower oil products have been directly exported to Japan. Due to the traditional sunflower oil consumption habits in some Southeast Asia countries, as well as European countries, we plan to penetrate into those countries and develop local distributors in near future. We believe that international sales will benefit our brand name as well as our profit margin.

Continue to develop market-accepted auxiliary sunflower seed products: We will continue to develop market accepted auxiliary sunflower seed products to expand our product mix as well as maximize the by-products use ration along the sunflower business chain. For example, we plan to fully use sunflower oil cake to produce convenience food such as sunflower protein biscuit, cake, puffed food and nutrition powder. We also may expand to the sunflower oil deep processing industry to produce Sunflower Linoleic Acid Capsule, Sunflower Massage Oil and other functional sunflower oil. Besides, we will explore extracting sunflower Melanin from the shells of sunflower seed. Although the above mentioned auxiliary products are mostly in trial-production process, we believe the continuing efforts on new products developing will further improve our profit margin and our leading role in Chinese sunflower industry. We have strong R&D capabilities and cooperate closely with renowned universities and research institutes. We have applied for six patents for the technologies being used in our sunflower protein processing and sunflower Melanin extracting. We will continue to invest on developing the new products.

Enhance brand image and recognition: We will continue to promote our brand “Westerner” that we regard as one of our most valuable assets and our corporate image. We believe that brand and image are among the key factors in the consumers’ purchasing decision, and we will continue to build our brand and image as a symbol for healthy, quality and safe products. We will continue to strengthen our marketing efforts in the PRC and follow the same approach we currently adopt to promote our brands and products in other potential markets in the PRC not yet covered by our sales network. We will continue to run various marketing campaigns to enhance our brand image and recognition, including advertising in newspapers, magazines and public transportations, consumer education through conducting more road-shows and marketing events designed for our target consumers. We intend to increase the frequency and coverage of our sales and promotional activities. We will also liaise with our wholesale distributors and retailers in promoting and maintaining our brand and image.

Improve our expertise and technical know-how: We intend to invest additional resources to further strengthen our research and development capacities and to improve our expertise and technical know-how in relation to product quality and production techniques of edible sunflower oil products as well as seed plantation. The primary focus of our research and development will be placed on enhancing the quality of our products whilst improving the production techniques and efficiency and reducing costs of our production process. The secondary focus of our research and development will be placed on deep processing seed oil cake into healthy convenience food or food additive with high value-added. We will continue to cooperate with universities and academic and research institutions to keep abreast of the latest technical know-how and expertise, which we believe will help strengthen the competitiveness of our products so as to capture additional market share.

Research and Development

Our research and development activities are driven by consumer tastes and preferences, the need to develop high margin product lines, adapting to healthy lifestyle demands, utilizing all components of the raw materials, and growing demand for green products.

We have established our own Sunflower Product Research and Engineering Center and retained several skilled food specialists and researchers to assist us with new product development. We have purchased advanced laboratory equipment for the Sunflower Product Research and Engineering Center, including chromatography, precision scales, spectrophotometer, high-speed centrifuges, small tube sterilization machine, membrane filter and relevant equipments of sunflower oil production testing, as well as the intended sterile laboratories which can be used for precise analysis in comprehensive study. Below are the summaries of our current research projects:

We have established long-term relationship with Lanzhou University of Technology since 2007. In July 2007, we entered into a cooperative research and development contract with the Lanzhou University of Technology, regarding deep process the sunflower oil cake produced in the oil refinery process and to develop new technology and high protein convenient food and food additives. The project was completed in July 2010 and the total cost of the project was RMB 500,000. In connection with the technology used to deep process sunflower oil cake, we have applied for six patents with the State Intellectual Property Office of the PRC. In August 2010, we entered into a new cooperative research and development agreement with Lanzhou University of Technology, aiming to develop new products and upgrade sunflower oil production technology. The project is currently in process.

Intellectual Property

We own and utilize the trademarks and patents listed below. We continuously look to increase the number of our trademarks and potential design patents where necessary to protect valuable intellectual property. We regard our trademarks and other intellectual property as valuable assets and believe that they have significant value in the marketing of our products. We vigorously protect our trademarks against infringement, including through the use of cease and desist letters, administrative proceedings and lawsuits.

We rely on trademark, patent, copyright and trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in our logos, trade names and in the design of our products. In particular, we believe that our future success will largely depend on our ability to maintain and protect the “Westerner” trademark. Despite our efforts to safeguard and maintain our intellectual property rights, we cannot be certain that we will be successful in this regard. Furthermore, we cannot be certain that our trademarks, products and promotional materials or other intellectual property rights do not or will not violate the intellectual property rights of others, that our intellectual property would be upheld if challenged, or that we would, in such an event, not be prevented from using our trademarks or other intellectual property rights. Such claims, if proven, could materially and adversely affect our business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the PRC. Although we continue to implement protective measures and intend to defend our intellectual property rights vigorously, these efforts may not be successful or the costs associated with protecting our rights in certain jurisdictions may be prohibitive. From time to time we may discover products in the marketplace that are counterfeit reproductions of our products or that otherwise infringe upon intellectual property rights held by us. Actions taken by us to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violating trademarks and intellectual property rights. If we are unsuccessful in challenging a third party’s products on the basis of infringement of our intellectual property rights, continued sales of such products by that or any other third party could adversely impact the “Westerner” brand, result in the shift of consumer preferences away from our products and generally have a material adverse effect on our business, financial condition and results of operations.

Trademarks

We have registered the following trademark with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No.	Registration No.	Trademark	Registrant	Item Category	Expiration Date
1	1623196	西部人(Westerner)	JOY Technology	Category No. 29: including processed confection sunflower seed, fruit soaked in wine, fried potato chip, edible oil, tinned fruit, raisin, frozen fruit, dry jujube, dehydrated vegetable, and ketchup.	August 3, 2011

We plan to file for extension with the Trademark Office of the above trademark before the expiration date.

Patents

Through JOY Technology, we have been granted one design patent by the State Intellectual Property Office, or SIPO, of PRC on December 26, 2007. We enjoy a ten year protection period starting from patent application date.

No.	Patent No.	Patent Name	Patent Owner	Application Date	Date of Grant	Type
1	ZL 2006 3 0181976X	Food packaging bag	JOY Technology	10/30/2006	12/26/2007	Design Patent

We have also applied for a number of patents with SIPO. The following table summarizes these pending patents:

No.	Application No.	Name of the Application	Patent Owner	Application Date	Grant No.
1	200810150678.2	Sunflower Protein Crisp and the producing method	JOY Technology	3/10/2010	2010030400563480

2	200810150679.7	A method to extract natural melanin from sunflower seed	JOY Technology	3/10/2010	2010030400565640

3	200810150677.8	Sunflower Protein Crisp Biscuit and the producing method	JOY Technology	3/10/2010	2010030400567990

4	200810150676.3	A type of sunflower protein cake and the producing method	JOY Technology	3/10/2010	2010030400592240

5	200810150675.9	A type of sunflower protein puffed food and the producing method	JOY Technology	3/10/2010	2010030400581060

6	200810150674.4	A type of sunflower protein nutrition powder and the producing method	JOY Technology	3/10/2010	2010030400575100

Domain Names

JOY Technology owns the domain name www.joygs.com.

Environmental Protection

Our production facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have sewage treatment equipment used for biological treatment. The Wuwei City Environmental Protection Agency samples our waste water discharge on a regular basis to make sure the discharge of waste water satisfies all environmental requirements. To date, we have not been advised of any violations of any environmental regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Properties and Facilities

Our corporate office is located at East City Industrial Development Zone, Minqin County, Wuwei City, Gansu Province, People’s Republic of China. The local government has granted us land use rights which consist of approximately 30,655.48 square meter land for our production facilities and offices in Minqin County with terms of fifty years expiring in September 2053 through December 2055.  We acquired these land use rights through three land contracts with the Bureau of Land and Resources of local government. In addition to the above land use rights, we own a total of approximately 8,177 square meters for our offices and facilities, among which 333.6 square meters are located in Lanzhou city as our representative office in Gansu Province and the rest is located in Minqin County.

Additionally, we have entered into cooperative agreements with local farmers, pursuant to which we manage over 13,000 hectares of cooperative plantations, which represents significant part of the total area on which sunflower are currently grown in Minqin County. These agreements with local farmers allow us to have the exclusive management and priority sunflower seed purchase rights of the plantation but without land use rights. Such contract sunflower seed plantation’s construction and growing cost are invested by local farmers. However, we are responsible to provide the management and technical instructions and in return, we have the priority rights to purchase sunflower seed with specified quality harvested from our contract plantations. Consequently we have saved substantial capital expenditures, but may pay higher prices and face the potential influences from market price fluctuations as compared with sunflower seed purchase from the spot market.

We currently have one set of oil refinery production line with combined production capacity of 50 metric tons per day.

Insurance

We have limited property insurance for our assets. We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors – We have very limited insurance coverage which could expose us to significant costs and business disruption.” and “We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries.”

Employees

With the unique model of “company  + plantation base + farmers + market + brand”, we can leverage the low human cost by outsourcing the plantation to local farmers, and we also outsource packing materials to local producers, so that we can focus on oil refinery, R&D, marketing (branding) and Sales & Distribution. To date, we have approximately 65 full-time employees. The per capita turnover in 2009 was RMB 1.77 million. The breakdown of our employees by department is:

General and Administration Department	13
Production Department	38
Finance Department	4
Sales Department	10

Our employees are not represented by any collective bargaining agreement. We believe we have never experienced a work shortage and will not experience a work shortage in a foreseeable future. We believe we have good relations with our employees.

Litigation

For the time being, we are not involved in any lawsuits and legal proceedings, which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any potential legal proceedings or claims that will have a material adverse effect on our business, financial condition or operating results.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China.  Certain of these regulations and requirements, such as those relating to tax, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain onshore and offshore transactions and regulations of overseas listings, may affect our shareholders’ right to receive dividends and other distributions from us. Please note all the laws and regulations described below are Chinese. Accordingly the English translation is for reference only.

Food Hygiene and Safety Laws and Regulations

As a producer of food products in China, we are subject to a number of PRC laws and regulations governing food safety and hygiene, including:

•	the PRC Food Safety Law;

•	the PRC Product Quality Law;

•	the PRC Food Hygiene Law;

•	the Implementation Rules for the PRC Food Safety Law;

•	the Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises (trial implementation);

•	the Measures on the Permit of Producing Food;

•	the Regulation on the Administration of Production Licenses for Industrial Products;

•	the Implementation Rules on the Regulation on the Administration of Production Licenses for Industrial Products;

•	the General Measure on Food Quality Safety Market Access Examination;

•	the General Standards for the Labeling of Prepackaged Foods;

•	the Standardization Law;

•	the Regulation on Hygiene Administration of Food Additive;

•	the Regulation on Administration of Bar Code of Merchandise; and

•	the PRC Metrology Law.

These laws and regulations set out safety and hygiene standards and requirements for various aspects of food production, such as the use of additives, production, packaging, handling, labeling and storage, as well as facilities and equipment. Failure to comply with these laws and regulations may result in confiscation of our products and proceeds from the sales of non-compliant products, destruction of our products and inventory, fines, suspension of production and operation, product recalls, revocation of licenses, and, in extreme cases, criminal liability.

Agricultural and Seed Regulations

We are subject to various governmental regulations related to agricultural industry and seed industry. The major agricultural and seed regulations applicable to us include:

•	the Seed Law of the PRC;

•	the Regulations of the PRC on the Protection of New Varieties of Plants;

•	the Regulations of the PRC on the Safety Control of Agricultural Transgenic Living Things;

•	the Implementation Rules for the Regulations of the PRC on the Protection of New Varieties of Plants;

•	the Regulations on the Management of License for Crops Seed Production and Operation;

•	the Regulations on the Examination of Major Crops Seed;

•	the Regulations on Labeling of Crops Seed; and

•	the Regulations on the Processing and Packing of Merchandise Seeds.

Export Laws and Regulations

We are subject to various governmental regulations related to exportation. The major export regulations applicable to us include:

•	the Customs Law of the PRC;

•	Provisions of the PRC on Sanitation of Food for Export (trial implementation);

•	Implementation Rules of the Law of PRC on the Sanitary Registration Administration for Production Enterprise of Export Food; and

•	the Regulation of the PRC on the Administration of The Import And Export of Goods.

We have obtained all permits and licenses required for production of our products and believe we are in material compliance with all applicable laws and regulations.

Laws and Regulations of Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including patents, copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People’s Congress in 1984 and revised in 1992, 2000 and 2008, protects registered patents. The State Intellectual Property Office of PRC, or SIPO, handles granting patent right.

Patent Prosecution

The Chinese patent system follows the “first to file” principle. In other words, when more than one person files a patent application for the same invention, the patent will be granted to the person who first filed the application. In addition, the PRC requires novelty in order for an invention to be patentable. Pursuant to this requirement, generally, with limited exceptions, any prior written or oral publication in or outside the PRC before the patent application filing prevents an invention from being patented in the PRC. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as that of the initial application.

Patent Enforcement

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may grant the patent holder’s or the interested party’s request for a preliminary injunction before or during the legal proceeding. Damages for infringement are calculated as the actual loss suffered by the patent holder or the interested party due to the infringement, or if such actual loss is difficult to ascertain, the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license in addition to reasonable expenses of the patent holder’s or the interested party’s efforts in stopping the infringement.

Compulsory Licensing

Under the PRC Patent Law, where any entity is qualified to utilize a patented technology, but fails to obtain the license from the invention patent holder on reasonable terms and in a reasonable period of time, the entity is entitled to apply to the SIPO for a compulsory license after the expiration of three years from the date of the grant of the invention patent and after the expiration of four years from the application date of the invention patent. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is a large amount of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application.

Trademarks

The “Trademark Law of the People’s Republic of China” promulgated by the Standing Committee of the National People’s Congress of PRC, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years each time to registered trademarks which are renewable for another ten years after the application to the Trademark Office by the owners of the trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. We have registered trademarks as described under Business/Intellectual Property of our prospectus. Accordingly, such trademarks are entitled to the protection under the Trademark Law.

Trade Secrets

According to the Anti-unfair Competition Law of the PRC, “trade secrets” refer to technical and business information that is unknown to the public, has utility and may create business interest or profit for its legal owners or holders, and which is maintained as secrets by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (i) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (ii) to disclose, use or permit others to use the trade secrets obtained illegally under item (i) above; or (iii) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses or discloses such trade secrets of others, it may be deemed to have misappropriated others’ trade secrets. The parties being harmed may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB10,000 to RMB 200,000. Alternatively, persons being harmed may file lawsuits for damages caused due to the misappropriation of the trade secrets in a competent PRC court.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of or persons in business contact with legal owners or holders to keep such trade secrets confidential. As soon as the legal owners or holders request others to keep the trade secrets confidential and adopt reasonable protection measures, the requested persons shall bear the liability to keep the trade secrets confidential.

Environmental Regulation

Our extracting and processing processes may generate noise, water waste, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution and the Law of PRC on the Prevention and Control of Noise Pollution.

The Environmental Protection Law, which came into effect on December 25, 1989, sets out the legal framework for environmental protection in the PRC. The purposes of the Environmental Protection Law are to protect and enhance the living environment, prevent and cure environmental contamination and other public hazards, and safeguard human health from pollution and other harm to the environment. The MEP implements uniform supervision and administration of environmental protection work nationwide and formulates the national waste discharge standards.  According to the Environmental Protection Law, the relevant government authorities shall impose different penalties against persons or enterprises in violation of the Environmental Protection Law depending on the individual circumstances and extent of contamination. Such penalties include warnings, fines, imposition of deadlines for cure, orders to cease or to shut down operations, orders to re-install contamination prevention and cure facilities which have been removed or left unused and imposition of administrative actions against relevant responsible persons.  Where the violation committed is serious, persons in violation may be required to pay damages to victims and persons directly responsible for such violation may be subject to criminal liabilities.

The Regulations on Administration of Environmental Protection of Construction Projects, which came into effect on November 29, 1998, regulates all environmental protection matters related to construction projects. According to the Regulations on Administration of Environmental Protection of Construction Projects, before we initiate any construction projects at any of our facilities, we are required to perform an assessment of the impact on the environment of the proposed construction project and file such assessment with the local MEP for approval. Upon completion of the construction project, the environmental protection facilities and measures should be examined and accepted by the local MEP, so that such construction project will be permitted to be put into operation.

We have been granted an environmental certification from the Wuwei City Environmental Protection Bureau. Management believes that we are in material compliance with all applicable environmental protection requirements of PRC.

Regulation of Work Safety

We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Work Safety Law of the PRC and Regulation on Work Safety License.

Work Safety Law of the PRC

The Work Safety Law of the PRC (“WSL”) was adopted at the 28th meeting of the Standing Committee of the Ninth People's Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002, which was amended on August 27, 2009. The WSL is applicable to the work safety of entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and must strengthen the administration of work safety, establish and perfect a system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

The WSL and other provisions of the relevant laws and regulations create a system for attributing responsibility for work safety accidents and holding liable those found to be responsible for work safety accidents. Entities engaged in the production, operation and storage of hazardous substances, (1) must establish an administrative committee for work safety or have full-time personnel for the administration of work safety; (2) are subject to the examination and approval as well as the supervision and administration of relevant administrative departments, according to the provisions of relevant laws and regulations, national standards or industrial standards; (3) must have archive files for substantial hazardous sources, make regular checks, appraisals, supervisions and controls, make emergency plans, and inform employees and other relevant people of the emergency measures that should be taken under emergency circumstances; (4) must report, according to the relevant provisions of the state, the substantial hazardous sources and the corresponding safety measures and emergency measures to the administrative department and other relevant departments of the local people's government in charge of the supervision and administration of work safety for archive purposes; and (5) must have exits in the sites of production and the dormitories of the employees which meet the requirements for emergency dispersal of people, have highly visible marks and be clear of obstructions. Entities are prohibited from closing or obstructing the exits of the sites of production and business operation and the dormitories of the employees.

Regulation on Employment Contracts

The Employment Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

Regulation on Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the implementation rules of the EIT Law, which took effect simultaneously with the EIT Law. However, a number of detailed implementation regulations are still in the process of promulgation.

The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends out of post-2007 earnings paid by a foreign-invested enterprise to a non-resident shareholder are normally subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between China and the jurisdiction where the non-resident shareholder resides. Foreign investors who are set up in Hong Kong and are considered non-resident enterprises by competent PRC tax authority are subject to, a PRC withholding tax at a rate of 5%. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by SAT on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its “de facto management bodies” are in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax at the tax rate of 25%. According to the implementation rules of the EIT Law, the term “de facto management bodies” is defined as bodies that have, in substance, overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise.  In addition, under the EIT Law, foreign shareholders could become subject to a PRC income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within China, and the enterprise in which they are invested is considered a “tax resident enterprise” in China. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “de facto management bodies” concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The EIT Law provides a five-year grandfathering period, starting from its effective date, for those enterprises established before the promulgation date of the EIT Law and that were entitled to enjoy preferential tax policies under then prevailing former Income Tax Law or regulations of the PRC.

Pursuant to the PRC Individual Income Tax Law, or the Individual Income Tax Law, adopted on December 29, 2007, individuals who are domiciled in China or who are not domiciled but have resided in China for at least one year shall pay individual income taxes in accordance with such law on income derived from sources in and outside China.  Individuals who are neither domiciled in nor residents of China, or who are not domiciled and reside for less than one year in China, shall pay individual income taxes in accordance with such law on income derived from sources within the PRC.

Pursuant to the Provisional Regulation and its Implementing Rules, all entities and individuals that were engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. When exporting goods, the exporter is entitled to a refund of a portion of or all of the VAT that it has already paid or borne. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for fixed assets used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects was entitled to import VAT exemption and the domestic equipment purchased for qualified projects was entitled to a VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules: Foreign Currency Administration Rules (1996), as amended in 2008, or the Exchange Rules; and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the SAFE and the National Development and Reform Commission, or NDRC, or their local counterparts.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties.

See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

Dividend Distribution

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001, Chinese-Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese-Foreign Joint Venture Law (1983), as amended in 2001. Under these laws and regulations, wholly foreign-owned enterprises, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises, joint venture enterprise and domestic companies are required to set aside at least 10.0% of their respective after-tax profit based on PRC accounting standards each year to their respective general reserves or statutory capital reserve fund until the accumulated amount of such reserve reaches 50.0% of their respective registered capital. These reserves are not distributable as cash dividends. Furthermore, wholly foreign-owned enterprises and joint venture enterprises in China are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the SAFE on November 24, 2005 and May 29, 2007, respectively. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to the registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change with respect to the offshore company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, debt investment, or creation of any security interest over any assets located in the PRC.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. Therefore, failure to comply with such registration may subject us to certain restrictions on, including but not limited to, the increase of the registered capital of our PRC subsidiary, making loans to our PRC subsidiary, and making distributions to us from our on-shore companies.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce of China, the State Assets Supervision and Administration Commission, SAT, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, include provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPV’s.  The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the approval requirement of the CSRC.

Our PRC counsel, Dacheng Law Offices, has advised us that, based on their understanding of current Chinese laws, regulations and rules, including this regulation and the procedures of the CSRC announced on September 21, 2006:

•	there was no acquisition of the equity of a “PRC domestic company” as defined under the New M&A Rules; and

•	there is no provision in the New M&A Rule that clearly classifies the contractual arrangement between Zhengnong and JOY Technology as the kind of transactions falling under the New M&A Rule.

See “Risk Factors — Risks Related to Doing Business in China — If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NASDAQ Capital Market, this offering could be delayed.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is East City Industrial Development Zone, Minqin County, Wuwei City, Gansu Province, People’s Republic of China 733300.

Name	Age	Position/Title

Mingguang Wei	43	Chairman of the Board of Directors and Chief Executive Officer
Xinmin Liu	46	Director and General Manager of Sunflower Oil Plant
Ping Zhao	46	Independent Director
Denian Fu	54	Vice President of Finance
Lin’an Wang	38	Chief Engineering Officer

Mingguang Wei is our founder and has served as our Chairman and Chief Executive Officer since our inception. Mr. Wei has been instrumental to the development and success of our business. In 2003, Mr. Wei established JOY Technology, and since then he has been primarily responsible for our overall management, major decision-making, strategic planning including marketing and investment planning, development and visions. From 1997 to 2002, Mr. Wei served as the Chairman and Chief Executive Officer of Minqin JOY Agriculture and Industry Co., which is the predecessor of JOY Technology. Mr. Wei has over 20 years of experience in the sunflower industry. Mr. Wei obtained the master degree in macroeconomic management in Gansu Agricultural University. Mr. Wei was honored as Excellent Private Entrepreneurs and Industrial Youth Leader of Wuwei City.

Xinmin Liu has served as general manager of Sunflower Oil Plant since our inception. From 1995 to 2003, Mr. Liu served as the vice president of Minqin Teng Long Corporate. Mr. Liu has valuable experience and knowledge of food processing and inspection and physical/chemical analysis, which has contributed to our development. From 1984 to 1995, Mr. Liu served as Head of Laboratory and President for Production. Mr. Liu received a bachelor’s degree in marketing from Agricultural Radio and Television University of Gansu Province.

Ping Zhao has served as our independent director since November 2010. Ms. Zhao has served as the Vice President of Life Science Engineering School of Lanzhou University of Technology since June 2003. From 2000 to 2003, Ms. Zhao served as the Vice President of Food Engineering Department of Gansu University of Technology. From 1984 to 2000, Ms. Zhao was vice professor of Gansu Agricultural University. Ms. Zhao received two Ph.D. degrees in food science, one from Northwest Agricultural University and the other from Australia. Ms. Zhao was nominated as director of Chinese Food and Nutrition Council Expert Branch; director of Medicine Biological Technology Association; vice president of Food Additives Association of Gansu Province; director of Gansu Sunflower Association; Food Safety Lecturer of China Food Industry Association; director of Gansu Food Industry Association.

Denian Fu has served as our vice president of finance since our inception. His primary responsibilities currently include supervising finance department, as well as overall operations and daily management of our group. Mr. Fu is responsible for the formulation and implementation of our financing strategies, as well as reviewing and analyzing operation reports, and has been instrumental in helping us smooth our process of rapid expansion. Prior to joining JOY Technology, Mr. Fu served as Chief of Finance of Minqin Chemical Company from 1992 to 2002. From 1986 to 1992, Mr. Fu worked as an accountant in Minqin Bureau of Township Enterprise Management. Mr. Fu has over 30 years’ experiences in accounting, finance management, formulation of operational strategies and management of daily operation.

Lin’an Wang has served as our chief engineer since 2006. Prior to joining us, he had served as chief engineer of Inner Mongolia Hongfa Oil Corporate Limited from 2001 to 2006. From 1992 to 2001, Mr. Wang served as production manager of Jingtai Sanfu Oil Company. Mr. Wang has invaluable experience in the sunflower oil industry. Mr. Wang’s primary responsibilities include conducting extensive research regarding refined sunflower oil and deep-processed products in sunflower industry. Mr. Wang received a bachelor’s degree in oil processing from Zhengzhou Institute of Technology.

Board of Directors

Our board of directors presently consists of three members.  Our directors hold office until our annual meeting of shareholders, where their successor will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with us.

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including equity plans), including compensation of executive officers.

Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Family Relationships

There are no family relationships between our director and executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our sole director and officer has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our sole director and officer has not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of our company and mortgaging our property;

•	executing cheques, promissory notes and other negotiable instruments on our behalf; and

•	maintaining or registering a register of mortgages, charges or other encumbrances on our company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. After becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into, a director must promptly disclose such interest to all other directors. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum of association and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The term of employment for each of our executive officers is permanent. We may terminate an executive officer’s employment for cause and  for certain acts of the officer including, but not limited to, serious violation of the rules of the company, bearing criminal liability, willful misconduct to our detriment or a failure to perform agreed duties.  Under certain circumstances, including where any executive officer is ill or is injured for a non-work-related reason and thus fails to qualify for the original job or another job that we arrange for his benefit, we may also terminate the employment agreement with such executive officer and pay an economic compensation according to his years of employment with us until the termination by the rate of one month’s salary for one year he worked for us.

If any of our executive officers violates his duty of confidentiality to us regarding our trade secrets, he shall be obligated to compensate us for the losses we suffer.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB 270,435 ($39,887) in cash compensation and no share-based compensation to our executive officers. For the fiscal year ended December 31, 2009, we paid no compensation to our directors for serving on our board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of December 27, 2010, the names, addresses and number of ordinary shares beneficially owned by (i) all shareholders known to us to be the beneficial owner of more than 5% of our ordinary shares, (ii) each member of our board of directors, and each of our executive officers who beneficially own our ordinary shares, and (iii) all directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares of that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is East City Industrial Development Zone, Minqin County, Wuwei City, Gansu Province, People’s Republic of China 733300.

Percentage ownership in the following table is based on (i) 5,000,000 ordinary shares outstanding on December 27, 2010, and (ii) the issuance of              ordinary shares by us in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs in this offering.

Beneficial Ownership

Name and Address of Beneficial Owner	Ordinary Shares	Percentage Before Offering	Percentage After Offering
Officers and Directors
Mingguang Wei (1)	3,507,500	70.15%		%
Xinmin Liu	0	-	-
Ping Zhao	0	-	-
Denian Fu	0	-	-
Lin’an Wang	0	-	-
All directors and executive officers as a group (5 persons)
5% Shareholders
Synergy Investment Group Ltd. (2)	350,000	7%		%
United Decision Global Ltd. (3)	250,000	5%		%
Riemann Investment Holdings Ltd. (4)	450,000	9%		%

(1) Includes 3,507,500 ordinary shares held by Bright Joy Innovations Holdings Limited, a British Virgin Islands company which is owned by Mr. Wei. Mr. Wei has a sole voting right and dispositive power over the shares held by Bight Joy Innovations Holdings Limited. The registered address of Bright Joy Innovations Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(2) Includes 350,000 ordinary shares held by Synergy Investment Group Ltd., a British Virgin Islands company which is owned by Li Lu.  Li Lu has sole voting right and dispositive power over the shares held by Synergy Investment Group Ltd.  The registered address of Synergy Investment Group Ltd. is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(3) Includes 250,000 ordinary shares held by United Decision Global Limited, a Samoa company who is owned by Yaxiang Xu. Mr. Xu has sole voting right and dispositive power over the shares held by United Decision Global Limited. The registered address of United Decision Global Limited is Equity Trust Chambers, P.O. Box 3269, Apia, Samoa.

(4) Includes 450,000 ordinary shares held by Riemann Investment Holdings Limited, a Samoa company which is jointly owned by Sixing Fu and Qianping Huang. Mr. Fu & Ms. Huang share the voting and dispositive power over the shares held by Riemann Investment Holdings Limited. The registered address of Riemann Investment Holdings Limited is Equity Trust Chambers, P.O. Box 3269, Apia, Samoa.

As of the date of this prospectus, none of our ordinary shares is held by record holders in the United States. None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. Following are the related party transactions that have occurred.

On November 1, 2010, Mr. Xinmin Liu, our director and original shareholder of Joy Technology purchased the shares of Joy Trading which is worth 20,000 RMB from Joy Technology.  In addition, Mr. Denian Fu, our vice president of finance and original shareholder of Joy Technology purchased the shares of Joy Trading which is worth 20,000 RMB from Joy Technology. After the transaction, Mr. Liu and Mr. Fu own an aggregate of 0.58% of the shares of Joy Trading.

As of the three balance sheet dates, namely December 31, 2009, December 31, 2008 and September 30, 2010, the balance owed to a related party were RMB 26,700,000, RMB 24,770,000 and RMB 1,986,200 (USD 296,869) respectively. The sole creditor was Mr. Wei Mingguang, our chairman and principal shareholder. These debts were all derived from non-trade funding.

The principal shareholder has guaranteed our bank loans. As of the three balance dates above, the guaranteed principal of short-term loans were RMB 12,300,000, RMB 5,900,000 and RMB 9,300,000 (USD 1,390,031) respectively.

In March 2010, Mr. Wei Mingguang converted RMB 11,200,000 of his borrowing to JOY Technology to equity interest to increase his ownership position, as approved by Shareholders’ Resolution. The paid-in capital of JOY Technology was increased to RMB 30,000,000 after that conversion.

DESCRIPTION OF SHARE CAPITAL

General

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

Our memorandum of association and articles of association authorize the issuance of up to 1,000,000,000 shares of a single class. As of the date of this prospectus, 5,000,000 ordinary shares were issued, fully paid and outstanding. Upon the completion of this offering, we will have             ordinary shares issued and outstanding, assuming the underwriters do not elect to exercise their over-allotment option to purchase additional ADSs.

We intend to apply to list our ADSs, each representing one (1) of our ordinary shares, on the NASDAQ Capital Market under the symbol “       ”. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Initial settlement of our ADSs will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. See “Description of American Depositary Shares” below for a description of the rights of ADS holders. Each person owning a beneficial interest in our ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our ADSs. Persons wishing to obtain certificates for their ADSs must make arrangements with DTC.

The following is a summary of the material provisions of our ordinary shares and our memorandum of association and articles of association.

Ordinary Shares

As of the date of this prospectus, 5,000,000 ordinary shares are issued and outstanding.

General. All of our issued and outstanding ordinary shares are, and the ordinary shares to be issued immediately prior to this offering will be, fully paid and non-assessable. Holders of our ordinary shares who are non-residents of the British Virgin Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors in accordance with the BVI Business Companies Act, 2004 and other applicable British Virgin Islands law.

Voting Rights. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. With respect to matters requiring a shareholder vote, each ordinary share is entitled to one vote. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other electronic means by which all the shareholders participating in the meeting can communicate with each other. A poll may be demanded by our Chairman or any shareholder holding at least 50.0% of the voting power of shares with the right to vote at the meeting, present in person or by proxy.

A quorum for a shareholders’ meeting consists of holders of at least half of the voting rights of the total shares entitled to vote thereat present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or by the holders of at least thirty per cent of the voting power attaching to the ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a shareholders meeting.

Transfer of Shares. Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also, in its absolute discretion, decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; and (c) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four. There is presently no legal requirement under British Virgin Islands law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), the surplus assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our Memorandum and Articles of Association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our articles give us the flexibility to issue nil paid and partly paid shares, our board has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the BVI Business Companies Act, 2004, the NASDAQ Stock Market Rules, our Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by a resolution of shareholders or resolution of directors amending and restating our memorandum and articles of association to create the rights and obligations attaching to such new redeemable shares. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of BVI Business Corporation Act, 2004, be varied with the sanction or written consent signed by or a resolution passed at a meeting of the holders of three-fourths of the shares of that class.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum of association and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum of association and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law and our memorandum of association and articles of association, our board of directors may amend our memorandum of association and articles of association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

•	restrict the rights of the shareholders to amend the memorandum of association and articles of association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum of association and articles of association;

•	amend the memorandum of association and articles of association in circumstances where the memorandum of association and articles of association cannot be amended by the shareholders; or

•
amend the provisions of memorandum of association or the articles of association pertaining to “rights attaching to shares,” “rights not varied by the issue of the shares pari passu,” “variation of rights” and “amendment of memorandum and articles”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum of association and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our memorandum of association and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum of association and articles of association

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

History of Securities Issuances and Transfers

The following table provides a summary of our securities issuances and share transfers among our existing shareholders during the past three years:

Date of Sale or Issuance	Title	Number of Securities	Consideration	Purchaser
November 8, 2010	Ordinary Shares	3,507,500	*	Bright Joy Innovations Holdings Limited
November 8, 2010	Ordinary Shares	450,000	*	Riemann Investment Holdings Limited
November 8, 2010	Ordinary Shares	350,000	*	Synergy Investment Group Ltd.
November 8, 2010	Ordinary Shares	250,000	*	United Decision Global Limited
November 8, 2010	Ordinary Shares	180,000	*	WONG Siu Tan
November 8, 2010	Ordinary Shares	150,000	*	Mega Success Asia Pacific Investment Limited
November 8, 2010	Ordinary Shares	62,500	*	Run Cheng International Holdings Limited
November 8, 2010	Ordinary Shares	50,000	*	Jason Investment Holding Co., Ltd.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one (1) ordinary share (or a right to receive           (       ) ordinary share) deposited with principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having ADSs registered in your name in the Direct Registration System, or (ii) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our registered shareholders and you will not have direct shareholder rights. British Virgin Islands’ law governs our direct shareholders’ rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A Deposit Agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to the registration statement that includes this prospectus. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement will permit the depositary to distribute the RMB or other foreign currency only to those ADS holders to whom it is possible to do so. The depositary will hold the RMB or other foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the RMB or other foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the RMB or other foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or other distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf upon your instruction. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. The depositary will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In such a case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed for cash and distribute the net proceeds, in the same way as it does with cash dividends. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership as our agent with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the British Virgin Islands and of our memorandum of association and articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described below.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or deposited securities underlying the ADSs, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
•         Change the nominal or par value of our ordinary shares

•         Reclassify, split up or consolidate any of the deposited securities

•         Distribute securities on the ordinary shares that are not distributed to you

•         Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•         The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

•         The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of deposited securities, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying deposited securities at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of deposited securities is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Listing

We intend to list our ADSs on the NASDAQ Capital Market under the symbol “              . ”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we intend to apply to list our ADSs on the NASDAQ Capital Market, we cannot assure you that such application will be approved.  If the application is not approved, we will not complete this offering or, assuming that the application is approved, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering.

We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Upon completion of this offering, we will have              ADSs outstanding representing approximately           % of our issued and outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amount of additional ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we have received approval to list our ADSs on the NASDAQ Capital Market, we cannot assure you that a regular trading market will develop in our ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act. These rules are described below.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, persons who became the beneficial owner of restricted shares prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of either of the following:

(i)	1% of the then outstanding ordinary shares, which will equal approximately ordinary shares immediately after this offering; and

(ii)
the average weekly trading volume of our ADSs on the NASDAQ Capital Market during the four calendar weeks preceding the date on which a notice of the sale is filed with the Securities and Exchange Commission.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, to file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares, or publicly announce the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Rodman and Renshaw, LLC for a period of 180 days after the date of this prospectus.

Of our outstanding ADSs or ordinary shares not being offered in this offering,            ordinary shares are subject to the       -day lock-up period and all of our shares will be subject to the volume and other restrictions of Rule 144 after expiration of the lock-up period. Pursuant to the lock-up agreement, our directors, executive officers, significant shareholders and employees thereto have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADS or ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs or ordinary shares, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Rodman and Renshaw, LLC for a period of 180 days after the date of this prospectus.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Rodman and Renshaw, LLC waives, in writing, such an extension.

TAXATION

The following discussion sets forth the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs and the ordinary shares represented by our ADSs, sometimes referred to collectively as the “securities”. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to China Sunflower.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of the securities who is not a resident of the British Virgin Islands is not liable for British Virgin Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the British Virgin Islands for tax on gains realized during that year on the sale or disposal of such ordinary shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Act. In addition, shares of companies incorporated under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

The following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs in your particular circumstances.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, SAT issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as China Sunflower and/or its subsidiaries. If the PRC tax authorities determine that we and/or China Sunflower is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, we and/or China Sunflower could be subject to the enterprise income tax at a rate of 25% on our and/or China Sunflower’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from enterprise income tax. As a result, if we and China Sunflower are each treated as a “qualified resident enterprise,” all dividends paid from Zhengnong to us (through China Sunflower) should be exempt from the PRC enterprise income tax.

As of the date of this prospectus, neither we nor China Sunflower or the PRC tax authorities have made a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us and China Sunflower. However, because it is not anticipated that we or China Sunflower would receive dividends or generate other income outside China in the near future, we and China Sunflower are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. We or China Sunflower will make any necessary tax payment if we or China Sunflower (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we are or China Sunflower is a resident enterprise under the EIT Law, and if we or China Sunflower were to have income in the future.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor of us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ordinary shares or ADSs, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares or ADSs, is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ADSs or ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ADSs or ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Code and Treasury regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long term residents of the United States;

•
persons that directly, indirectly or constructively (including as a result of ownership of our ADSs) own 5% or more of the total combined voting power of all classes of our ordinary shares (as defined above under "Conventions that apply to this Prospectus") entitled to vote or 5% or more of any class of our ordinary shares (as defined above under "Conventions that apply to this Prospectus") that can in any way determine a majority of our board of directors;

•	persons that acquired our ADSs or ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our ADSs or ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. This discussion also assumes that each ADS will represent only ordinary shares in us, and will not represent cash or any other type of property. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of American depositary shares, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. holders could be affected by actions that may be taken by parties to whom ADSs are pre-released, or by future actions of the U.S. Treasury.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our ADSs or ordinary shares. This discussion also does not address the tax treatment of any fees or expenses that may be payable by an ADS holder pursuant to the deposit agreement. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ADSs or ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ADSs or ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ADSs or ordinary shares will be in U.S. dollars.

We have not sought, and do not intend to seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ADSs OR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders

Taxation of Distributions Paid on ADSs or Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ADSs or ordinary shares. A cash distribution on our ADSs or ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such distribution in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ADSs or ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Therefore, if our ADSs or ordinary shares are not readily tradable on an established securities market and if we are not eligible for benefits under the U.S.-PRC Tax Treaty, then dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although we intend to apply to have our ADSs listed on the NASDAQ Capital Market, we cannot guarantee that our application will be approved. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ADSs or ordinary shares. For taxable years beginning on or after January 1, 2011, the regular U.S. federal income tax rate applicable to dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to any dividends paid to a U.S. Holder on our ADSs or ordinary shares, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of ADSs or Ordinary Shares

Upon a sale or other taxable disposition of our ADSs or ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2011). Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ADSs or ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ADSs or ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our current taxable year, it is not anticipated that we will be treated as a PFIC for such year.  However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ADSs or ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ADSs or ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ADSs or ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election.  However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election in respect to our ADSs or ordinary shares, and the special tax and interest charge rules do not apply to such ADSs or ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ADSs or ordinary shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ADSs or ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s ADSs or ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ADSs or ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ADSs or ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ADSs or ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ADSs or ordinary shares for any of our taxable years that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, the PFIC rules discussed above will continue to apply to such ADSs or ordinary shares unless the holder makes a “purging election” with respect to such ADSs or ordinary shares. A purging election generally creates a deemed sale of such ADSs or ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will have a new basis and holding period in its ADSs or ordinary shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ADSs or ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ADSs or ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ADSs or ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of its taxable year over the adjusted tax basis in its ADSs or ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ADSs or ordinary shares over the fair market value of its ADSs or ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in its ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply to have our ADSs listed on the NASDAQ Capital Market, we cannot guarantee that our application will be approved. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ADSs or ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or U.S. Holders otherwise were deemed to have disposal of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made) and any other information as may be required by the U.S. Treasury.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ADSs or ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ADSs or ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our ADSs or ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ADSs or ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ADSs or ordinary shares generally will not be subject to U.S. federal income tax unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

            In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ADSs or ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ADSs or ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ADSs or ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28% (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), generally will apply to dividends paid on our ADSs or ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

On March 18, 2010, President Obama signed the Hiring Incentives to Restore Employment Act of 2010 (the HIRE Act). The HIRE Act amends the Code by adding new provisions that require, among other things, (a) certain shareholders of a PFIC to file an annual report containing such information as the Secretary may require, and (b) certain shareholders of a foreign corporation to attach a disclosure statement to their income tax return. The provisions of the HIRE Act are complex, and there are substantial penalties for failure to comply with the requirements of the HIRE Act.

EACH PROSPECTIVE INVESTOR IN OUR ADSs OR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE TAX REPORTING OBLIGATIONS THAT ARE APPLICABLE TO SUCH INVESTOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2010, the underwriters named below, for whom Rodman & Renshaw, LLC is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the table below.

Underwriters	Number of ADSs
Rodman & Renshaw, LLC

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ordinary shares are taken.

The representative has advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per ADS.  No further discount will be allowed to dealers or re-allowed by dealers to other dealers.  After the initial public offering, the public offering price, concession and discount may be changed.

Pursuant to the underwriting agreement, we have agreed to pay to the representative an aggregate cash fee equal to 7.0% of the aggregate gross proceeds raised in connection with the offering. Subject to compliance with FINRA Rule 5110(f)(2)(D), we will also reimburse the representative for legal and other expenses incurred by it in connection with this offering in an amount equal to 1.0% of the aggregate offering proceeds but in no event more than $250,000. The representative also will receive warrants to purchase up to            ordinary shares or         % of the aggregate number of ordinary shares, represented by the ADSs, that are sold in the offering with an exercise price of $              per share (      % of the public offering price).  The warrants will be exercisable beginning on the first anniversary of the closing date and will have an expiration date of                  , 201   (the five year anniversary of the effective date of the Registration Statement that this prospectus is a part of). Pursuant to FINRA Rule 5110(g), for a period of six months after the issuance date of this warrant, neither the warrant nor any ADS issued upon exercise of the warrant shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

(i)	by operation of law or by reason of reorganization of us;

(ii)
to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

(iii)	if the aggregate amount of our securities held by the holder of this warrant or related person do not exceed 1.0% of the securities being offered;

(iv)
that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

(v)	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us in connection with this offering. The underwriting discounts and commissions were determined by negotiations among us, China Sunflower and the representative and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Underwriting Discounts and Commissions	No Exercise
Per ADS	$
Total	$

We have agreed to pay all fees and expenses incurred by us in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We have agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of the representative, we will not, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our ADSs, our ordinary shares, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares, or the Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Lock-Up Securities within the meaning of Section 16 of the Exchange Act, or (v) file with the Commission a registration statement under the Securities Act relating to the Lock-Up Securities, or publicly disclose the intention to take any such action.  The foregoing restrictions do not apply to (A) the issuance of the ordinary shares to be sold in this offering and the sale of such ordinary shares; or (B) the grant of employee stock options or ordinary shares pursuant to the terms of our 2010 Long-Term Incentive Plan.  Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative waives, in writing, such an extension.

Each of our directors, officers and existing shareholders have agreed that, for a period of 180 days after the date of this prospectus, without the prior written consent of the representative, it will not, (i) offer, sell, contract to sell, pledge or otherwise dispose of any Lock-Up Securities, or enter into a transaction which would have the same effect, or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in (i) or (ii) is to be settled by delivery of the ordinary shares or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (iv) make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities.  Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative waives, in writing, such an extension.

The representative has no present intent or understandings, tacit or explicit, to release these restrictions before the expiration of such 180-day lock-up period.

We intend to apply to list our ADSs on the NASDAQ Capital Market under the symbol “           .”

Before this offering, there has been no public market for our ordinary shares or our ADSs. The initial public offering price was determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we operate;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; and

•	the present state of our development.

An active trading market for our ADSs may not develop.  It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representative will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by the representative. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of the representative is not part of this prospectus.

Rodman & Renshaw, LLC’s address is 1251 Avenue of Americas, New York, New York 10020, U.S.A.

Foreign Regulatory Restrictions on Purchase of the ADSs

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required.  Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the ADSs in the United States, the underwriters may, subject to the applicable foreign laws, also offer the ADSs to certain institutions or accredited persons in the following countries:

Australia. If this prospectus is issued or distributed in Australia it is issued or distributed to “wholesale clients” only, not to "retail clients". For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth). This prospectus is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, (i) the offer of securities under this prospectus is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this prospectus is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China. THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE CIRCULATED OR DISTRIBUTED IN THE PRC, AND ADSs MAY NOT BE OFFERED OR SOLD, AND WILL NOT BE OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, TO ANY RESIDENT OF THE PRC EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF THE PRC.

United Arab Emirates. The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise.  The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.  The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.  The Company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Dubai. The Company is not licensed by the Dubai Financial Services Authority ("DFSA") to provide financial services in the Dubai International Financial Centre ("DIFC"). The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel. The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such ADSs been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered.  Any resale, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan. The investors / subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia. NO OFFERING OF ADSs IS BEING MADE IN THE KINGDOM OF SAUDI ARABIA, AND NO AGREEMENT RELATING TO THE SALE OF THE ADSs WILL BE CONCLUDED IN SAUDI ARABIA. THIS PROSPECTUS IS PROVIDED AT THE REQUEST OF THE RECIPIENT AND IS BEING FORWARDED TO THE ADDRESS SPECIFIED BY THE RECIPIENT. NEITHER THE AGENT NOR THE OFFERING HAVE BEEN LICENSED BY THE SAUDI'S SECURITIES AND EXCHANGE COMMISSION OR ARE OTHERWISE REGULATED BY THE LAWS OF THE KINGDOM OF SAUDI ARABIA.

THEREFORE, NO SERVICES RELATING TO THE OFFERING, INCLUDING THE RECEIPT OF APPLICATIONS AND/OR THE ALLOTMENT OF THE ADSs, MAY BE RENDERED WITHIN THE KINGDOM BY THE AGENT OR PERSONS REPRESENTING THE OFFERING.

United Kingdom. The content of this prospectus has not been issued or approved by an authorized person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”). Reliance on this prospectus for the purpose of engaging in any investment activity may expose an investor to a significant risk of losing all of the property or other assets invested. This prospectus does not constitute a “Prospectus” within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in Section 86 of the FSMA.

Oman. For the attention of the residents of Oman:

The information contained in this memorandum neither constitutes a public offer of securities in the Sultanate of Oman (“Oman”) as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman (“CMA”). Additionally, this memorandum is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman. This memorandum has been sent at the request of the investor in Oman, and by receiving this memorandum, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this memorandum has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the ADSs within Oman. No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The Underwriters are neither companies licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor banks licensed by the Central Bank of Oman to provide investment banking services in Oman. The Underwriters do not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products. Nothing contained in this memorandum is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This memorandum is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation. Any recipient of this memorandum and any purchaser of the ADSs pursuant to this memorandum shall not market, distribute, resell, or offer to resell the ordinary shares within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this memorandum to others.

Canada.

Resale Restrictions

The distribution of our securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each Province where trades of our securities are made. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our securities.

Representations of Purchasers

By purchasing our securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•
the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability.  In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in our securities in their particular circumstances and about the eligibility of our securities for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ordinary shares. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee		$2,786.40
Financial Industry Regulatory Authority, Inc. Filing Fee*	$
NASDAQ Capital Market Listing Fee*	$
Printing Expenses*	$
Legal Fees and Expenses*	$
Accounting Fees and Expenses*	$
Miscellaneous*	$

Total*	$

LEGAL MATTERS

We are being represented by Anslow & Jaclin, LLP with respect to certain legal matters as to United States federal securities and New York state law. The underwriter is being represented by Gusrae, Kaplan, Bruno & Nusbaum PLLC with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by [BVI Counsel], our counsel as to British Virgin Islands law. Certain legal matters as to PRC law will be passed upon for us by Dacheng Law Offices and for the underwriter by King & Wood. Anslow & Jaclin, LLP may rely upon [BVI Counsel] with respect to matters governed by British Virgin Islands law and Dacheng Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company and subsidiaries as of December 31, 2008 and 2009 and for the years then ended, have been included herein and in the registration statement in reliance upon the report of Hansen, Barnett & Maxwell, P.C., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form F-1 with the SEC relating to this offering. We will also file with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at East City Industrial Development Zone, Minqin County, Wuwei City, Gansu Province, People’s Republic of China 733300 or telephoning us at 86-935- 4124-118.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA SUNFLOWER GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008
And Nine Months Ended September 30, 2010

CHINA SUNFLOWER GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
China Sunflower Group Limited

We have audited the accompanying consolidated balance sheets of China Sunflower Group Limited (“the Company”), as of December 31, 2008 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Sunflower Group Limited as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ HANSEN, BARNETT & MAXWELL, P.C.
HANSEN, BARNETT & MAXWELL, P.C.
Salt Lake City, Utah
December 1, 2010

CHINA SUNFLOWER GROUP LTD
CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,		September 30,	September 30,
	2008	2009	2010	2010
			(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥1,713,631	¥4,097,564	¥74,092,102	$11,074,228
Trade accounts receivable and other receivable	9,311,372	23,989,097	17,763,991	2,655,107
Advance to suppliers	1,900,000	3,900,000	17,700,000	2,645,540
Inventories	34,016,836	55,279,235	12,317,226	1,841,002
Value added tax recoverable	2,903,026	6,368,155	267,891	40,041
Total current assets	49,844,865	93,634,051	122,141,210	18,255,918

Non-current assets
Property and equipment, net of accumulated depreciation of ¥5,146,397, ¥7,429,165 and ¥9,207,158 ($1,376,154), respectively	25,822,591	25,799,072	24,085,411	3,599,942
Intangible assets, net of accumulated amortization ¥157,125, ¥210,968 and ¥265,497 ($39,683), respectively	2,305,875	2,030,115	1,993,170	297,910
Total non-current assets	28,128,466	27,829,187	26,078,581	3,897,852
Total assets	¥77,973,331	¥121,463,238	¥148,219,791	$22,153,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	¥345,217	¥606,746	¥926,096	138,420
Other payables	124,381	238,041	222,142	33,203
Other payables – related parties	24,770,000	26,700,000	1,986,200	296,869
Accrued payroll	62,204	50,855	40,680	6,080
Taxes payable	1,015,519	1,230,329	1,414,418	211,407
Short-term loan	12,000,000	27,500,000	19,500,000	2,914,580
Total current liabilities	38,317,321	56,325,971	24,089,536	3,600,559
Total liabilities	38,317,321	56,325,971	24,089,536	3,600,559

Shareholders’ equity
Ordinary shares, U.S. dollar 0.01 par value, 100,000,000 shares authorized; 1,368,467, 1,368,467 and 5,000,000 shares outstanding, respectively	91,661	91,661	334,905	50,057
Additional paid-in capital	11,332,547	11,332,547	40,517,239	6,055,936
Statutory reserves	3,035,944	5,528,670	8,630,500	1,289,963
Retained earnings	24,327,392	46,757,883	73,983,544	11,057,999
Accumulated other comprehensive income	-	-	28,082	4,197
Equity Attributable to China Sunflower Group Limited Shareholders	38,787,544	63,710,761	123,494,270	18,458,152
Equity Attributable to noncontrolling interests	868,466	1,426,506	635,985	95,059
Total shareholders’ equity	39,656,010	65,137,267	124,130,255	18,553,211

Total liabilities and shareholders’ equity	¥77,973,331	¥121,463,238	¥148,219,791	$22,153,770

See the Accompanying Notes to the Consolidated Financial Statements

CHINA SUNFLOWER GROUP LTD
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Chinese Yuan (Renminbi)				U.S.Dollars
	For the Years		For the Nine Months		For the Year Ended	For the Nine Months Ended
	Ended December 31,		Ended September 30,		December 31,	September 30,
	2008	2009	2009	2010	2009	2010
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	¥76,796,791	¥115,172,274	¥79,339,278	¥134,096,681	$17,214,300	$20,042,849
Cost of revenues	(53,566,826)	(80,641,763)	(54,076,896)	(94,191,809)	(12,053,174)	(14,078,441)
Gross Profit	23,229,965	34,530,511	25,262,382	39,904,872	5,161,126	5,964,408
Operating expenses
Selling and distribution expenses	(935,777)	(1,672,367)	(1,232,897)	(1,606,744)	(249,961)	(240,153)
General and administrative expenses	(1,727,270)	(1,885,019)	(1,113,796)	(2,098,481)	(281,746)	(313,651)
Total operating expenses	(2,663,047)	(3,557,386)	(2,346,693)	(3,705,225)	(531,707)	(553,804)
Income from operation	20,566,918	30,973,125	22,915,689	36,199,647	4,629,419	5,410,604
Other income	-	-	-	19,277	-	2,881
Other expenses	(22,238)	(2,620)	(1,841)	(65,021)	(392)	(9,718)
Interest income	65,509	39,926	32,215	82,887	5,968	12,389
Interest expense	(1,295,755)	(1,031,752)	(752,432)	(1,270,890)	(154,211)	(189,954)
Income before income taxes	19,314,434	29,978,679	22,193,631	34,965,900	4,480,784	5,226,202
Provision for income taxes	(2,897,165)	(4,497,422)	(3,329,045)	(5,341,137)	(672,210)	(798,317)
Net income	¥16,417,269	¥25,481,257	¥18,864,586	¥29,624,763	$3,808,574	$4,427,885
Net Income Attributable to Non controlling interests	¥359,537	¥558,040	¥413,134	¥168,625	$83,409	$25,204
Net Income Attributable to China Sunflower Group	¥16,057,732	¥24,923,217	¥18,451,452	¥29,456,138	$3,725,165	$4,402,681
Basic and Diluted Earnings per Ordinary Share	¥11.73	¥18.21	¥13.48	¥7.22	$2.72	$1.08
Weight Average Shares	1,368,467	1,368,467	1,368,467	4,077,077	1,368,467	4,077,077
Other Comprehensive Income
Net income	¥16,417,269	¥25,481,257	¥18,864,586	¥29,624,763	$3,808,574	$4,427,885
Foreign Currency Translation Adjustment, net of tax	-	-	-	28,082	-	4,197
Total Comprehensive Income	¥16,417,269	¥25,481,257	¥18,864,586	¥29,652,845	$3,808,574	$4,432,082
Attributable To Non controlling interest	¥359,537	¥558,040	¥413,134	¥168,625	$83,409	$25,204
Attributable To China Sunflower Group	¥16,057,732	¥24,923,217	¥18,451,452	¥29,484,220	$3,725,165	$4,406,878

See the Accompanying Notes to the Consolidated Financial Statements

CHINA SUNFLOWER GROUP LTD
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Chinese Yuan (Renminbi)

	Ordinary Shares						Equity Attributable to China	Equity
	Shares	Amount	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Loss	Sunflower Group Limited shareholders	Attributable to Noncontrolling Interests	Total Equity
Balance as of December 31, 2007	1,368,467	¥91,661	¥11,332,547	¥1,430,171	¥9,875,433	¥-	¥22,729,812	¥508,929	¥23,238,741
Transfer from retained earnings to statutory reserves	-	-	-	1,605,773	(1,605,773)	-	-	-	-
Net income for the year	-	-	-	-	16,057,732	-	16,057,732	359,537	16,417,269

Balance as of December 31, 2008	1,368,467	91,661	11,332,547	3,035,944	24,327,392	-	38,787,544	868,466	39,656,010
Transfer from retained earnings to statutory reserves	-	-	-	2,492,726	(2,492,726)	-	-	-	-
Net income for the year	-	-	-	-	24,923,217	-	24,923,217	558,040	25,481,257

Balance as of December 31, 2009	1,368,467	91,661	11,332,547	5,528,670	46,757,883	-	63,710,761	1,426,506	65,137,267
Conversion of other payables - related party	1,382,128	92,576	11,107,424	-	-	-	11,200,000	-	11,200,000
Issuance for cash - principal shareholder	2,249,405	150,668	18,077,268	-	-	-	18,227,936	-	18,227,936
Transfer between shareholders	-	-	-	92,135	779,218	-	871,353	(959,146)	(87,793)
Transfer from retained earnings to statutory reserves (unaudited)	-	-	-	3,009,695	(3,009,695)	-	-	-	-
Net income for the nine months ended September 30, 2010 (unaudited)	-	-	-	-	29,456,138	-	29,456,138	168,625	29,624,763
Foreign currency translation adjustment, net of tax	-	-	-	-	-	28,082	28,082	-	28,082

Balance as of September 30, 2010 (unaudited)	5,000,000	¥334,905	¥40,517,239	¥8,630,500	¥73,983,544	¥28,082	¥123,494,270	¥635,985	¥124,130,255

See the Accompanying Notes to the Consolidated Financial Statements

CHINA SUNFLOWER GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)				U.S.Dollars
	For the Years		For the Nine Months		For the Year Ended	For the Nine Months Ended
	Ended December 31,		Ended September 30,		December 31,	September 30,
	2008	2009	2009	2010	2009	2010
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥16,417,269	¥25,481,257	¥18,864,586	¥29,624,763	$3,808,574	$4,427,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,840,798	2,282,768	1,715,565	1,777,993	341,195	265,749
Amortization	49,260	275,760	36,944	36,945	41,217	5,522
Government grant	-	(300,000)	(300,000)	-	(44,840)	-
Change in assets and liabilities:
Trade accounts receivable, net	(6,032,476)	(14,677,725)	2,793	6,225,106	(2,193,816)	930,440
Advances to suppliers	(1,443,800)	(2,000,000)	-	(13,800,000)	(298,931)	(2,062,626)
Inventories	(7,790,987)	(21,262,398)	(7,259,474)	42,962,007	(3,177,998)	6,421,345
Trade accounts payable	227,209	261,529	(9,417,208)	319,350	39,090	47,732
Other payables	64,636	40,535	33,849	30,734	6,059	4,594
Accrued payroll	(7,211)	61,776	(6,870)	(56,807)	9,233	(8,491)
Taxes (payable)/Credit	(2,640,168)	(3,250,319)	(1,434,642)	6,284,353	(485,811)	939,295
Net cash from (used for) operating activities	684,530	(13,086,817)	2,235,543	73,404,444	(1,956,028)	10,971,445

Cash flows from investing activities:
Purchases of property and equipment	(8,115,299)	(2,859,250)	-	(64,332)	(427,360)	(9,615)

Net cash from (used for) investing activities	(8,115,299)	(2,859,250)	-	(64,332)	(427,360)	(9,615)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	-	-	18,140,144	-	2,711,329
Proceeds from short-term loan	6,000,000	28,500,000	13,000,000	4,000,000	4,259,771	597,863
Proceeds from government grant	-	900,000	900,000	-	134,519	-
Repayment of short-term loan	(7,900,000)	(13,000,000)	(9,000,000)	(12,000,000)	(1,943,054)	(1,793,588)
Proceeds from related parties	22,120,000	31,800,000	18,200,000	11,986,200	4,753,008	1,791,525
Repayment to related parties	(12,400,000)	(29,870,000)	(9,850,000)	(25,500,000)	(4,464,539)	(3,811,374)

Net cash from (used for) financing activities	7,820,000	18,330,000	13,250,000	(3,373,656)	2,739,705	(504,245)
Effect of Exchange Rate Changes On Cash	-	-	-	28,082	-	4,197
Net change in cash	389,231	2,383,933	15,485,543	69,994,538	356,317	10,461,782
Cash and cash equivalents at beginning of period	1,324,400	1,713,631	1,713,631	4,097,564	256,129	612,446
Cash and cash equivalents at end of period	¥1,713,631	¥4,097,564	¥17,199,174	¥74,092,102	$612,446	$11,074,228

Supplemental Cash Flow Information
Cash paid for interest	¥1,295,755	¥1,031,752	¥752,432	¥1,270,890	$112,463	$189,954
Cash paid during the period for taxes	¥11,293,826	¥17,047,209	¥10,574,742	¥9,923,568	$1,580,561	$1,483,233

Non cash financing activities

The principal shareholder contributed capital into the Company by relieving the Company of RMB 11,200,000 of related party payables in March, 2010.

See the Accompanying Notes to the Consolidated Financial Statements

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization—China Sunflower Group Limited (“the Company”) was incorporated in the British Virgin Islands on October 21, 2010. China Sunflower Industry Holdings Limited (a Hong Kong Company) (“China Sunflower HK”) was incorporated on May 31, 2010. On November 8, 2010 all the shareholders of China Sunflower HK exchanged their shares for 5,000,000 common shares of the Company on a pro rata basis. The accompanying consolidated financial statements reflect the allocation of the 5,000,000 common shares issued to the former shareholders of China Sunflower HK as outstanding as if the shares were issued on the dates the original equity issuances were raised based on the relative fair value of the proceeds received from those transactions. On November 8, 2010 China Sunflower HK became a wholly owned subsidiary of the Company.

On August 26, 2010 China Sunflower HK established a wholly owned subsidiary Gansu Zhengnong Sunflower Industry Development Co., Ltd. (“Zhengnong”) which was incorporated in Gansu province, China under PRC laws. The business scope of Zhengnong is to provide management consulting services and is considered as a wholly foreign owned enterprise in China.

Gansu Joy Agricultural Technology Co., Ltd (“JOY Technology”) was incorporated in Gansu province, China in 2003 and is controlled by Mr. Wei Mingguang (“the principal shareholder”). JOY Technology mainly produces sunflower seed oil and sells sunflower seeds.

In September 2009, JOY Technology incorporated a wholly owned subsidiary, Gansu JOY Import and Export Trading Co, Ltd (“JOY Trading”).

In September 2010, Zhengnong and JOY Technology entered into a series of contracts rendering JOY Technology a variable interest entity (“VIE”) and Zhengnong its primary beneficiary.

Zhengnong conducts business in China primarily through the contractual arrangements between Zhengnong and JOY Technology and the principal shareholder. These contractual arrangements enable Zhengnong to:

•	exercise effective control over JOY Technology and its subsidiary;

•	receive a substantial portion of the economic benefits from JOY Technology and its subsidiary in consideration for the services provided by our wholly owned subsidiary in China; and

•	have an exclusive option to purchase all or part of the equity interests in JOY Technology.

As a result of these contractual arrangements, Zhengnong is considered the primary beneficiary of JOY Technology and its subsidiary and accordingly consolidates JOY Technology’s results of operations in the Company’s financial statements.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agreements that Transfer Economic Benefits to Zhengnong

Exclusive Technology Support and Services Agreement— Pursuant to the exclusive technical support and service agreement between Zhengnong and JOY Technology, entered into on September 8, 2010, Zhengnong has the exclusive right to provide JOY Technology with technical support and services, including but not limited to, sunflower seeds planting and water saving planting technology; improvement and technical support of refined sunflower oil production techniques, research and development of sunflower industry downstream products, technical support, consulting and training services of personnel for key production techniques and research and development works. In return, JOY Technology agreed to pay Zhengnong service fees determined at the sole discretion of Zhengnong. JOY Technology agreed that it shall not seek or accept similar services from other providers unless the prior written approval is obtained from Zhengnong. Zhengnong is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. The term of this agreement is ten years and may be extended with Zhengnong's written confirmation prior to the expiration date.

Exclusive Business Cooperation Agreement— Pursuant to the exclusive business cooperation agreement between Zhengnong and JOY Technology entered into on September 8, 2010, Zhengnong agreed to provide JOY Technology with exclusive business support and technical and consulting services, including but not limited to, general operational management, strategic planning, marketing and sale channel development and human resource management  in return for fees determined at the sole discretion of Zhengnong. JOY Technology agreed that it shall not seek or accept similar services from other providers unless the prior written approval is obtained from Zhengnong. Zhengnong is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Further exclusive technical support and service agreements will be entered into separately pursuant to which the amount and payment of service fees are determined. The term of this agreement is ten years. This agreement may be extended with Zhengnong's written confirmation prior to the expiration date.

Exclusive Option Agreements— On September 8, 2010, Zhengnong entered into exclusive option agreements with JOY Technology and each of its three shareholders, Mr. Wei Mingguang, Mr. Liu Xinmin and Mr. Fu Denian. Pursuant to these agreements, the shareholders irrevocably granted Zhengnong or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in JOY Technology. The terms of these agreements are ten years. This agreement may be extended with Zhengnong's written confirmation prior to the expiration date.

Contractual Agreements that Provide Effective Control over Joy Technology and its Subsidiary

The Company’s relationship with JOY Technology and each of its respective shareholders is governed by a series of contractual arrangements. If the Company had a direct or indirect ownership in JOY Technology, it could materially and adversely affect JOY Technology’s ability to perform existing contracts and to win future contracts. Therefore, Zhengnong and JOY Technology entered into the following contractual arrangements to allow the Company to effectively control JOY Technology without violating relevant PRC laws and regulations. Under PRC laws, Zhengnong and JOY Technology are independent legal entities and neither is exposed to liabilities incurred by the other party. Pursuant to the contractual arrangements between Zhengnong and JOY Technology, as applicable, JOY Technology transfers any and all of the economic benefits generated from its operations to Zhengnong. On September 8, 2010, Zhengnong entered into several control agreements with JOY Technology, which are summarized below.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Agreements—The principal shareholder of JOY Technology entered into a loan agreement on September 8, 2010 with Zhengnong. Pursuant to this agreement, Zhengnong provided an interest-free loan facility of RMB ten million to the principal shareholder for the purpose of providing capital to JOY Technology to develop its business. The term of the loan agreement is eleven months and may be extended upon Zhengnong's written confirmation prior to the expiration date. The principal shareholder shall repay the loans immediately upon certain events, including the terminating of principal shareholder’s employment with Zhengnong or a third party filing a claim against the shareholder which exceeds RMB one million. The loan agreement contains a number of covenants that restrict the actions the principal shareholders can take or cause JOY Technology to take. For example, these covenants provide that the principal shareholders will:

•	not sell, transfer, mortgage or dispose of in any manner or encumber his or her equity interest in JOY Technology;

•	without the prior written consent of Zhengnong, refrain from any action/omission that may have a material impact on the assets, business and liabilities of JOY Technology;

•
cause any shareholders’ meeting and/or the board of directors of JOY Technology not to approve the merger or consolidation of JOY Technology with any person, or its acquisition of or investment in any person, without the prior written consent of Zhengnong; and

•	appoint any persons designated by Zhengnong as directors of JOY Technology.

Proxy agreements—Pursuant to the proxy agreements dated as of September 8, 2010, each of the three shareholders of JOY Technology, Mr. Wei Mingguang, Mr. Liu Xinmin and Mr. Fu Denian, have granted the irrevocable proxy to individuals designated by Zhengnong to exercise exclusive voting rights on their behalf on all matters requiring the approval of the shareholders of JOY Technology, including but not limited to, the sale, transfer, pledge, or disposition of their shareholdings in JOY Technology.

Equity Pledge Agreements— Pursuant to the equity pledge agreements entered into on September 8, 2010 among Zhengnong, JOY Technology Mr. Wei Mingguang, Mr. Liu Xinmin and Mr. Fu Denian, pledged his equity interest in JOY Technology to Zhengnong to secure JOY Technology’s obligations under the exclusive business cooperation agreement with Zhengnong and the Loan Agreement. Each of the three shareholders also agreed not to transfer or create any new encumbrance adverse to Zhengnong on his equity interest in JOY Technology without the prior written consent of Zhengnong. During the term of the equity pledge agreement, Zhengnong is entitled to all the dividends declared on the pledged equity interest. If JOY Technology fails to perform its contractual obligations, Zhengnong, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. As Mr. Liu Xinmin and Mr. Fu Denian had transferred his equity interests in JOY Technology to Mr. Wei Mingguang in November, 2010 respectively and was not a shareholder of JOY Technology, the Option Agreement, Proxy Agreement and Pledge Agreement signed by Mr. Liu Xinmin and Mr. Fu Denian had been terminated.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nature of Operations—JOY Technology purchases and sells sunflower seeds, including seeds used for planting sunflowers (confection-type and oil-type). The Company also produces and sells sunflower oil. The information regarding the company’s product lines is the following and is tabulated in Note 11.

•
Development and sales of sunflower seeds for farming and cultivation—the Company purchases  seeds and sells to farmers to plant oil-type sunflower seeds. The oil type sunflower seeds are mainly used for producing oil.

•	Sales of confection-type sunflower seeds—the Company also purchases the confection sunflower seeds from farmers and sells the confection sunflower seeds to producers.

•	Sales of self-produced sunflower oil—the Company purchases the oil-type sunflower seeds from farmers and processes them into oil.

•	Sales of oil cake—Oil cake is a by-product of oil production after pressing sunflower seeds to extract oil.

 NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements—The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation.

Convenience Translation—the Company’s functional currency is Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the periods ended December 31, 2009, and September 30, 2010 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers, and are not presented in accordance with accounting principles generally accepted in the United States of America and are unaudited. The consolidated financial statements have been translated into U.S. dollars at the rate of ¥6.6905 = US$1.00, the approximate exchange rates prevailing on September 30, 2010. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Accounting Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, and useful lives of property and equipment.

Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Values of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, trade accounts payable, accrued liabilities, approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents—Cash and cash equivalents are comprised of cash on hand, demand deposits and highly liquid short-term debt investments with stated maturities of no more than three months.

Trade Accounts Receivable—Accounts receivable are recorded when revenue is recognized and are carried at original invoiced amount less a provision for any potential uncollectible amounts. Provision is made against trade accounts receivables to the extent they are considered to be doubtful. At December 31, 2008, 2009 and September 30, 2010, the Company believes its accounts receivables are fully collectable and no allowance for doubtful accounts was recorded.

Advance to suppliers—Advance to suppliers are the amounts prepaid to suppliers for purchases of inventory and are recognized when the final amount is paid to the suppliers and the inventory is delivered.

Inventories—Inventory is comprised of purchased and produced products and is stated at the lower of cost or market on weighted average cost basis.

Valuation of Long-lived Assets—The carrying values of the Company’s long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales, trade-ins, or retirements are recognized in income. Interest is capitalized on significant construction projects.

Intangible Assets—Acquisition costs of intangible assets are capitalized and amortized using the straight-line method over their estimated useful lives.

Revenue Recognition—The Company recognizes revenue when the four following criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped and clients have signed a completion and acceptance report, risk of loss has transferred to clients, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of Revenues—When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenue. Cost of revenues include wages, materials, handling charges, and other expenses associated with manufactured products and service provided to customers.

Retirement Benefit Plans—Full time employees of the Company participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of employees’ salary. The Company has no legal obligation for the benefits beyond the contributions made. The total expense for such employee benefits were ¥171,750, ¥205,512 ($30,717) for the years ended December 31, 2008, 2009 and ¥152,316 and ¥163,020 ($24,366) for the nine months ended September 30, 2009 and 2010, respectively.

Income Taxes—Income taxes are provided based upon the liability method of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the British Virgin Islands. Enterprises doing business in PRC are generally subject to statutory enterprise income tax at a rate of 25%. As a high technology enterprise in the modern agriculture industry, the Company applied for and was approved at a rate of 15% by the local tax authority in PRC for the calendar years of 2008, 2009 and 2010.The certificate of high technology enterprise needs to be verified in 2011 by the provincial government or above.

Net Earnings per Ordinary Share—Basic earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share are computed by dividing net income by the weighted average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. The Company had no dilutive potential ordinary share equivalents outstanding during the periods presented in the financial statements.

Recently Enacted Accounting Standards—In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of Update 2010-06 will have on its consolidated financial statements.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2010, FASB issued ASU No. 2010-02 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The Company does not expect the adoption of Update 2010-02 to have a material impact on its consolidated financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivables consist of the following:

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,		September 30,	September 30
	2008	2009	2010	2010
			(Unaudited)	(Unaudited)
Trade accounts receivable	¥9,311,372	¥23,989,097	¥17,763,991	$2,655,107
Allowance for doubtful accounts	-	-	-	-

Trade accounts receivable, net	¥9,311,372	¥23,989,097	¥17,763,991	$2,655,107

NOTE 4. INVENTORIES

Inventory consist of the following at December 31, 2008, 2009 and September 30, 2010:

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,		September 30,	September 30
	2008	2009	2010	2010
			(Unaudited)	(Unaudited)
Raw materials	¥28,118,370	¥44,090,376	¥1,173,295	$175,367
Semi-Finished goods	1,651,925	3,983,432	5,110,438	763,835
Finished goods	4,246,541	7,205,427	6,033,493	901,800

Total inventories	¥34,016,836	¥55,279,235	¥12,317,226	$1,841,002

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2008, 2009 and September 30, 2010:

		Chinese Yuan (Renminbi)			U.S. Dollars
	Useful Life	December 31,		September 30,	September 30
	in years	2008	2009	2010	2010
				(Unaudited)	(Unaudited)
Buildings	25	¥10,684,499	¥13,496,999	¥13,498,579	$2,017,575
Machinery	10	18,974,017	18,420,767	18,453,719	2,758,197
Vehicles	10	1,077,201	1,077,200	1,077,200	161,004
Office equipment	5	233,271	233,271	263,071	39,320

Total property and equipment		30,968,988	33,228,237	33,292,569	4,976,096
Less: Accumulated depreciation		(5,146,397)	(7,429,165)	(9,207,158)	(1,376,154)

Property and equipment, net		¥25,822,591	¥25,799,072	¥24,085,411	$3,599,942

Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition. Depreciation expense was ¥1,840,798, ¥2,282,768 ($341,195), ¥1,715,565 and ¥1,777,993 ($265,749) for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, respectively. The net value of property and equipment pledged as collateral for loans from banks was ¥6,370,673, ¥15,168,888 and ¥18,463,399 ($2,759,644) for the year ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, respectively.

NOTE 6. INTANGIBLE ASSETS
	Chinese Yuan (Renminbi)			U.S.Dollars
	December 31,		September 30,	September 30,
	2008	2009	2010	2010
			(Unaudited)	(Unaudited)
Gross Carrying Value	¥2,463,000	¥2,241,083	¥2,258,667	$337,593
Accumulated Amortization	(157,125)	(210,968)	(265,497)	(39,683)
Net Carrying Value	¥2,305,875	¥2,030,115	¥1,993,170	$297,910

The intangible assets primarily consist of land use rights. All the land use rights are pledged as collateral for loans from banks. Amortization expense was ¥49,260, ¥275,760 ($41,217), ¥36,944 and ¥36,945 ($5,522) for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, respectively.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Followings are presented the estimated amortization expense on the land use rights in the future:

Three months ended December 31, 2010	¥12,315
Years ended December 31,
2011	49,260
2012	49,260
2013	49,260
2014	49,260
2015	49,260
Thereafter	1,734,555
Total	¥1,993,170

NOTE 7. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. Following are the related party transactions that have occurred.

During 2008, the Company repaid ¥12,400,000 to the principal shareholder and borrowed ¥22,120,000 from the principal shareholder. The borrowings are payable on demand and without interest. At December 31, 2008, the Company owed the principal shareholder ¥24,770,000.

During 2009, the Company repaid ¥29,870,000 to principal shareholder and made aggregating borrowing of ¥31,800,000 from principal shareholder. The borrowings are payable on demand and bear no interest. At December 31, 2009, the Company owed principal shareholder ¥26,700,000.

During the nine months ended September 30, 2010, the Company made payments aggregating ¥15,500,000 to the principal shareholder and borrowed ¥1,986,200 from the principle shareholder. During the same period, the principal shareholder converted ¥11,200,000 of these borrowings to increase his ownership position in the Company. At September 2010, the Company owed ¥1,986,200 ($ 296,869) to the principal shareholder. The borrowings are payable on demand and without interest.

The principal shareholder has guaranteed bank loans for the Company. During the years 2008, 2009 and for the period from January to September in 2010 the amounts guaranteed are ¥5,900,000, ¥12,300,000 and ¥9,300,000 ($1,390,031) respectively.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. SHORT TERM LOAN

All the short-term loans were borrowed from local commercial banks. The following schedule sets forth the Company’s short-term loans as of the dates presented:

	Chinese Yuan (Renminbi)			U.S.Dollars
	December 31,	December 31,	September 30,	September 30,
	2008	2009	2010	2010
			(Unaudited)	(unaudited)
Short-term loan at 7.29% interest, guaranteed by third party, repaid in 2009	¥4,000,000	¥-	¥-	$-
Short-term loan at 5.58% interest, secured by land use right and building, repaid in 2009	1,000,000	-	-	-
Short-term loan at 6.696% interest, guaranteed by related parties, secured by building, land use right and equipments, repaid in 2009	3,000,000	-	-	-
Short-term loan at 12.24% interest, secured by equipments, repaid in 2009	2,000,000	-	-	-
Short-term loan at 12.54% interest, secured by land use right and building, repaid in 2009	2,000,000	-	-	-
Short-term loan at 5.31% interest, secured by inventories, matures in August 2010	-	4,500,000	-	-
Short-term loan at 5.31% interest, secured by land use right, matures in Auguest 2010	-	5,500,000	-	-
Short-term loan at 5.31% interest, guaranteed by related party, secured by buildings, matures in November 2010	-	5,800,000	-	-
Short-term loan at 5.31% interest, secured by equipment, matures in December 2010	-	6,200,000	-	-
Short-term loan at 5.5755% interest, guaranteed by related parties, secured by building, land use right and equipment, matures in November 2010	-	3,500,000	-	-
Short-term loan at 9.72% interest,secured by equipment, matures in Feburary 2010	-	2,000,000	-	-
Short-term loan at 5.31% interest,guaranteed by related party, secured by buildings, matures in November 2010	-	-	5,800,000	866,901
Short-term loan at 5.31% interest, secured by equipment, matures in December 2010	-	-	6,200,000	926,686
Short-term loan at 5.5755% interest, guaranteed by related parties, secured by building, land use right and equipment, matures in November 2010	-	-	3,500,000	523,130
Short-term loan at 7.965% interest, secured by equipment, matures in January 2011	-	-	4,000,000	597,863

Total short-term loan	¥12,000,000	¥27,500,000	¥19,500,000	$2,914,580

NOTE 9. INCOME TAXES

The reconciliation of income tax expense computed by applying the statutory income tax rate to pre-tax income to the actual tax expense is as follows:

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Chinese Yuan (Renminbi)				U.S.Dollars
	For the Years Ended December 31,		For Nine Months Ended September 30		For the Year Ended	For Nine Months Ended
	2008	2009	2009	2010	December 31, 2009	September 30, 2010
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tax at statutory rate of 25%	¥4,828,609	¥7,495,704	¥5,548,408	¥8,901,894	$1,120,350	$1,330,528
Benefit of favorable tax rate	(1,931,444)	(2,998,282)	(2,219,363)	(3,560,757)	(448,140)	(532,211)

Provision for income taxes	¥2,897,165	¥4,497,422	¥3,329,045	¥5,341,137	$672,210	$798,317

The Company’s net income would be increased by the amounts presented above as the benefit of favorable tax rate had the Company not been granted a tax rate of 15%. The effect of not having the beneficial tax rate on earnings per share would have been to decrease earnings per share by ¥1.42, ¥2.19 ($0.33) for the years ended December 31, 2008 and 2009, respectively, and ¥1.62 and ¥0.88 ($0.13) for the nine months ended September 30, 2009 and 2010, respectively.

The provision for income taxes consisted of the following:

	Chinese Yuan (Renminbi)				U.S.Dollars
	For the Years Ended December 31,		For Nine Months Ended September 30		For the Year Ended	For Nine Months Ended
	2008	2009	2009	2010	December 31,2009	September 30,2010
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current	¥2,897,165	¥4,497,422	¥3,329,045	¥5,341,137	$672,210	$798,317

Provision for income taxes	¥2,897,165	¥4,497,422	¥3,329,045	¥5,341,137	$672,210	$798,317

NOTE 10. SHAREHOLDERS’ EQUITY

Ordinary Shares—As discussed in Note 1, the Company issued 5,000,000 shares for the acquisition of China Sunflower HK. The 5,000,000 ordinary shares issued have been presented as if the shares were issued on the dates the original equity issuances were raised resulting in 1,368,467 shares issued prior to January 1, 2008 and 3,631,533 shares issued during the nine months ended September 30, 2010.

Statutory Reserves—According to the Articles of Association, Zhengnong and JOY Trading are required to transfer a certain portion of its net profit, as determined under Chinese accounting regulations, from retained earnings to the statutory reserve fund. As of December 31, 2008 and 2009 and September 30, 2010, the balance of statutory reserves was ¥3,035,944, ¥5,528,670, and ¥8,630,500 ($1,289,963), respectively.

NOTE 11. PRODUCT LINE REVENUE AND COST OF REVENUE

Followings are presented the revenue and cost of revenue classified by product lines for the years ended December 31, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue	Chinese Yuan (Renminbi)
	For the Years		For the Nine Months
	Ended December 31,		Ended September 30,
	2008	2009	2009	2010
			(Unaudited)	(Unaudited)
Development and sales of sunflower seeds for plantation	25,388,336	36,355,837	29,613,389	40,097,993
Sales of confection-type sunflower seeds	14,269,997	14,613,092	6,588,762	17,060,368
Sales of self-produced sunflower oil	31,658,164	56,033,853	37,796,834	66,931,136
Sales of oil cake	5,480,294	8,169,492	5,340,293	10,007,184
Total Sales	76,796,791	115,172,274	79,339,278	134,096,681

Cost of sales	Chinese Yuan (Renminbi)
	For the Years		For the Nine Months
	Ended December 31,		Ended September 30,
	2008	2009	2009	2010
			(Unaudited)	(Unaudited)
Development and sales of sunflower seeds for plantation	14,770,943	20,564,825	16,743,638	24,491,681
Sales of confection-type sunflower seeds	11,421,180	11,775,438	5,289,645	13,913,278
Sales of self-produced sunflower oil	23,084,898	41,103,710	27,338,510	46,760,999
Sales of oil cake	4,289,805	7,197,790	4,705,103	9,025,851
Total Cost of sales	53,566,826	80,641,763	54,076,896	94,191,809

NOTE 12. SIGNIFICANT CONCENTRATIONS,RISKS AND UNCERTAINTIES

The Company is exposed to the following concentrations of risk:

(a)         Major customers

For the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, the customers who account for 10% or more of the Company’s revenue are presented as follows:

	For the Years Ended December 31,		For the Years Ended September 30,
	2008	2009	2009	2010
			(Unaudited)	(Unaudited)
Customer A	11%	8%	4%	8%
Customer B	10%	12%	12%	11%

(b)       Major suppliers

For the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, the suppliers who account for 10% or more of the Company’s purchases is presented as follows:

	For the Years Ended December 31,		For the Years Ended September 30,
	2008	2009	2009	2010
			(Unaudited)	(Unaudited)
Supplier A	10%	10%	17%	31%
Supplier B	17%	9%	15%	21%

(c)       Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and accounts receivable included in the consolidated balance sheets. The Company deposits its cash in banks primarily in the PRC. Historically, deposits in the PRC banks have been secure due to the state policy on protecting depositors’ interests.

CHINA SUNFLOWER GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d)       Exchange rate risk

The Company’s financial statements are expressed in Renminbi, which is the reporting currency. JOY Technology with its subsidiary, JOY Trading, and Zhengnong determine their functional currency to be Renminbi, while China Sunflower, with its direct subsidiary, China Sunflower-HK, determines their functional currency to be U.S.Dollars and Hong Kong Dollars, respectively. However, the majority of the Company’s business is transacted in Renminbi. The Company earns substantially all of its revenues and incurs most of its expenses in Renminbi. The exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S.Dollars as a result of the expected rising volume of export sales and anticipated proceeds from the public offering. The Company currently has no significant direct foreign exchange risk and has not used any derivative financial instruments to hedge the exposure to such risk.

(f)       Economic and political risks

The Company's operations are conducted in China. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of the Chinese economy.

The Company's operations in China are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(g)       Geographic Information

The Company sells its products primarily in the PRC.

NOTE 13. COMMITMENTS AND CONTINGENCIES

At September 30, 2010, the Company had no material commitments and contingent liabilities.

NOTE 14. SUBSEQUENT EVENTS

In November 2010, after obtaining the written consent from Zhengnong, the two minority shareholders of JOY Technology transferred their pledged non-controlling interest to the principal shareholder for RMB 170,000 in total. After this exchange, the principal shareholder held 100% of the shares of JOY Technology.

In November 2010, JOY Technology sold 0.58% of its ownership interest in JOY Trading to two individuals for a total of RMB 40,000. After the exchange, JOY Technology held 99.42% of JOY Trading.

China Sunflower Group Limited

American Depositary Shares

Representing                         Ordinary Shares

PROSPECTUS

Rodman & Renshaw, LLC

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ADSs in any circumstances under which the offer or solicitation is unlawful.

Through and including          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under Registrant’s memorandum of association and articles of association, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we issued our securities as described below in transactions not required to be registered under the Securities Act.  We believe that the issuances were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act because our securities qualify under “Category 1” in Rule 903 of Regulation S and (1) the issuances were made in offshore transactions (and we determined that none of the persons to whom offers and sales were directed as a “U.S. person”) and (2) neither we nor any person acting on our behalf made any direct selling efforts in the United States.

On November 8, 2010, we issued 5,000,000 shares to the shareholders of China Sunflower-HK in exchange for all their shares in the share exchange transaction.

Item 8. Exhibits and Financial Statement Schedules

(a)   Exhibits

See the Exhibit Index for a list of exhibits filed as part of this registration statement on Form F-1, which Exhibit Index is incorporated herein by reference.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)   Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuwei City, China on December 29, 2010.

China Sunflower Group Limited

By:	/s/ Mingguang Wei
Name:	Mingguang Wei
Title:	Chief Executive Officer and Chairman

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form F-1 was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Mingguang Wei	Chairman and Chief Executive Officer	December 29, 2010
Name: Mingguang Wei	(principal executive officer)

/s/ Denian Fu	Vice President of Finance	December 29, 2010
Name: Denian Fu

/s/ Lin’an Wang	Chief Engineering Officer	December 29, 2010
Name: Lin’an Wang

/s/ Xinmin Liu	Director	December 29, 2010
Name: Xinmin Liu

/s/ Ping Zhao	Director	December 29, 2010
Name: Ping Zhao

Director
Name: Fengchang Chang		December 29, 2010

CHINA SUNFLOWER GROUP LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant

4.1†	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts.

5.1†	Opinion of [BVI Counsel] regarding the validity of the ordinary shares being registered

10.1	Exclusive Technology Support and Service Agreement

10.2	Exclusive Business Corporation Agreement

10.3	Exclusive Option Agreement

10.4	Loan Agreement between Mr. Wei Minguang and Zhengnong

10.5	Proxy Agreement

10.6	Equity Pledge Agreement

10.7	Share Transfer Agreement between Mr. Liu Xinmin and Mr. Wei

10.8	Share Transfer Agreement between Mr. Fu Denian and Mr. Wei Mingaung

10.9	Form Seeds Supplier Agreement

10.10	Form of Oil Container Supplier Agreement

10.11	Form of Coal Supplier Agreement

10.12	Form of Cardboard Box Supplier Agreement

10.13	Form of Cultivation Agreement

10.14	Form of Customer Agreement

21.1	Subsidiaries of the Registrant

23.1	Consent of Hansen, Barnett & Maxwell, P.C., an independent registered public accounting firm

23.2†	Consent of [BVI Counsel] (included in Exhibit 5.1)

23.3†	Consent of Anslow & Jaclin, LLP

23.4†	Consent of Dacheng Law Offices

24.1	Powers of Attorney (included on signature page)

†	To be filed by amendment.